As filed with the Securities and Exchange Commission on July 10, 2017

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Torrid Inc.

(Exact name of registrant as specified in its charter)

Delaware	5600	47-3714423
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

18501 E. San Jose Ave.

City of Industry, California 91748

(626) 667-1002

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kay Hong

Chief Executive Officer

Torrid Inc.

18501 E. San Jose Ave.

City of Industry, California 91748

(626) 667-1002

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Richard Aftanas, P.C. Brian Hecht Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Michael Benjamin Stelios G. Saffos Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer	☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.01 par value per share	$100,000,000	$11,590

(1)	Includes shares of common stock that the underwriters may purchase (including pursuant to the option to purchase additional shares) from the selling stockholders.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated             , 2017

PROSPECTUS

            Shares

Torrid Inc.

Common Stock

This is the initial public offering of Torrid Inc. (“Torrid”). All of the                  shares of common stock are being sold by the selling stockholders. Torrid will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $        and $        . Torrid intends to apply to list the common stock on the New York Stock Exchange (“NYSE”) under the symbol “CURV.”

After the completion of this offering, affiliates of Sycamore Partners Management, L.P. (“Sycamore”) will continue to own a majority of the voting power of shares eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. See “Management—Corporate Governance.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to certain reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 15 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also exercise their option to purchase up to an additional                  shares from the selling stockholders, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus. Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2017.

BofA Merrill Lynch	Morgan Stanley

Goldman Sachs & Co. LLC	J.P. Morgan	Jefferies

Baird	Telsey Advisory Group	William Blair

The date of this prospectus is                     , 2017.

We have not and the selling stockholders and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: neither we nor the selling stockholders or the underwriters have done anything that would permit our initial public offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

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BASIS OF PRESENTATION

Our fiscal year ends on the Saturday nearest to January 31 and each fiscal year is generally comprised of four 13-week quarters (although in years with 53 weeks, the fourth quarter is comprised of 14 weeks). Fiscal years are identified in this prospectus according to the calendar year in which they begin. For example, references to “fiscal year 2016” or similar references refer to the fiscal year ended January 28, 2017.

On May 1, 2015, Hot Topic, Inc. (“Hot Topic”) entered into a Contribution Agreement pursuant to which Hot Topic contributed all of the existing assets and liabilities related to its former Torrid business to a newly-formed, separate and wholly-owned subsidiary of Hot Topic, Torrid LLC. Immediately thereafter, on May 1, 2015, Hot Topic entered into a Purchase Agreement (the “Purchase Agreement”) with Torrid Inc. (formerly known as Torrid Holding Corp.), pursuant to which Hot Topic sold all of its issued and outstanding equity interests in Torrid LLC to Torrid Inc. This transaction is referred to herein as the “Separation.”

For the period presented prior to the Separation, fiscal year 2014 and the portion of fiscal year 2015 from February 1, 2015 to May 2, 2015, Torrid was included within Hot Topic’s business and did not operate as a standalone company. The results of operations and cash flows for this period included herein were derived from Hot Topic’s consolidated financial statements and accounting records as if Hot Topic’s Torrid business had been operated as a standalone business prior to the Separation. The financial position, results of operations and cash flows for this period include certain assets and liabilities that are specifically identifiable or attributable to Torrid, and they also include an allocation of expenses related to certain Hot Topic corporate functions, including senior management, distribution, legal, human resources, finance, general and administrative and information technology. These expenses have been allocated to us based on direct usage or benefit where identifiable, with the remainder allocated on a pro rata basis of revenues, headcount, store count, units shipped and received, square footage or other relevant measures. Torrid considers the expense allocation methodology and results to be reasonable; however, the allocations may not be indicative of the actual expenses that would have been incurred had Torrid operated as a separate company for this period. Torrid’s results of operations and cash flows for the period following the Separation are as a result of operating Torrid as a separate company.

Our financial statements for fiscal years 2015 and 2016 and the three months ended April 30, 2016 and April 29, 2017 include the results of the Lovesick test concept, which in January 2017 we decided to close and we expect to have completed closing the Lovesick test concept by the end of the second quarter of fiscal year 2017. Unless otherwise noted, the operating information presented in this prospectus, including that denoted as Torrid brand information, represents our results excluding the Lovesick test concept.

As described in this prospectus, comparable company sales growth includes same-store net sales and e-commerce net sales calculated on a year-over-year basis. We apply current year foreign currency exchange rates to both current year and prior year comparable sales to remove the impact of foreign currency fluctuation and achieve a consistent basis for comparison. For purposes of this calculation, we consider a store comparable after it has been open for 15 full fiscal months. If a store is closed during a fiscal year, it is only included in the computation of comparable company sales for the full fiscal months in which it was open. Partial fiscal months are excluded from the computation of comparable company sales. As described in this prospectus, comparable brand sales growth represents comparable company sales growth, excluding the effects of the Lovesick test concept. As described in this prospectus, e-commerce penetration refers to Torrid brand net sales generated in the e-commerce channel divided by total Torrid brand net sales, excluding the effects of the Lovesick test concept.

As used in this prospectus, store-level EBITDA refers to a particular store’s net sales, less product costs and direct operating costs, including payroll, occupancy and other operating costs specifically associated with that store. Store-level EBITDA is an assessment of store-level profitability and a supplemental measure of the operating performance of our stores that is neither required by, nor presented in accordance with, accounting principles generally accepted in the United States (“GAAP”) and our calculations thereof may not be comparable to those reported by other companies. We present this measure as we believe it is frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry and we use it internally as a benchmark to compare our performance to that of our competitors. This measure has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

References to the membership of our customer loyalty program, Torrid Insider, refer to the total number of customers that have signed up for Torrid Insider, and not unsubscribed, over the life of the program; there is no additional requirement for these customers to have been recently or repetitively active as customers of Torrid.

Certain figures in this prospectus have been subject to rounding adjustments. Therefore, figures shown as totals in certain tables may not sum due to rounding.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research as well as from industry and general publications and research, studies and surveys conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the definitions of our market and industry are appropriate, neither such research nor these definitions have been verified by any independent source. Certain industry, market and competitive position data presented in this prospectus was obtained from various public data reports published by The NPD Group, Inc. We refer to this data throughout this prospectus as data from “NPD.”

TRADEMARKS AND TRADE NAMES

This prospectus includes our trademarks such as “Torrid,” which are protected under applicable intellectual property laws and are the property of Torrid Inc. or its subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights, of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

NON-GAAP FINANCIAL MEASURES

Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures of our operating performance that are neither required by, nor presented in accordance with, GAAP and our calculations thereof may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA represents GAAP net income (loss) plus interest expense and other, net, (benefit) provision for income taxes, depreciation and amortization, non-cash deductions and charges, other expenses, an adjustment for the Transition Services Agreement (as defined herein) and the elimination of Lovesick test concept EBITDA. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of Torrid brand net sales. We present these measures as we believe they are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry and we use them internally as benchmarks to compare our performance to that of our competitors. These measures have limitations as analytical tools and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP.

Adjusted EBITDA and Adjusted EBITDA margin are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income (loss), income (loss) from operations or any other performance measures determined in accordance with GAAP or as alternatives to cash flows from operating activities as a measure of our liquidity. We believe Adjusted EBITDA and Adjusted EBITDA margin facilitate operating performance comparisons from period to period by isolating the effects of certain items that vary from period to period or are incurred on a limited basis with respect to any particular store, without any correlation to ongoing operating performance. We also use Adjusted EBITDA and Adjusted EBITDA margin as two of the primary methods for planning and forecasting the overall expected performance of our business and for evaluating on a quarterly and annual basis actual results against such expectations. Further, we recognize

Adjusted EBITDA and Adjusted EBITDA margin as commonly used measures in determining business value and, as such, use them internally to report and analyze our results and we additionally use Adjusted EBITDA as a benchmark to determine certain non-equity incentive payments made to executives. Our presentation of Adjusted EBITDA and Adjusted EBITDA margin should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

For a reconciliation of net income (loss) to Adjusted EBITDA, see “Prospectus Summary—Summary Consolidated Historical Financial and Other Data.”

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider in making your investment decision. You should read the following summary together with the entire prospectus, including the more detailed information regarding our Company, the common stock being sold in this offering and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, our consolidated financial statements and the related notes thereto included elsewhere in this prospectus and the matters discussed in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus before deciding to invest in our common stock. Some of the statements in this prospectus constitute forward-looking statements. See “Forward-Looking Statements.”

Except where the context otherwise requires or where otherwise indicated, the terms “Torrid,” “we,” “us,” “our,” “our Company” and “our business” refer to Torrid Inc. together with its consolidated subsidiaries as a combined entity.

Our financial statements for fiscal years 2015 and 2016 and the three months ended April 30, 2016 and April 29, 2017 include the results of the Lovesick test concept, which in January 2017 we decided to close and we expect to have completed closing the Lovesick test concept by the end of the second quarter of fiscal year 2017. Unless otherwise noted, the operating information presented in this section and elsewhere in this prospectus, including that denoted as Torrid brand, represents our results excluding the Lovesick test concept.

Company Overview

Torrid is the industry-leading and fastest growing branded omni-channel retailer of apparel, intimates and accessories for young, plus-size women in North America. Our mission is to grow our leadership position in this market by providing our customers with a broad assortment of high-quality, carefully-fitted apparel, intimates and accessories that is unapologetically young, sexy and fashionable. Our target customer is a 25 to 40 year old woman who is curvy and wears sizes 10 to 30. We believe our customer values the convenience and appeal of our curated presentation of merchandise that helps her be stylish for any occasion, including casual, work and dressy, at accessible price points. We believe we offer the young, plus-size woman both a product selection and a customer experience that have not previously been available to her. This offering makes us her favorite shopping destination and presents the opportunity to capture a significant portion of an underserved and growing market. Our differentiated approach and distinctive assortment have resulted in a highly loyal customer base and strong growth in our business. We have delivered 21 consecutive quarters of industry-leading comparable brand sales growth (averaging 27% over the three years ended January 28, 2017), a compound annual growth rate (“CAGR”) in Torrid brand net sales of 44% for the three years ended January 28, 2017, fiscal year 2016 net loss of $29.1 million and fiscal year 2016 Adjusted EBITDA of $86.0 million. For a reconciliation of our Adjusted EBITDA to our net income (loss), please see “Prospectus Summary—Summary Consolidated Historical Financial and Other Data.”

We believe we are the clear market leader for an underserved and growing demographic of young, plus-size women that no other national specialty retailer targets or adequately addresses. According to NPD, the women’s plus-size apparel market was approximately $21 billion in 2016, and has grown at more than twice the rate of the overall U.S. women’s apparel market. This accelerated market growth is expected to continue. While approximately two-thirds of U.S. women are plus-size (sizes 14 and up), only 17% of women’s apparel sales during 2016 in the U.S. were in plus-sizes. We estimate there is only one dedicated plus-size apparel store for every 30 specialty apparel stores. As a result, there are approximately 34,000 plus-size women for each plus-size apparel store, as compared to 600 women for each other specialty apparel store. We also believe other existing national plus-size retailers aim to serve customers over 40 years old, an age demographic that has traditionally been associated with plus-sizes. However, approximately 50% of the plus-size population is under 45 years old and we believe this demographic is particularly underserved.

We operate a growing omni-channel business model that is highly profitable on an Adjusted EBITDA basis. In fiscal year 2016, we achieved industry-leading e-commerce penetration of 34%, an increase from 20% penetration in fiscal year 2012. As of April 29, 2017, we operated 487 stores in 48 U.S. states, Puerto Rico and Canada, 99% of which generated positive store-level EBITDA in fiscal year 2016. Our stores average approximately 2,850 square feet. Our stores are located primarily in premium malls, strip centers, lifestyle centers or outlet locations. They perform consistently across all formats because, we believe, our stores serve as a shopping destination for our customers. Each new store requires a small investment that typically pays back in approximately 17 months. Our stores not only serve existing customers but also help us acquire new customers who then shop our assortment across channels.

To achieve our mission, we have aligned our strategy and team around three guiding pillars: People, Product and Customer Experience.

People. We believe other apparel companies address the plus-size woman only as an afterthought and, as a result, have not attracted the strongest talent to address this customer’s specific, fit-driven product needs. We have created a company culture focused on attracting, training and developing talent that does not settle for the low expectations that have previously been the norm for shoppers in the plus-size market. We are passionate about what we do. We seek to hire, develop and promote people that share both our passion and our focus on creating the best products and experience for our customers. We are organized to maximize collaboration among our product, merchandising and other business teams, all of which share our common mission. In conjunction with the Separation in fiscal year 2015, we developed standalone corporate functions to increase the focus of our team. We believe these investments enabled our recent performance trends and position us well for continued growth.

Product. We are relentlessly focused on creating great products. We believe our products not only provide an unparalleled technical fit, but also have the style and attitude that enable our customers to shop and dress like her non-plus-size friends. We believe we are a destination for our customers to shop for every occasion, from casual to dressy and everything in between. We design, develop and merchandise almost all of our products in-house under the Torrid brand name. Our products are exclusive to us, with few exceptions, and provide a consistent quality and fit that we believe she cannot find elsewhere. Our merchandise addresses our customers’ entire closet, including tops, bottoms, denim, dresses, intimates, swimwear, shoes and accessories. Approximately 80% of Torrid brand net sales in fiscal year 2016 were from core and on-trend basics that she regularly replenishes. Approximately 20% of Torrid brand net sales in fiscal year 2016 were from trend-driven items that incorporate the latest fashions available in the broader market. We introduce new lines of merchandise more than a dozen times per year. This frequency ensures an ongoing flow of new and relevant merchandise that keeps our customer coming back to us. We employ a data-centric approach and have a responsive supply chain, both of which allow us to respond quickly to customer preferences and mitigate inventory risk. Together, these attributes have led to consistent, predictable operating performance over time.

Customer Experience. We seek to provide our customers with products and an experience that makes them feel special, rather than different. We believe our brand is democratic and attracts women of all ages, ethnicities and sizes. However, our target customer is an employed young woman between the ages of 25 and 40 years old with above-average annual household income (average of approximately $75,000), who wears sizes 10 to 30 (average of 18). She leads a busy life, is short on time and wants a curated presentation of quality apparel, intimates and accessories that are on trend and fit her well. We believe our target customer has been largely overlooked by other retailers. When our customer discovers Torrid, she actively engages with us and becomes highly loyal. This is evidenced by the strength of our loyalty program, Torrid Insider, which grew from 2.7 million members at the end of fiscal year 2014 to over 4.5 million members at the end of fiscal year 2016. These loyalty program members represented approximately 86% of Torrid brand net sales for fiscal year 2016 and show tremendous enthusiasm for our brand. Our loyalty customers make a purchase from us an average of approximately four times per year and have increased their spending with us over time.

We believe our product-focused strategy and passionate team have resulted in a defensible market position and consistent growth in Torrid brand net sales and Adjusted EBITDA. Recent financial highlights include:

•	Torrid brand net sales growth to $629.7 million in fiscal year 2016, representing a three-year CAGR in Torrid brand net sales of 44%;

•	Positive comparable brand sales growth for 21 consecutive quarters, averaging 27% over the three years ended January 28, 2017;

•	Net income of $1.6 million in fiscal year 2014 and net losses of $163.8 million and $29.1 million in fiscal years 2015 and 2016, respectively;

•	Adjusted EBITDA growth from negative $2.2 million in fiscal year 2014, to $86.0 million in fiscal year 2016; and

•	Adjusted EBITDA margin expansion from negative 0.7% in fiscal year 2014, to 13.7% in fiscal year 2016.

Competitive Strengths

We attribute our continued success to the following competitive strengths:

Differentiated, Leading Brand in a Growing and Underserved Market. Based on our industry experience and analysis of publicly available information, we believe we are the industry-leading and fastest growing branded omni-channel retailer of apparel, intimates and accessories for young plus-size women in North America. The Torrid brand represents a distinctive combination of assortment, quality, fit and customer experience that, we believe, plus-size women have never had available to them. Our brand satisfaction is among the highest for specialty retailers, according to third party customer surveys. We believe this significant brand value will facilitate sustainable net sales growth and market share gains over time. We target an underserved and growing demographic of young, plus-size women, whom we believe no other national specialty retailer targets or adequately addresses. We believe retailers not dedicated to plus-size have entered the plus-size category as an afterthought, often relegating the plus-size customer to a less desirable section of the store and failing to design product that addresses her specific fit requirements. We believe we are both gaining share in the market and helping expand the market for plus-size apparel.

Loyal and Passionate Customer. Our target customer is an employed young woman between the ages of 25 and 40 years old, who is short on time and wants a curated presentation of quality apparel, intimates and accessories that are on trend and fit her well. We believe many of our customers form a deep emotional connection with our brand, as their discovery of our brand is often the first time in their lives they feel well-served and respected by an apparel company. As a result, our customer is highly loyal, with 86% of Torrid brand net sales in fiscal year 2016 generated by over 4.5 million customers who have chosen to join our loyalty program. Our loyalty program gives us a rich database of information to market to our customers more effectively and has enabled us to consistently retain over 80% of net sales from the prior year’s customers. Our loyal customers are growing more productive, with the average spend per loyalty program customer increasing by a 12% CAGR since fiscal year 2012.

Low-Risk Merchandising Model. We believe plus-size customers prioritize how a product fits above all other purchasing criteria. Unlike retailers who are not exclusively focused on the plus-size customer, we design and engineer our product specifically to fit our customers’ body type. We believe our singular focus on plus-sizes allows us to create product that fits uniquely well, without compromising on style. We ensure that our merchandise has a consistent fit across our entire assortment and size range. This enables our customer to shop seamlessly between our e-commerce platform and stores with confidence that the products she purchases will fit consistently. Our vertical sourcing model gives us control over fit, quality, consistency and cost, while ensuring product exclusivity.

We have a strong core and on-trend basics program, which represented approximately 80% of Torrid brand net sales in fiscal year 2016, complemented by trend-driven merchandise, which represented approximately 20% of Torrid brand net sales in fiscal year 2016. Because our customer prioritizes fit, we do not rely on being fashion leaders. Nonetheless, each year we introduce more than a dozen collections that provide a consistent flow of fresh merchandise. This frequency of deliveries reduces our dependence on any one collection and motivates our customers to visit our e-commerce platform and our stores more frequently.

We believe we have an efficient, diversified and flexible supply chain that allows us to better meet our customers’ needs, mitigate inventory risk and limit product markdowns. We assess sales data, market trends and new product development on a weekly basis in order to make in-season inventory purchasing adjustments where possible and to respond to the latest sales trends. We believe our data-centric approach and responsive supply chain allow us to respond quickly to customer preferences and mitigate inventory risk, leading to consistent, predictable operating performance over time.

Industry-Leading Omni-Channel Business Model. We have established a powerful, industry-leading omni-channel business model that is rapidly growing and highly profitable on an Adjusted EBITDA basis. Our e-commerce platform and store base complement and drive traffic to one another. We leverage our targeted marketing initiatives, including direct mail and digital marketing, to acquire new customers across all channels. Approximately 75% of new-to-brand customers in fiscal year 2016 first engaged with Torrid through our stores. We have a history of converting customers from single-channel customers to omni-channel customers. On average, our omni-channel customer shops more often and spends approximately five times more per year than our single-channel customer. As a result, the proportion of our net sales derived from our e-commerce channel increased from 20% penetration in fiscal year 2012 to 34% penetration in fiscal year 2016.

Our e-commerce platform is highly flexible and allows us to expand and enhance our customers’ experience with our brand. We use our e-commerce platform to expand our selection of styles, colors and merchandise meaningfully beyond what is available in our stores, making the online shopping experience highly engaging and additive to our in-store experience. Often a new customer will discover our brand and identify her correct size by visiting a store then utilize our e-commerce platform to reorder the product in different colors or styles.

We have a robust real estate strategy and a well-established base of 487 stores across 48 U.S. states, Puerto Rico and Canada as of April 29, 2017, 99% of which generated positive store-level EBITDA in fiscal year 2016. Our stores are located primarily in premium malls, strip centers, lifestyle centers and outlet locations. They perform consistently across all formats because, we believe, our stores serve as a shopping destination for our customers and are therefore less dependent on broader traffic trends. Nonetheless, a majority of our store leases, and all of our store leases signed since 2013, include performance-based termination provisions or “kickout” clauses. These clauses provide us the contractual flexibility to exit a store or renegotiate rent in the event a store’s performance deteriorates. Given the positive performance trajectory of our stores, we have historically exercised these termination provisions on a limited basis. Our stores are highly productive and have historically produced positive store-level EBITDA in the first year of operations. Our commitments to new stores are binding approximately four months before opening. New stores require a small initial investment that is typically recovered within approximately 17 months and generates an attractive return. We believe our stores also enhance brand awareness, drive traffic to our e-commerce platform and encourage a growing number of customers to shop across multiple channels of our omni-channel business model.

Highly Experienced Team with Proven Track Record Delivering Industry-Leading Financial Results. Our Company is led by a team of experienced professionals who have proven track records and are passionate about our mission. Our Chief Executive Officer, Kay Hong, joined the Company in January 2017. She is a retail veteran with extensive direct and retail channel knowledge and has spent over a decade building businesses. Ms. Hong previously served as Chief Operating Officer and Executive Vice President Direct and Chief Marketing Officer at Talbots and as Chief Executive Officer of Harry & David. Our product team is led by Elizabeth Muñoz, our Senior Vice President of Product, who has been with the Company since 2010 and was previously the President of Lucky Brands. Our merchandising and marketing teams are led by Kate Horton, our Senior Vice President of Merchandising and Marketing, who has been with the Company since 2012 and was previously the Vice President of Merchandising at Soma Intimates. Our Chief Financial Officer, George Wehlitz, has been with the Company since 2016 and was previously Chief Financial Officer at Hot Topic, where he helped develop the Torrid concept. Our leadership team is passionate about our customer, has created a highly collaborative culture and has built a deep pool of talent throughout the organization.

Growth Strategies

Grow Brand Awareness and Omni-Channel Customer Base. We believe we are both gaining market share and helping expand the market for plus-size apparel. Most of our success to date has been driven by word of mouth, social media, targeted marketing events, direct mail and digital marketing. Our investments in our direct mail program and digital marketing have increased the engagement of our existing customers. We nearly doubled our active customer base between fiscal year 2014 and fiscal year 2016. We believe we can profitably expand our advertising and marketing programs using data-driven initiatives to further build our brand and customer base. We increased the proportion of our net sales derived from our e-commerce channel from 20% penetration in fiscal year 2012 to 34% penetration in fiscal year 2016. We believe our e-commerce channel can grow to represent 50% of our net sales over time.

Expand Our Footprint. We believe the plus-size young woman is dramatically underserved in her choice of apparel retailers and we have a significant and attractive opportunity to grow our footprint. Based on our proven, profitable store model, we intend to continue to capture this underpenetrated market with a disciplined roll-out of new stores that drive both in-store and e-commerce sales. Because we are a destination for our customers, we have successfully opened and operated our stores in all retail formats, including premium malls, strip centers, lifestyle centers and outlet locations. Our current total retail square footage is less than approximately one-third of the total square footage of a typical specialty retailer. In addition, each of our stores is approximately 2,850 square feet, which is less than one-half of the size of a typical specialty retail store. We believe there is a significant opportunity for us to profitably open additional stores in the U.S. and Canada and remain underpenetrated in total retail square footage relative to our peers. We intend to opportunistically open approximately 95 new stores in 2017 and approximately 45 new stores in fiscal year 2018, in each case net of any store closures over the period. In fiscal year 2016, 99% of our locations generated positive store-level EBITDA. Our new stores average approximately $950,000 of net sales per store and approximately $200,000 of store-level EBITDA in the first year of operations. New stores cost approximately $290,000 to open, including net capital expenditures and pre-opening expenses, and we target payback periods of approximately 17 months. We remain highly disciplined in our store growth strategy, and our commitments to new stores are binding approximately four months before opening. We have historically been able to obtain attractive leasing rates and flexible lease termination rights. A majority of our store leases, and all new store leases signed since 2013, include performance-based termination provisions or “kick-out” clauses. We leverage our store base to drive increased omni-channel sales and conversion. We provide flexibility for a customer to order from our e-commerce platform or in our stores and to have the product delivered to either her home or a store.

Augment Data-Driven Customer-Relationship Initiatives to Drive Sales Per Customer. We intend to continue to leverage the strength of our loyalty program, which has over 4.5 million members and allows us to attribute approximately 86% of Torrid brand net sales to an individual buyer. This robust customer data allows us to better engage with customers, increase retention and continue to convert customers to omni-channel customers. Our omni-channel customers on average spend approximately five times more per year than our single-channel customers. In the second quarter of fiscal year 2017, we expect to launch our mobile app. We expect our mobile app’s unique content and simplified purchasing to help drive customer engagement and net sales. We continue to strengthen our omni-channel model and our ability to leverage our substantial customer data and loyalty program. We believe these growing capabilities will provide our customer with an increasingly holistic and personal brand experience and will drive increasing traffic and conversion both in-store and online.

Broaden Product Assortment and Merchandising Offering. We believe there is a substantial opportunity to grow our business by selectively expanding our product categories and assortment to leverage our customer relationships and trusted fit. For example, we recently relaunched our swim category, leveraging our experience with the fit and design of our intimates offering to deliver exciting new product. We have identified a number of compelling growth opportunities, including further penetration of intimates, shoes and swim, which we expect to drive increased net sales.

Enhance Margins With Best Practices. We believe we can improve margins through ongoing refinement of our merchandising strategy, additional sourcing efficiencies and leveraging our fixed costs. Our efficient vertical sourcing model allows us to quickly react to shifting trends, better meet customer needs, mitigate inventory risk and limit product markdowns. We believe we can leverage enhanced “read-and-react” strategies to improve our speed to market, increase net sales, improve inventory turns, reduce markdowns and improve merchandise margins. We expect to capture efficiencies from increased sourcing volumes as our purchases grow along with net sales. We also expect to leverage our overhead expenses from both store unit and comparable brand sales growth.

Risks Relating to Our Business and Our Common Stock

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition or results of operations. You should carefully consider these risks, including the risks discussed in the section entitled “Risk Factors,” before investing in our common stock. Risks relating to our business include, among others:

•	our business is sensitive to consumer spending and general economic conditions, and an economic slowdown could adversely affect our financial performance;

•	our business is highly dependent upon our ability to identify and respond to new and changing product trends, customer preferences and other related factors;

•	our business depends in part on a strong brand image;

•	we could face increased competition from other retailers that could adversely affect our ability to generate higher net sales and margins, as well as our ability to obtain favorable store locations;

•	our ability to attract customers to our stores that are located in shopping centers depends on the success of these shopping centers;

•	our inability to successfully adapt to consumer shopping preferences and develop and maintain a relevant and reliable omni-channel experience for our customers, our financial performance and brand image could be adversely affected;

•	risks related to our dependence on third party manufacturing facilities; and

•	our status as a “controlled company” and ability to rely on exemptions from certain corporate governance requirements.

Our Equity Sponsor

Sycamore Partners Management, L.P., is a private equity firm based in New York specializing in retail and consumer investments. The firm has more than $3.5 billion in capital under management. Sycamore’s strategy is to partner with management teams to improve the operating profitability and strategic value of their businesses. Sycamore’s investment portfolio currently includes Belk, Coldwater Creek, EMP Merchandising, Hot Topic, The Limited LLC, MGF Sourcing, NBG Home, Nine West, Talbots and Torrid.

Following this offering, Sycamore will control approximately     % of the voting power of our outstanding common stock (or     % if the underwriters exercise their option to purchase additional shares from the selling stockholders). As a result, Sycamore will control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws and the approval of any merger or sale of substantially all of our assets. Because Sycamore will hold more than 50% of the voting power of our outstanding common stock, we will be a “controlled company” under the corporate governance rules for NYSE-listed companies. We will therefore be permitted to, and we intend to, elect not to comply with certain corporate governance requirements. See “Management—Corporate Governance—Board Composition; Director Independence; Controlled Company Exemption.”

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), enacted in April 2012. As an “emerging growth company,” we may take advantage of specified reduced reporting and other requirements that are otherwise applicable to public companies. These provisions include, among other things:

•	exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting;

•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies;

•	exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board (United States), requiring mandatory audit firm rotation or a supplement to our auditor’s report in which the auditor would be required to provide additional information about the audit and our financial statements;

•	an exemption from the requirement to seek non-binding advisory votes on executive compensation and golden parachute arrangements; and

•	reduced disclosure about executive compensation arrangements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an “emerging growth company.” We will cease to be an “emerging growth company” if we have $1.07 billion or more in “total annual gross revenues” during our most recently completed fiscal year, if we become a “large accelerated filer” with a market capitalization of $700 million or more, or as of any date on which we have issued more than $1.0 billion in non-convertible debt over the three-year period to such date. We may choose to take advantage of some, but not all, of these reduced burdens. For example, we have taken advantage of the reduced reporting requirement with respect to disclosure regarding our executive compensation arrangements and expect to take advantage of the exemption from auditor attestation on the effectiveness of our internal control over financial reporting. For as long as we take advantage of the reduced reporting obligations, the information that we provide stockholders may be different from information provided by other public companies. We are irrevocably electing to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-“emerging growth companies.”

Stock Split & Distribution

Prior to the completion of this offering, we will effect the following:

•	a -for- split of our common stock (the “Stock Split”);

•	thereafter, our direct parent, Torrid Holding LLC, will create a new subsidiary, New Torrid Holding LLC, and contribute shares of Torrid Inc. stock to New Torrid Holding LLC; and

•	thereafter, Torrid Holding LLC will be merged with and into Torrid Inc., with Torrid Inc. surviving the merger, and the shares of our common stock that Torrid Holding LLC holds (after giving effect to the Stock Split), along with the equity interests of New Torrid Holding LLC that Torrid Holding LLC holds, will be distributed to the equityholders of Torrid Holding LLC based on their relative rights under its limited liability company agreement, with no additional issuance of shares by us. Each holder of units of Torrid Holding LLC will receive shares or our common stock and equity interests in New Torrid Holding LLC in such merger, subject to the terms of the limited liability company agreement of Torrid Holding LLC (the “Distribution”).

We expect the related party promissory note to be extinguished by operation of law in connection with the Distribution.

As a result of these transactions, immediately prior to the completion of this offering, all of our outstanding common stock will be held directly by New Torrid Holding LLC and the members of Torrid Holding LLC. New Torrid Holding LLC intends to sell in the offering all of the shares of our common stock it holds at the time of the offering.

Corporate Information

Torrid Inc., the issuer of the common stock in this offering, is a Delaware corporation. Our corporate headquarters is located at 18501 E. San Jose Ave., City of Industry, California 91748. Our telephone number is (626) 667-1002. Our website address is torrid.com. The information contained in or connected to our website is not deemed to be part of this prospectus.

The Offering

Issuer in this offering	Torrid Inc.

Common stock offered by the selling stockholders	shares.

shares if the underwriters exercise their option to purchase additional shares in full.

Common stock to be outstanding immediately after this offering	shares.

Use of proceeds	The selling stockholders will receive all the proceeds from the sale of shares of our common stock in this offering. We will not receive any proceeds from the sale of shares of our common stock in this offering.

Controlled company	Upon completion of this offering, Sycamore will continue to beneficially own more than 50% of our outstanding common stock. As a result, we are eligible to, and we intend to, avail ourselves of the “controlled company” exemptions under the rules of the NYSE, including exemptions from certain of the corporate governance listing requirements. See “Management—Corporate Governance—Board Composition; Director Independence; Controlled Company Exemption.”

Voting rights	Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders.

Dividend policy	We currently expect to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and therefore we do not anticipate paying any cash dividends in the foreseeable future. Our ability to pay dividends on our common stock is limited by the credit agreement governing the ABL Facility, and may be further restricted by the terms of any of our future indebtedness. See “Dividend Policy.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Proposed symbol for listing and trading on NYSE	“CURV.”

Unless otherwise indicated, all information in this prospectus relating to the number of shares of our common stock to be outstanding immediately after this offering:

•	excludes shares of common stock reserved for future grants under our equity compensation plan, which we plan to adopt in connection with this offering; and

•	assumes (1) no exercise by the underwriters of their option to purchase up to additional shares from the selling stockholders, (2) an initial public offering price of $ per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus, and (3) the completion of the Stock Split and the Distribution.

Summary Consolidated Historical Financial and Other Data

The following tables present our summary consolidated financial and other data as of and for the periods indicated. We have derived the summary consolidated statements of operations and cash flows data for the fiscal years ended January 31, 2015, January 30, 2016 and January 28, 2017 from our audited consolidated financial statements for such periods included elsewhere in this prospectus. Our summary consolidated balance sheet data as of January 30, 2016 and January 28, 2017 have been derived from our audited consolidated financial statements for such periods included elsewhere in this prospectus.

We have derived the summary consolidated statements of operations and cash flows data for the three months ended April 30, 2016 and April 29, 2017 from our unaudited consolidated financial statements included elsewhere in this prospectus. Our summary consolidated balance sheet data as of April 29, 2017 has been derived from our unaudited consolidated financial statements for such period included elsewhere in this prospectus.

The summary consolidated historical financial and other data presented below should be read in conjunction with our consolidated financial statements and the related notes thereto, included elsewhere in this prospectus, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our summary consolidated historical financial and other data may not be indicative of our future performance.

	Fiscal Year Ended			Three Months Ended
	January 31, 2015	January 30, 2016	January 28, 2017	April 30, 2016	April 29, 2017
	(dollars in thousands, except where noted)
				(unaudited)
Statements of Operations Data:
Net sales	$292,771	$440,722	$640,172	$151,977	$197,523
Cost of goods sold	187,201	267,755	388,517	85,098	119,618

Gross profit	105,570	172,967	251,655	66,879	77,905
Selling, general and administrative expenses	101,153	152,193	191,655	42,041	58,251
Share-based compensation	750	56	63,901	3,059	12,977
Impairment charges	383	198,784	3,214	—	—

Income (loss) from operations	3,284	(178,066)	(7,115)	21,779	6,677
Interest (expense) income and other, net	—	(460)	(260)	328	(353)

Income (loss) before provision (benefit) for income taxes	3,284	(178,526)	(7,375)	22,107	6,324
Provision (benefit) for income taxes	1,664	(14,742)	21,722	9,054	2,846

Net income (loss)	$1,620	$(163,784)	$(29,097)	$13,053	$3,478

Net income (loss) per share (in dollars)(1):
Basic
Diluted
Basic and diluted weighted average shares(1):
Basic
Diluted

Statements of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$26,701	$46,867	$58,955	$20,568	$35,897
Investing activities	(30,974)	(95,551)	(59,688)	(10,673)	(15,033)
Financing activities	4,300	81,755	(22,916)	—	(6,875)

Other Financial and Operating Data:
Torrid brand net sales(2)	$292,771	$440,722	$629,723	$151,725	$192,140
Adjusted EBITDA(3)	$(2,158)	$35,059	$86,004	$30,521	$31,375
Adjusted EBITDA margin(3)	(0.7)%	8.0%	13.7%	20.1%	16.3%
Comparable brand sales growth(4)	22%	33%	25%	30%	12%
Store count (#)	287	361	455	382	487

	As of
	January 30, 2016	January 28, 2017	April 29, 2017
	(dollars in thousands)
			(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$33,164	$9,583	$23,487
Total current assets	118,863	123,186	133,988
Total current liabilities	78,916	112,798	114,561
Total long-term debt	45,000	15,209	15,209
Total liabilities and stockholder’s equity	218,004	265,786	286,992

(1)	Gives effect to the -for- stock split that occurred on , 2017.
(2)	Torrid brand net sales represents net sales, less net sales attributable to the Lovesick test concept, which in January 2017 we decided to close.
(3)	Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures of our operating performance that are neither required by, nor presented in accordance with, GAAP and our calculations thereof may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA represents GAAP net income (loss) plus interest expense and other, net, (benefit) provision for income taxes, depreciation and amortization, non-cash deductions and charges, other expenses, an adjustment for the Transition Services Agreement and the elimination of Lovesick test concept EBITDA. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of Torrid brand net sales. We present these measures as we believe they are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry and we use them internally as benchmarks to compare our performance to that of our competitors. These measures have limitations as analytical tools and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP.

Adjusted EBITDA and Adjusted EBITDA margin are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income (loss), income (loss) from operations or any other performance measures determined in accordance with GAAP or as alternatives to cash flows from operating activities as a measure of our liquidity. We believe Adjusted EBITDA and Adjusted EBITDA margin facilitate operating performance comparisons from period to period by isolating the effects of certain items that vary from period to period or are incurred on a limited basis with respect to any particular store, without any correlation to ongoing operating performance. We also use Adjusted EBITDA and Adjusted EBITDA margin as two of the primary methods for planning and forecasting the overall expected performance of our business and for evaluating on a quarterly and annual basis actual results against such expectations. Further, we recognize Adjusted EBITDA and Adjusted EBITDA margin as commonly used measures in determining business value and, as such, use them internally to report and analyze our results and we additionally use Adjusted EBITDA as a benchmark to determine certain non-equity incentive payments made to executives. Our presentation of Adjusted EBITDA and Adjusted EBITDA margin should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

The following table provides a reconciliation of net income (loss) to Adjusted EBITDA for the periods presented:

	Fiscal Year Ended			Three Months Ended
	January 31, 2015	January 30, 2016	January 28, 2017	April 30, 2016	April 29, 2017
	(dollars in thousands)
	(unaudited)
Net income (loss)	$1,620	$(163,784)	$(29,097)	$13,053	$3,478
Interest expense (income) and other, net	—	460	260	(328)	353
Provision (benefit) for income taxes	1,664	(14,742)	21,722	9,054	2,846
Depreciation and amortization(A)	14,446	13,691	16,801	3,588	5,359
Non-cash deductions and charges(B)	2,978	201,136	70,790	3,961	14,424
Other expenses(C)	767	1,545	(95)	(174)	4,515
Adjustment for Transition Services Agreement(D)	(23,633)	(4,307)	—	—	—
Lovesick test concept EBITDA(E)	—	1,060	5,623	1,367	400

Adjusted EBITDA	$(2,158)	$35,059	$86,004	$30,521	$31,375

(A)	Depreciation and amortization excludes $0.1 million of amortization of debt issuance costs in fiscal years 2015 and 2016 that are reflected in interest expense and other, net.
(B)	Non-cash deductions and charges includes (i) share-based compensation expense, including $0.8 million in fiscal year 2014, $0.1 million in fiscal year 2015, $63.9 million in fiscal year 2016, $3.1 million in the three months ended April 30, 2016 and $13.0 million in the three months ended April 29, 2017 related to revaluing the liability-classified equity incentive units, (ii) losses on fixed asset disposals, (iii) non-cash asset impairment charges, including $0.4 million in fiscal year 2014, $198.8 million in fiscal year 2015 related to an assessment we performed for our goodwill and other indefinite-lived intangible assets in connection with the Separation and $3.2 million in fiscal year 2016 and (iv) the net impact of non-cash rent expense.
(C)	Other expenses represent non-routine expenses, including (i) legal settlement expense in fiscal years 2014 and 2015 and related reversal in fiscal year 2016, (ii) transaction-related fees in fiscal years 2015 and 2016 and the three months ended April 30, 2016 and April 29, 2017 and (iii) reimbursement of certain expenses incurred by Sycamore in providing advisory services to us in fiscal year 2015.
(D)	Represents the impact of charges under the Transition Services Agreement that would have been paid to Hot Topic by Torrid had the Transition Services Agreement been in place during the entirety of fiscal years 2014 and 2015.
(E)	Represents the elimination of EBITDA, adjusted for non-cash asset impairment charges and the net impact of non-cash rent expense, attributable to the Lovesick test concept, a young women’s plus-size retail concept that in January 2017 we decided to close.

(4)	Comparable brand sales growth includes same-store net sales and e-commerce net sales calculated on a year-over-year basis for the Torrid brand. We apply current year foreign currency exchange rates to both current year and prior year comparable sales to remove the impact of foreign currency fluctuation and achieve a consistent basis for comparison. We consider a store comparable after it has been open for 15 full fiscal months. If a store is closed during a fiscal year, it is only included in the computation of comparable brand sales for full fiscal months in which it was open. Partial fiscal months are excluded from the computation of comparable brand sales.

RISK FACTORS

This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flow and prospects could be materially and adversely affected. As a result, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock.

Risks Related to Our Business

Our business is sensitive to consumer spending and general economic conditions, and an economic slowdown could adversely affect our financial performance.

Consumer purchases of discretionary retail items, including our products, generally decline during recessionary periods and other periods where disposable income is adversely affected. Our performance is subject to factors that affect domestic and worldwide economic conditions, particularly those that affect our target demographic. These factors may include unemployment rates, levels of consumer and student debt, the availability of consumer credit, healthcare costs, reductions in net worth, residential real estate and mortgage markets, taxation, fuel and energy prices, interest rates, consumer confidence, the value of the United States dollar versus foreign currencies and other macroeconomic factors. Deterioration in economic conditions or increasing unemployment levels may reduce the level of consumer spending and inhibit consumers’ use of credit, which may adversely affect our net sales and profits. In recessionary periods, we may have to increase the number of promotional sales or otherwise dispose of inventory for which we have previously paid to manufacture, which could adversely affect our profitability in those periods. Weakened economic conditions and a slowdown in the economy could also adversely affect shopping center traffic and new shopping center development, which could materially adversely affect us, even though we are a destination for our customers.

In addition, a weakened economic environment or recessionary period may exacerbate some of the risks noted below, including consumer demand, strain on available resources, store growth, decreases in mall traffic, brand reputation, our ability to develop and maintain a reliable omni-channel customer experience, our ability to execute our growth initiatives, interruption of the production and flow of merchandise from key vendors, foreign exchange rate fluctuations and leasing substantial amounts of space. The same risks could be exacerbated individually or collectively.

Our business is highly dependent upon our ability to identify and respond to new and changing product trends, customer preferences and other related factors. Our inability to identify or respond to these new trends may lead to inventory markdowns and write-offs, which could adversely affect our business and our brand image.

Our target market of 25 to 40 year old plus-size women has stylistic preferences that cannot be predicted with certainty and are subject to change. Our success depends in large part upon our ability to effectively identify and respond to changing product trends and consumer demands among this segment, and to translate market trends into appropriate, salable product offerings. Our failure to identify and react appropriately to new and changing product trends or tastes, to accurately forecast demand for certain product offerings or an overall decrease in the demand for plus-size products could lead to, among other things, excess or insufficient amounts of inventory, markdowns and write-offs, which could materially adversely affect our business and our brand image. Because our success depends significantly on our brand image among our target segment, damage to our brand image as a result of our failure to identify and respond to changing product trends could have a material negative impact on our business. Additionally, as a specialty retailer focusing on young, plus-size women, we may not effectively identify product trends that appeal to our target segment or successfully adapt product trends prevailing in the market more broadly to this target segment. While we believe we have a flexible supply chain, we often enter into agreements for the manufacture and purchase of merchandise well ahead of the season in which that merchandise will be sold. Therefore we are vulnerable to changes in consumer preference and demand between the time we design and order our merchandise and the season in which this merchandise will be sold. There can be no assurance that our new product offerings will have the same level of acceptance as our product offerings in the past or that we will be able to adequately and timely respond to the preferences of our customers. The failure of our product offerings to appeal to our customers could have a material adverse effect on our business, results of operations and financial condition.

Our business depends in part on a strong brand image, and if we are not able to maintain and enhance our brand, particularly among our target segment and in new markets where we have limited brand recognition, we may be unable to attract sufficient numbers of customers to our stores or sell sufficient quantities of our products.

Our ability to maintain our reputation is critical to our brand image. Our reputation could be jeopardized if we fail to maintain high standards for merchandise quality and integrity. Any negative publicity about these types of concerns may reduce demand for our merchandise. Failure to maintain high ethical, social and environmental standards for all of our operations and activities, including those of our third-party manufacturers (if they do not, for instance, adhere to our vendor code of conduct), or adverse publicity regarding our responses to these concerns could also jeopardize our reputation. Failure to comply with local laws and regulations, to maintain an effective system of internal controls or to provide accurate and timely financial statement information could also hurt our reputation. Damage to our reputation or loss of consumer confidence for any of these reasons could have a material adverse effect on our business, financial condition and results of operations, as well as require additional resources to rebuild our reputation.

We could face increased competition from other retailers that could adversely affect our ability to generate higher net sales and margins, as well as our ability to obtain favorable store locations.

We face substantial competition in the plus-size women’s retail apparel industry from both specialty and general retailers, including department stores, mass merchants, regional retail chains, web-based stores and other direct retailers that engage in the retail sale of apparel, accessories, footwear and other similar product categories. We compete with these businesses for customers, vendors, suitable store locations and personnel. We compete on the basis of a combination of factors, including among others, our knowledge of and focus on our target segment, price, breadth, quality, fit and style of merchandise offered, in-store experience, level of customer service, ability to identify and offer new and emerging product trends and brand image.

Many of our competitors have greater financial, marketing and other resources available. In many cases, our competitors sell their products in stores that are located in the same shopping centers as our stores. In addition to competing for sales, we compete for favorable site locations and lease terms in malls, strip centers, lifestyle centers and outlet centers and our competitors may be able to secure more favorable locations than we can as a result of their relationships with, or appeal to, landlords. Our competitors may also sell substantially similar products at reduced prices online or through outlet locations or discount stores, increasing the competitive pricing pressure for those products.

We also compete with other retailers for personnel. The competition for retail talent is increasing, and we may not be able to secure the talent we need to operate our stores without increasing wages. We cannot assure you that we will continue to be able to compete successfully against existing or future competitors. Our expansion into markets served by our competitors and entry of new competitors or expansion of existing competitors into our markets could have a material adverse effect on us.

Our ability to attract customers to our stores that are located in shopping centers depends on the success of these shopping centers, and any decrease in customer traffic in these shopping centers could cause our net sales and profitability to be less than expected.

Our stores are primarily located in shopping centers, and some of these shopping centers have been experiencing declines in customer traffic. While we believe we are a destination for our customers, our sales at these stores are impacted by the volume of customer traffic in those shopping centers and the surrounding area. In centers that may experience declining customer traffic, certain of our expenses are contractually fixed and our ability to reduce these expenses if we were to experience sales declines is limited in the near term. To mitigate this potential risk, we have negotiated termination provisions in a majority of our store leases that allow us to terminate the lease if store sales fall below certain thresholds or if certain co-tenancy requirements are not met. However, these provisions may not be adequate to protect our results of operations if our sales were to decline.

Our stores benefit from the ability of a shopping center’s other tenants, particularly anchor stores, such as department stores, to generate consumer traffic in the vicinity of our stores and maintain the overall popularity of the shopping center as a shopping destination. Our sales volume and traffic generally may be adversely affected by, among other things, a decrease in popularity of the shopping centers in which our stores are located, the closing of anchor stores important to our business, a decline in the popularity of other stores in the shopping centers in which our stores are located, changing economic conditions and/or demographic patterns (including any increases in purchases of merchandise online as opposed to in-store), or a deterioration in the financial condition of shopping center operators or developers which could, for example, limit their ability to finance tenant improvements for us and other retailers. A reduction in customer traffic as a result of these or any other factors, or our inability to obtain or maintain favorable store locations within shopping centers could have a material adverse effect on us.

If we are unable to successfully adapt to consumer shopping preferences and develop and maintain a relevant and reliable omni-channel experience for our customers, our financial performance and brand image could be adversely affected.

We are continuing to grow our omni-channel business model. While we interact with many of our customers largely through our stores, our customers are increasingly using computers, tablets and smartphones to make purchases online and to help them in making purchasing decisions when in our stores. Our customers also engage with us online through our social media channels, including Facebook, Instagram, Pinterest and Twitter, by providing feedback and public commentary about all aspects of our business. Omni-channel retailing is rapidly evolving and our success depends on our ability to anticipate and implement innovations in customer experience and logistics in order to appeal to customers who increasingly rely on multiple channels to meet their shopping needs. If for any reason we are unable to implement our omni-channel initiatives or provide a convenient and consistent experience for our customers across all channels that provides the products they want, when and where they want them, then our financial performance and brand image could be adversely affected.

We do not own or operate any manufacturing facilities and therefore depend upon third parties for the manufacture of all of our merchandise. The inability of a manufacturer to ship goods on time and to our specifications, or to operate in compliance with our guidelines or any other applicable laws, could negatively impact our business.

We do not own or operate any manufacturing facilities. As a result, we are dependent upon our timely receipt of quality merchandise from third-party manufacturers. If our manufacturers do not ship orders to us in a timely manner or meet our quality standards, it could cause delays in responding to consumer demands or inventory shortages and negatively affect consumer confidence in the quality and value of our brand or negatively impact our competitive position. Any of these factors could have a material adverse effect on our financial condition or results of operations. Furthermore, we are susceptible to increases in sourcing costs, which we may not be able to pass on to customers, and changes in payment terms from manufacturers, which could adversely affect our financial condition and results of operations.

We maintain compliance guidelines for our vendors that dictate various standards, including product quality, manufacturing practices, labor compliance and legal compliance. If any of our manufacturers fail to comply with applicable laws or these guidelines, or engage in any socially unacceptable business practices, such as poor working conditions, child labor, disregard for environmental standards or otherwise, our brand reputation could be negatively impacted and our results of operations could in turn be materially adversely affected.

The raw materials used to manufacture our products and our transportation and labor costs are subject to availability constraints and price volatility, which could result in increased costs.

The raw materials used to manufacture our merchandise are subject to availability constraints and price volatility caused by high demand for cotton, high demand for petroleum-based synthetic and other fabrics, weather conditions, supply conditions, government regulations, economic climate and other unpredictable factors. In addition, our transportation and labor costs are subject to price volatility caused by many of these same factors. Increases in the demand for, or the price of, raw materials used to manufacture our merchandise or increases in transportation or labor costs could each have a material adverse effect on our cost of sales or our ability to meet our customers’ needs. We may not be able to pass all or a material portion of such increased costs on to our customers, which could negatively impact our profitability. Higher gasoline prices may also affect the willingness of consumers to drive to our stores or the shopping centers where they are located, and thereby adversely affect customer traffic. Continued rises in energy or other commodity costs could adversely affect consumer spending and demand for our products and increase our operating costs, either of which could have a material adverse effect on our financial condition and results of operations.

The interruption of the flow of merchandise from international manufacturers could disrupt our supply chain.

We purchase the majority of our merchandise outside of the United States through arrangements with various vendors. In fiscal year 2016, approximately 95% of our product receipts were sourced internationally, primarily from China and Vietnam. Political, social or economic instability in these regions, or in other regions where our products are made, could cause disruptions in trade, including exports to the United States. Other events that could also cause disruptions to our supply chain include:

•	the imposition of additional trade law provisions or regulations;

•	the imposition of additional duties, tariffs and other charges on imports and exports;

•	quotas imposed by bilateral textile agreements;

•	foreign currency fluctuations;

•	natural disasters;

•	theft;

•	restrictions on the transfer of funds;

•	the financial instability or bankruptcy of manufacturers; and

•	significant labor disputes, such as dock strikes.

We cannot predict whether the countries in which our merchandise is manufactured, or may be manufactured in the future, will be subject to new or additional trade restrictions imposed by the United States or other foreign governments, including the likelihood, type or effect of any such restrictions. Trade restrictions, including new or increased tariffs or quotas, border taxes, embargoes, safeguards and customs restrictions against apparel items, as well as labor strikes and work stoppages or boycotts, could increase the cost or reduce or delay the supply of apparel available to us and adversely affect our business, financial condition or results of operations.

If the distribution facilities servicing our business were to encounter difficulties or if they were to shut down for any reason, we could face shortages of inventory in our stores, delayed shipments to our e-commerce customers and harm to our reputation. Any of these issues, as well as loss of the use of our corporate offices due to natural disasters or otherwise could have a material adverse effect on our business operations.

Our omni-channel business model is serviced by two distribution facilities located in City of Industry, California and La Vergne, Tennessee that are operated by Hot Topic. These facilities support our entire business, with all merchandise shipped from our vendors to these facilities, and then packaged and shipped to our stores or our e-commerce customers. The success of our stores and the satisfaction of our e-commerce customers depend on their timely receipt of merchandise. The efficient flow of our merchandise requires that our distribution facilities be operated effectively and have adequate capacity to support our current level of operations and any anticipated increased levels that may follow from the growth of our business.

If we encounter difficulties associated with our distribution facilities or in our relationship with the third party operating our facilities or our facilities were to shut down for any reason, including as a result of fire or other natural disaster or work stoppage, we could face shortages of inventory, resulting in “out of stock” conditions in our stores, incur significantly higher costs and longer lead times associated with distributing our products to both our stores and e-commerce customers and experience dissatisfaction from our customers. Any of these outcomes could have a material adverse effect on our business and harm our reputation.

In addition to our distribution facilities, our corporate offices are also vulnerable to damage from natural disasters, fire and other unexpected events which could cause us to experience significant disruption in our business, resulting in lost sales and productivity, and causing us to incur significant costs to repair, any of which could have a material adverse effect on our business.

We rely upon independent third-party transportation providers for substantially all of our product shipments and are subject to increased shipping costs as well as the potential inability of our third-party transportation providers to deliver on a timely basis.

We currently rely upon independent third-party transportation providers for substantially all of our product shipments, including shipments to our distribution centers, to and from all of our stores and to our customers. Our utilization of these delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather which may impact a shipping company’s ability to provide delivery services that adequately meet our shipping needs. If we change the shipping companies we use, we could face logistical difficulties that could adversely affect deliveries and we would incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those received from our current independent third-party transportation providers which, in turn, would increase our costs.

Our growth strategy is dependent on a number of factors, any of which could strain our resources or delay or prevent the successful penetration into new markets.

Our growth strategy is dependent on a number of factors, including growing our e-commerce business, as well as opening new stores and remodeling existing ones. Additional factors required for the successful implementation of our growth strategy include, but are not limited to, continuing to operate an effective e-commerce platform and implementing initiatives to improve our existing operations, obtaining desirable store locations, negotiating acceptable leases, completing projects on budget, supplying proper levels of merchandise and successfully hiring and training store managers and sales associates. In order to optimize profitability for new stores, we must secure desirable retail lease space when opening stores in new and existing markets. We must choose store sites, execute favorable real estate transactions on terms that are acceptable to us, hire competent personnel and effectively open and operate these new stores. We historically have received landlord allowances for store build outs, which offset certain capital expenditures we must make to open a new store. If landlord allowances cease to be available to us in the future or are decreased, opening new stores would require increased capital outlays, which could adversely affect our ability to continue opening new stores.

While we believe the opportunity exists to open a substantial number of stores without competing with our existing units, to the extent we open new stores in markets where we have existing stores, our existing stores in those markets may experience reduced net sales. Moving or expanding store locations and operating stores in new markets present competitive, merchandising and regulatory challenges we do not have experience in or know how to face. Our planned growth will also require additional infrastructure for the development, maintenance and monitoring of those stores. In addition, if our current management systems and information systems are insufficient to support this expansion, our ability to open new stores and to manage our existing stores would be adversely affected. If we fail to continue to improve our infrastructure, we may be unable to implement our growth strategy or maintain current levels of operating performance in our existing stores.

Our growth plans will place increased demands on our financial, operational, managerial and administrative resources. These increased demands may cause us to operate our business less efficiently, which in turn could cause deterioration in the performance of our existing stores.

Executing our growth plans and achieving our objectives is dependent upon our ability to successfully execute against such plans and objectives. There can be no guarantee that these plans or objectives will result in improved operating results or an increase in the value of the business.

We have, and will continue to have, significant lease obligations. We are subject to risks associated with leasing substantial amounts of space, including future increases in occupancy costs and the need to generate cash flow to meet our lease obligations.

We have, and will continue to have, significant lease obligations. We lease all of our store locations and our corporate headquarters. We typically occupy our stores under operating leases with initial terms of ten years. In the future, we may not be able to negotiate favorable lease terms. Our inability to do so may cause our occupancy costs to be higher in future years or may force us to close stores in desirable locations.

A majority of our leases have early termination clauses, which permit the lease to be terminated by us if certain sales levels are not met in specific periods or if the center does not meet specified occupancy standards. In addition to future minimum lease payments, some of our store leases provide for additional rental payments based on a percentage of net sales, or “percentage rent,” if sales at the respective stores exceed specified levels, as well as the payment of common area maintenance charges, real property insurance and real estate taxes. Many of our lease agreements have defined escalating rent provisions over the initial term and any extensions. As we expand our footprint, our lease expense and our cash outlays for rent under the lease terms will increase.

We depend on cash flow from operations to pay our lease expenses. If our business does not generate sufficient cash flow from operating activities to fund these expenses, we may not be able to service our lease expenses, which could materially harm our business. Furthermore, the significant cash flow required to satisfy our obligations under the leases increases our vulnerability to adverse changes in general economic, industry, and competitive conditions, and could limit our ability to fund working capital, incur indebtedness, and make capital expenditures or other investments in our business

If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Moreover, even if a lease has an early cancellation clause, we may not satisfy the contractual requirements for early cancellation under that lease. Our inability to enter into new leases or renew existing leases on terms acceptable to us or be released from our obligations under leases for stores that we close could materially adversely affect us.

Our failure to find store employees that reflect our brand image and embody our culture could adversely affect our business.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of store employees, including store managers, who understand and appreciate our corporate culture and customers, and are able to adequately and effectively represent this culture and establish credibility with our customers. The store employee turnover rate in the retail industry is generally high. Excessive store employee turnover will result in higher employee costs associated with finding, hiring and training new store employees. If we are unable to hire and retain store personnel capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture, understanding of our customers and knowledge of the merchandise we offer, our ability to open new stores may be impaired, the performance of our existing and new stores could be materially adversely affected and our brand image may be negatively impacted. Competition for such qualified individuals could require us to pay higher wages to attract a sufficient number of employees. Additionally, our labor costs are subject to many external factors, including unemployment levels, prevailing wage rates, minimum wage laws, potential collective bargaining arrangements, health insurance costs and other insurance costs and changes in employment and labor legislation or other workplace regulation (including changes in entitlement programs such as health insurance and paid leave programs). Such increase in labor costs may adversely impact our profitability, or if we fail to pay such higher wages we could suffer increased employee turnover.

While we have not historically experienced significant sales seasonality, we may require temporary personnel to adequately staff our stores, with heightened dependence during busy periods such as the holiday season and when multiple new stores are opening. There can be no assurance that we will receive adequate assistance from our temporary personnel, or that there will be sufficient sources of suitable temporary personnel to meet our demand. Any such failure to meet our staffing needs or any material increases in employee turnover rates could have a material adverse effect on our business or results of operations.

We rely on third parties to provide us with certain key services for our business. If any of these third parties fails to perform their obligations to us or declines to provide services to us in the future, we may suffer a disruption to our business. Furthermore, we may be unable to provide these services or implement substitute arrangements on a timely basis on terms favorable to us.

We receive certain key services from a range of different third parties, including merchandise vendors, landlords, suppliers and logistics partners. For example, we rely on Hot Topic to provide certain inbound and outbound transportation and delivery services, distribution services, customs and brokerage services. In connection with our sourcing activities, we rely on vendors to help us source products. If any of these third parties fails to perform their obligations to us or declines to provide services to us in the future, we may suffer a disruption to our business or increased costs. Furthermore, we may be unable to provide these services or implement substitute arrangements on a timely and cost-effective basis on terms favorable to us.

We depend on key members of our executive management team and may not be able to retain or replace these individuals or recruit additional personnel, which could harm our business.

We depend on the leadership and experience of key members of our executive management team. The loss of the services of any of our executive management could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace such personnel on a timely basis or without incurring increased costs, or at all. In addition, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. There is a high level of competition for experienced, successful personnel in the retail industry. Our inability to meet our staffing requirements in the future could impair our growth and harm our business.

Hot Topic provides us with certain key services for our business. If Hot Topic fails to perform its obligations to us or if we do not find appropriate replacement services, we may be unable to provide these services or implement substitute arrangements on a timely and cost-effective basis on terms favorable to us.

For the period following the Separation, Hot Topic provided certain services to us under a Transition Services Agreement. On June 2, 2017, we terminated this agreement and entered into a new Services Agreement with Hot Topic, expiring in 2020, unless we elect to terminate the agreement (or certain services under the agreement) prior to that time. The notice requirement for early termination is 18 months or as otherwise agreed by us and Hot Topic. The Services Agreement may also be extended beyond June 2, 2020 upon mutual agreement. Pursuant to the Services Agreement, we will continue to receive certain services, including information technology, distribution and logistics management and real estate management services. Rates and costs related to the services provided under the Services Agreement may change with prior written approval from both parties. If Hot Topic fails to perform its obligations under the Services Agreement or any other agreement, we may be unable to obtain substitute arrangements in a timely and cost-effective manner. In addition, we may be unable to obtain replacement services included in the Services Agreement and any other agreements as they expire, or may be required to incur additional costs and may experience delays or business interruptions as a result of our transition to other service providers, which could have a material adverse effect on our business. For more information on the Services Agreement, see “Certain Relationships and Related Party Transactions—Transition Services Agreement & Services Agreement with Hot Topic.”

Failure to effectively utilize information systems and implement new technologies could disrupt our business or reduce our sales or profitability.

We rely extensively on various information systems, including data centers, hardware and software and applications to manage many aspects of our business, including to process and record transactions in our stores, to enable effective communication systems, to plan and track inventory flow, to manage logistics and to generate performance and financial reports. These various systems are substantially operated by our services provider and we rely on them for efficient and consistent operations of these systems. We are dependent on the integrity, security and consistent operations of these systems and related back-up systems. Our computer systems and the third-party systems we rely on are also subject to damage or interruption from a number of causes, including power outages; computer and telecommunications failures; computer viruses or malware; security breaches; cyber-attacks; catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes; acts of war or terrorism and design or usage errors by our associates or contractors. Compromises, interruptions or shutdowns of our systems, including those managed by third parties, whether intentional or inadvertent, could lead to delays in our business operations and, if significant or extreme, affect our results of operations.

From time to time, our systems require modifications and updates, including by adding new hardware, software and applications; maintaining, updating or replacing legacy programs; and integrating new service providers, and adding enhanced or new functionality. Although we believe we are diligent in selecting systems and vendors and implementing procedures to enable us to maintain the integrity of our systems when we modify them, there are inherent risks associated with modifying or replacing systems, and with new or changed relationships, including accurately capturing and maintaining data, realizing the expected benefit of the change and managing the potential disruption of the operation of the systems as the changes are implemented. Potential issues associated with implementation of these technology initiatives could reduce the efficiency of our operations in the short term. In addition, any interruption in the operation of our websites, particularly our e-commerce site, could cause us to suffer reputational harm or to lose sales if customers are unable to access our site or purchase merchandise from us during such interruption. The efficient operation and successful growth of our business depends upon our information systems. The failure of our information systems and the third party systems we rely on to perform as designed, or our failure to implement and operate them effectively, could disrupt our business or subject us to liability and thereby harm our profitability.

Unauthorized disclosure of sensitive or confidential information, whether through a breach of our computer system or otherwise, could severely hurt our business.

Some aspects of our business, like that of most retailers, involves the receipt, storage and transmission of customers’ personal information, consumer preferences and payment card information, including in relation to our private label credit card, as well as confidential information about our associates, our suppliers and our Company, some of which is entrusted to third-party service providers and vendors. We rely on commercially available systems, software, tools (including encryption technology) and monitoring to provide security and oversight for processing, transmission, storage and the protection of confidential information. Despite the security measures we have in place, our facilities and systems, and those of third parties with which we do business, may be vulnerable to security breaches, acts of vandalism and theft, computer viruses, misplaced or lost data, programming and/or human errors, or other similar events.

Electronic security attacks designed to gain access to sensitive information by breaching mission critical systems of large organizations are constantly evolving, and high profile electronic security breaches leading to unauthorized release of confidential information have occurred recently at a number of major U.S. companies. Computer hackers or other unauthorized third parties may attempt to penetrate or otherwise gain access to our computer systems or the systems of third parties with which we do business through fraud or other means of deceit and, if successful, misappropriate personal information, payment card or check information or confidential business information. Hardware, software or applications we utilize may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. In addition, our associates, contractors or third parties with which we do business or to which we outsource business operations may attempt to circumvent our security measures in order to misappropriate such information, and may purposefully or inadvertently cause a breach involving such information. Despite advances in security hardware, software, and encryption technologies, the methods and tools used to obtain unauthorized access, disable or degrade service, or sabotage systems are constantly changing and evolving, and may be difficult to anticipate or detect for long periods of time. We have implemented and regularly review and update processes and procedures to protect against unauthorized access to or use of secured data and to prevent data loss. However, the ever-evolving threats mean we and our third-party service providers and vendors must continually evaluate and adapt our respective systems, procedures, controls and processes, and there is no guarantee that they will be adequate to safeguard against all data security breaches or misuses of data.

An electronic security breach in our systems (or in the systems of third parties with which we do business) that results in the unauthorized release of individually identifiable customer or other sensitive data could nonetheless occur and have a material adverse effect on our reputation and lead to financial losses from remedial actions, loss of business or potential liability, including possible punitive damages. In addition, as the regulatory environment relating to retailers and other companies’ obligation to protect such sensitive data becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could result in additional costs, and a material failure on our part to comply could subject us to fines or other regulatory sanctions and potentially to lawsuits.

We are subject to payment-related risks that could increase our operating costs, expose us to fraud or theft, subject us to potential liability and potentially disrupt our business.

We accept payments using a variety of methods, including cash, checks, credit and debit cards, and gift cards, and we may offer new payment options over time. Acceptance of these payment options subjects us to rules, regulations, contractual obligations and compliance requirements, including payment network rules and operating guidelines, data security standards and certification requirements, and rules governing electronic funds transfers. These requirements may change over time or be reinterpreted, making compliance more difficult or costly.

For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs. We rely on third parties to provide payment processing services, including the processing of credit cards, debit cards, and other forms of electronic payment. If these companies become unable to provide these services to us, or if their systems are compromised, it could potentially disrupt our business. The payment methods that we offer also subject us to potential fraud and theft by criminals, who are becoming increasingly more sophisticated, seeking to obtain unauthorized access to or exploit weaknesses that may exist in the payment systems. If we fail to comply with applicable rules or requirements for the payment methods we accept, or if payment-related data is compromised due to a breach or misuse of data, we may be liable for costs incurred by payment card issuing banks and other third parties or subject to fines and higher transaction fees, or our ability to accept or facilitate certain types of payments may be impaired. In addition, our customers could lose confidence in certain payment types, which may result in a shift to other payment types or potential changes to our payment systems that may result in higher costs. As a result, our business and operating results could be adversely affected.

There are claims made against us from time to time that can result in litigation or regulatory proceedings which could distract management from our business activities and result in significant liability.

We face the risk of litigation and other claims against us. Litigation and other claims may arise in the ordinary course of our business and include commercial disputes, employment related claims, including wage and hour claims, intellectual property disputes, such as trademark, copyright and patent infringement disputes, consumer protection and privacy matters, product-related allegations, and premises liability claims. In addition, we could face a wide variety of employee claims against us, including general discrimination, privacy, labor and employment, ERISA and disability claims.

Any claims could result in litigation against us and could also result in regulatory proceedings being brought against us by various federal and state agencies that regulate our business, including the United States Equal Employment Opportunity Commission, the Federal Trade Commission or the Consumer Product Safety Commission. Often these cases raise complex factual and legal issues, which are subject to risks and uncertainties and could require significant management time. Litigation and other claims and regulatory proceedings against us could result in unexpected expenses, legal liability and injunctions against us or restrictions placed upon us, which could disrupt our operations, preclude us from selling products, or otherwise have a material adverse effect on our operations, financial results and our reputation.

In addition, we may be subject to liability if we infringe the trademarks or other intellectual property rights of third parties. If we were to be found liable for any such infringement, we could be required to pay substantial damages and could be subject to injunctions preventing further infringement. Such infringement claims could subject us to boycotts by our customers and harm to our brand image. In addition, any payments we are required to make and any injunctions we are required to comply with as a result of such infringement actions could adversely affect our financial results.

Changes in laws, including employment laws and laws related to our merchandise, could make conducting our business more expensive or otherwise change the way we do business.

We are subject to numerous laws and regulations, including labor and employment, product safety, customs, truth-in-advertising, consumer protection, privacy and zoning and occupancy laws and ordinances, intellectual property laws and other laws that regulate retailers generally and/or govern the import and export of goods, advertising and promotions, the sale of merchandise, product content and the operation of stores and warehouse facilities. If these regulations were to change or were violated by our management, employees, vendors, buying agents or trading companies, the costs of certain goods could increase, or we could experience delays in shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our merchandise and hurt our business and results of operations.

In addition to increased regulatory compliance requirements, changes in laws could make ordinary conduct of our business more expensive or require us to change the way we do business. For example, changes in federal and state minimum wage laws could raise the wage requirements for certain of our employees, which would likely cause us to reexamine our entire wage structure for stores. Other laws related to employee benefits and treatment of employees, including laws related to limitations on employee hours, work scheduling, supervisory status, leaves of absence, mandated health benefits or overtime pay, could also negatively impact us, such as by increasing compensation and benefits costs for overtime and medical expenses.

Moreover, changes in product safety or other consumer protection laws, environmental laws and other regulations could lead to increased compliance costs to us for certain merchandise, or additional labor costs associated with readying merchandise for sale. It is often difficult for us to plan and prepare for potential changes to applicable laws and future compliance costs related to such changes could be material to us.

Government or consumer concerns about product safety could result in regulatory actions, recalls or changes to laws, which could harm our reputation, increase costs or reduce sales.

We are subject to regulation by the Consumer Product Safety Commission and similar state and international regulatory authorities, and our products could be subject to involuntary recalls and other actions by these authorities. We purchase merchandise from suppliers domestically as well as outside the United States. One or more of our suppliers might not adhere to product safety requirements or our quality control standards, and we might not identify the deficiency before such merchandise is received by our customers. Issues of product safety could result in a recall of products we sell. Additionally, regulatory authorities, including the Consumer Product Safety Commission, have undertaken reviews of product safety and are in the process of enacting or are considering various proposals for more stringent laws and regulations. In particular, the Consumer Product Safety Improvement Act of 2008, which imposes significant requirements on the sale of consumer products and enhanced penalties for noncompliance. Such regulations contain provisions which have uncertain applicability to products we sell, and such lack of certainty may inhibit our willingness to carry products or cause us to carry product we otherwise would not. These regulations could result in delays in getting products to our stores, lost sales, the rejection of our products by consumers, damage to our reputation or material increases in our costs, and may have a material adverse effect on our business. Moreover, individuals and organization may assert legal claims for our non-compliance with consumer product rules and regulations, and we may be subject to lawsuits relating to these claims. There is a risk that these claims or liabilities may exceed or fall outside the scope of indemnities provided by third parties or outside the coverages of our insurance policies.

We may be unable to protect our trademarks or other intellectual property rights, which could harm our business.

We rely on certain trademark registrations and common law trademark rights to protect the distinctiveness of our brand. However, there can be no assurance that the actions we have taken to establish and protect our trademarks will be adequate to prevent imitation of our trademarks by others or to prevent others from claiming that sales of our products infringe, dilute or otherwise violate third party trademarks or other proprietary rights that could block sales of our products.

The laws of certain foreign countries may not protect the use of unregistered trademarks to the same extent as do the laws of the United States. As a result, international protection of our brand image may be limited and our right to use our trademarks outside the United States could be impaired. Other persons or entities may have rights to trademarks that contain portions of our marks or may have registered similar or competing marks for apparel and/or accessories in foreign countries in which our vendors source our merchandise. There may also be other prior registrations of trademarks identical or similar to our trademarks in other foreign countries of which we are not aware. Accordingly, it may be possible for others to prevent the manufacture of our branded goods in certain foreign countries or the sale or exportation of our branded goods from certain foreign countries to the United States. If we were unable to reach a licensing arrangement with these parties, our vendors may be unable to manufacture our products in those countries. Our inability to register our trademarks or purchase or license the right to use the relevant trademarks or logos in these jurisdictions could limit our ability to obtain supplies from less costly markets or penetrate new markets in jurisdictions outside the United States.

Litigation may be necessary to protect and enforce our trademarks and other intellectual property rights, or to defend against claims by third parties alleging that we infringe, dilute or otherwise violate third party trademarks or other intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, and whether successful or not, could result in substantial costs and diversion of our resources, which could have a material adverse effect on our business, financial condition, results of operations or cash flows. Any intellectual property litigation or claims against us could result in the loss or compromise of our intellectual property rights, could subject us to significant liabilities, require us to seek licenses on unfavorable terms, if available at all, prevent us from manufacturing or selling certain products, limit our ability to market or sell to our customers using certain methods or technologies and/or require us to redesign or re-label our products or rename our brand, any of which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We have a limited operating history as a standalone company, which may make it difficult to compare our current operating results to prior periods.

Torrid was formed as a standalone company in May 2015, and was previously a business component within Hot Topic. Accordingly, Torrid’s financial results include financial results for fiscal year 2014 and for the portion of fiscal year 2015 from February 1, 2015 to May 2, 2015 during which Torrid did not operate as a standalone company. The results of operations and cash flows for this period prior to the Separation were derived from or “carved out” of Hot Topic’s consolidated financial statements and accounting records to present Hot Topic’s Torrid business as a separate business during the period prior to the Separation. The financial position, results of operations and cash flows for this period include certain assets and liabilities that are specifically identifiable or attributable to Torrid, and they also include an allocation of expenses related to certain Hot Topic corporate functions. Torrid considers the expense allocation methodology and results to be reasonable; however, the allocations may not be indicative of the actual expenses that would have been incurred had Torrid operated as a separate privately held company for this period. Accordingly, the financial results for fiscal years 2014 and 2015 may not provide a comparable presentation of our financial position or results of operations as if we had operated as a standalone entity during the period prior to the Separation.

Our indebtedness and lease obligations could adversely affect our financial flexibility and our competitive position.

As of April 29, 2017, we had $15.2 million of outstanding indebtedness, consisting of amounts due under our related party promissory note. Our level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. We also have, and will continue to have, significant lease obligations. As of January 28, 2017, our minimum annual rental obligations under long-term operating leases for fiscal year 2017 was $36.2 million. Our indebtedness and lease obligations could have other important consequences to you and significant effects on our business. For example, it could:

•	increase our vulnerability to adverse changes in general economic, industry and competitive conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness and leases, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict us from exploiting business opportunities;

•	make it more difficult to satisfy our financial obligations, including payments on our indebtedness;

•	place us at a disadvantage compared to our competitors that have less debt and lease obligations; and

•	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general corporate purposes.

In addition, the agreement governing the ABL Facility contains, and the agreements evidencing or governing any other future indebtedness may contain, restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness.

Our indebtedness may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

The agreement governing the ABL Facility contains, and the agreements evidencing or governing any other future indebtedness may contain, financial restrictions on us and our restricted subsidiaries, including restrictions on our or our restricted subsidiaries’ ability to, among other things:

•	place liens on our or our restricted subsidiaries’ assets;

•	make investments other than permitted investments;

•	incur additional indebtedness;

•	prepay or redeem certain indebtedness;

•	merge, consolidate or dissolve;

•	sell assets;

•	engage in transactions with affiliates;

•	change the nature of our business;

•	change our or our subsidiaries’ fiscal year or organizational documents; and

•	make restricted payments (including certain equity issuances).

In addition, we are required to maintain compliance with various financial ratios in the agreement governing the ABL Facility.

A failure by us or our subsidiaries to comply with the covenants or to maintain the required financial ratios contained in the agreement governing the ABL Facility could result in an event of default under such indebtedness, which could adversely affect our ability to respond to changes in our business and manage our operations. Additionally, a default by us under the agreement governing the ABL Facility or an agreement governing any other future indebtedness may trigger cross-defaults under the agreements governing the ABL Facility or any other future agreements governing our indebtedness. Upon the occurrence of an event of default or cross-default under any of the present or future agreements governing our indebtedness, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in the agreements. If any of our indebtedness were to be accelerated, there can be no assurance that our assets would be sufficient to repay this indebtedness in full, which could have a material adverse effect on our ability to continue to operate as a going concern. See “Description of Certain Indebtedness.”

Changes in tax laws or regulations or in our operations may impact our effective tax rate and may adversely affect our business, financial condition and results of operations.

Changes in tax laws or regulations in any of the jurisdictions in which we operate, or adverse outcomes from tax audits that we may be subject to in any of the jurisdictions in which we operate, could result in an unfavorable change in our effective tax rate, which could adversely affect our business, financial condition and operating results.

Additionally, results of the November 2016 U.S. elections have introduced greater uncertainty with respect to tax and trade policies, tariffs and government regulations affecting trade between the U.S. and other countries. We source the majority of our merchandise from manufacturers located outside of the U.S., including a significant amount from Asia. Major developments in tax policy or trade relations, such as the disallowance of tax deductions for imported merchandise or the imposition of unilateral tariffs on imported products, could have a material adverse effect on our business, results of operations and liquidity.

We may recognize impairments on long-lived assets.

Our long-lived assets, primarily stores and intangible assets, are subject to periodic testing for impairment. Store assets are reviewed using factors including, but not limited to, our future operating plans and projected future cash flows. Failure to achieve our future operating plans or generate sufficient levels of cash flow at our stores could result in impairment charges on long-lived assets, which could have a material adverse effect on our financial condition or results of operations.

War, terrorism and other catastrophes could negatively impact our customers, places where we do business and our expenses.

The continued threat of terrorism, heightened security and military action in response to this threat, any future acts of terrorism, and significant natural disasters or other catastrophic events may cause disruptions and create uncertainties that affect our business. To the extent that such disruptions or uncertainties negatively impact commercial transportation and shipping, shopping patterns and/or shopping center traffic, or adversely affect consumer confidence or the economy in general, our business, operating results and financial condition could be materially and adversely affected. A significant natural disaster or other catastrophic event affecting our facilities could materially affect our supply chain, our information system and other aspects of our operations.

Risks Related to this Offering and Ownership of Our Common Stock

Following the offering, we will be classified as a “controlled company” and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements. In addition, Sycamore’s interests may conflict with our interests and the interests of other stockholders.

After the closing of this offering, Sycamore will continue to control a majority of our common stock. As a result, we will be a “controlled company” within the meaning of the applicable stock exchange corporate governance standards. Under the rules of the NYSE, a company of which more than 50% of the outstanding voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain stock exchange corporate governance requirements, including:

•	the requirement that a majority of our board of directors consists of independent directors;

•	the requirement that nominating and corporate governance matters be decided solely by independent directors; and

•	the requirement that employee and officer compensation matters be decided solely by independent directors.

Following this offering, we intend to utilize these exemptions. As a result, we may not have a majority of independent directors and our nominating and corporate governance and compensation functions may not be decided solely by independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the stock exchange corporate governance requirements.

The interests of Sycamore and its affiliates, which include Hot Topic, could conflict with or differ from our interests or the interests of our other stockholders. For example, the concentration of ownership held by Sycamore could delay, defer or prevent a change of control of our Company or impede a merger, takeover or other business combination which may otherwise be favorable for us and our other stockholders. Additionally, Sycamore is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete, directly or indirectly with us. Sycamore may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as Sycamore continues to directly or indirectly own a significant amount of our common stock, even if such amount is less than a majority thereof, Sycamore will continue to be able to substantially influence or effectively control our ability to enter into corporate transactions.

An active public market for our common stock may not develop following this offering, which could limit your ability to sell your shares of our common stock at an attractive price, or at all.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market in our common stock or how liquid that market might become. An active public market for our common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all.

We are an “emerging growth company” under the JOBS Act, and any decision on our part to comply with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we currently intend to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), reduced disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will cease to be an emerging growth company upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of this offering; (ii) the last day of the first fiscal year during which our total annual gross revenue is $1.07 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year. We cannot predict if investors will find our common stock less attractive if we choose to rely on exemptions from certain disclosure requirements. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

In addition, as our business grows, we may cease to satisfy the conditions of an “emerging growth company.” Under the JOBS Act, “emerging growth companies” can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”

We are currently evaluating and monitoring developments with respect to these new rules, and we cannot assure you that we will be able to take advantage of all of the benefits from the JOBS Act.

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

After this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	quarterly variations in our operating results compared to market expectations;

•	changes in preferences of our customers;

•	announcements of new products, significant price reductions or other strategic actions by us or our competitors;

•	public reactions to our press releases, public announcements and/or filings with the SEC;

•	speculation in the press or investment community;

•	size of the public float;

•	stock price performance and valuations of our competitors;

•	fluctuations in stock market prices and volumes;

•	default on our indebtedness or foreclosure of our properties;

•	actions by competitors or other shopping center tenants;

•	changes in senior management or key personnel;

•	actions by our stockholders;

•	changes in financial estimates by securities analysts or our failure to meet any such estimates;

•	negative earnings or other announcements by us or other retail apparel companies;

•	downgrades in our credit ratings or the credit ratings of our competitors;

•	issuances (or sales by our stockholders) of capital stock;

•	general market conditions;

•	global economic, legal and regulatory factors unrelated to our performance; and

•	the realization of any of the risks described in this section, or other risks that may materialize in the future.

Numerous factors affect our business and cause variations in our operating results and affect our net sales and comparable store sales, including consumer preferences, buying trends and overall economic trends;

our ability to identify and respond effectively to product trends and customer preferences; changes in the population of our target segment; actions by competitors and other shopping center tenants; changes in our merchandise mix; pricing; the timing of our releases of new merchandise and promotional events; the level of customer service that we provide in our stores; changes in sales mix among sales channels; our ability to source and distribute products effectively; inventory shrinkage; weather conditions, particularly during the holiday season; and the number of stores we open, close and convert in any period.

The initial public offering price of our common stock will be determined by negotiations between us and the underwriters based upon a number of factors and may not be indicative of prices that will prevail following the consummation of this offering. Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the initial public offering price. As a result, you may suffer a loss on your investment.

In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many retail companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have                  shares of common stock outstanding. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act, except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

We, each of our officers and directors, Sycamore and certain other security holders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of            . See “Underwriting.” When the lock-up period expires, we and those of our beneficial owners who are subject to a lock-up agreement will be able to sell our shares in the public market. In addition,                  may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements at any time and for any reason. See “Underwriting” and “Shares Eligible for Future Sale.” Sales of a substantial number of such shares upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your shares of common stock at a time and price that you deem appropriate.

All of our shares of common stock outstanding as of the date of this prospectus may be sold in the public market by existing stockholders 180 days after the date of this prospectus, subject to applicable limitations imposed under federal securities laws. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering.

In the future, we may also issue our securities if we need to raise capital in connection with a capital raise or acquisitions. The amount of shares of our common stock issued in connection with a capital raise or acquisition could constitute a material portion of our then-outstanding shares of our common stock.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the consummation of this offering will contain provisions that may make the merger or acquisition of our Company more difficult without the approval of our board of directors. Among other things, these provisions:

•	would allow us to authorize the issuance of undesignated preferred stock in connection with a stockholder rights plan or otherwise, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	prohibit stockholder action by written consent from and after the date on which the parties to our stockholders agreement and their affiliates cease to beneficially own at least 50% of the total voting power of all then outstanding shares of our capital stock unless such action is recommended by all directors then in office;

•	provide that our board of directors is expressly authorized to make, alter, or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of 50% or more of all of the outstanding shares of our capital stock entitled to vote, if the parties to our stockholders agreement and their affiliates beneficially own less than 50% in voting power of our stock entitled to vote generally in the election of directors; and

•	establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Further, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impair a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our Company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

Based on our net tangible book value per share as of                             , 2017 and an assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $         per share, representing the difference between our net tangible book value per share and the assumed initial public offering price. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees, consultants and directors under our stock option and equity incentive plans. See “Dilution.”

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our

Company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

We do not expect to pay any cash dividends for the foreseeable future.

The continued operation and expansion of our business will require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Additionally, our operating subsidiaries are currently restricted from paying cash dividends by the agreements governing their indebtedness, and we expect these restrictions to continue in the future. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

We will incur increased costs as a result of becoming a public company, particularly after we are no longer an “emerging growth company.”

As a public company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with complying with the requirements of Sarbanes-Oxley and related rules implemented by the SEC and. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

After we are no longer an “emerging growth company,” we expect to incur additional management time and cost to comply with the more stringent reporting requirements applicable to companies that are deemed accelerated filers or large accelerated filers, including complying with the auditor attestation requirements of Section 404 of Sarbanes-Oxley. See “—We are an “emerging growth company” under the JOBS Act, and any decision on our part to comply with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.”

We are currently unable to estimate the costs we may incur as a result of becoming a public company or the timing of such costs with any degree of certainty.

If we are unable to design, implement and maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley, we may not be able to report our financial results in a timely and reliable manner, which could have a material adverse effect on our business and stock price. We have identified material weaknesses in our internal control over financial reporting.

As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal controls over financial reporting, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our operating results. In addition, we will be required upon completion of the offering to comply with the SEC’s rules implementing Sections 302 and 404 of Sarbanes-Oxley, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting starting with the first fiscal year after the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of Sarbanes-Oxley.

In connection with the audits of our consolidated financial statements as of and for the years ended January 30, 2016 and January 28, 2017, we identified material weaknesses in our internal control over financial reporting. These material weaknesses resulted in a revision and restatement of previously issued annual and interim consolidated financial statements and could result in misstatements to our consolidated financial statements or disclosures that would result in a material misstatement to our annual or interim consolidated financial statements that would not be prevented or detected on a timely basis. The material weaknesses we identified were as follows: (1) we determined that we did not maintain a sufficient complement of resources with an appropriate level of accounting expertise, knowledge and training commensurate with the complexity of our financial accounting and financial reporting requirements to allow for appropriate monitoring of financial reporting matters and internal control over financial reporting; (2) we did not maintain effective controls over the period-end financial reporting process and preparation of financial statements; and (3) we did not design and maintain controls related to the accuracy and presentation of our share-based compensation expense and the corresponding capital contribution from Torrid Holding LLC. We are in the process of implementing measures designed to improve our internal control over financial reporting and remediate the control deficiencies that led to our material weaknesses, including hiring additional finance personnel and establishing controls over the period-end financial reporting process and preparation of financial statements, and designing and implementing controls over share-based compensation.

We cannot assure you that the measures we have taken to date, together with any measures we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses or to avoid potential future material weaknesses. If we are unable to conclude that we have effective internal control over financial reporting or if our efforts are not successful to remediate the control deficiencies that led to our material weakness or other material weaknesses or control deficiencies occur in the future, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements and investors may lose confidence in our financial reporting, which could have a material adverse effect on the trading price of our stock.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with the Company or the Company’s directors, officers or other employees.

Our amended and restated certificate of incorporation will provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of our Company, (2) action asserting a claim of breach of a fiduciary duty owed by any director or officer of our Company to the Company or the Company’s stockholders, (3) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”) or our amended and restated certificate of incorporation or our amended and restated bylaws, or (4) action asserting a claim against us or any director or officer of the Company governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our amended and restated certificate of incorporation. This choice-of-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or the Company’s directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning (including their negative counterparts or other various or comparable terminology) in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•	changes in consumer spending and general economic conditions;

•	our ability to identify and respond to new and changing product trends, customer preferences and other related factors;

•	our dependence on a strong brand image;

•	increased competition from other general and specialty retailers;

•	the success of the shopping centers in which our stores are located;

•	our ability to adapt to consumer shopping preferences and develop and maintain a relevant and reliable omni-channel experience for our customers;

•	our dependence upon independent third parties for the manufacture of all of our merchandise;

•	availability constraints and price volatility in the raw materials used to manufacture our products;

•	interruptions of the flow of our merchandise from international manufacturers causing disruptions in our supply chain;

•	shortages of inventory, delayed shipments to our e-commerce customers and harm to our reputation due to difficulties or shut-down of our distribution facilities;

•	our reliance upon independent third-party transportation providers for substantially all of our product shipments;

•	our growth strategy;

•	our leasing substantial amounts of space;

•	the failure to find store employees that reflect our brand image and embody our culture;

•	our dependence upon key executive management;

•	our reliance on Hot Topic for the provision of certain services, including distribution, information technology and real estate management;

•	our reliance on information systems;

•	system security risk issues that could disrupt our internal operations or information technology services;

•	claims made against us resulting in litigation;

•	changes in laws and regulations applicable to our business;

•	our inability to protect our trademarks or other intellectual property rights;

•	our limited operating history as a standalone company;

•	our substantial indebtedness and lease obligations;

•	restrictions imposed by our indebtedness on our current and future operations;

•	changes in tax laws or regulations or in our operations that may impact our effective tax rate;

•	increased costs as a result of being a public company; and

•	our failure to maintain adequate internal controls.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise.

USE OF PROCEEDS

The selling stockholders are selling all of the shares of our common stock being sold in this offering, including any shares that may be sold in connection with the exercise of the underwriters’ option to purchase additional shares. See “Security Ownership of Certain Beneficial Owners.” Accordingly, we will not receive any proceeds from the sale of shares of our common stock in this offering. We will bear all costs, fees and expenses in connection with this offering, which are estimated to be $                , except that the selling stockholders will pay any applicable underwriting fees, discounts or commissions and certain transfer taxes.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore we do not anticipate paying any cash dividends in the foreseeable future. Additionally, because we are a holding company, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. See “Description of Certain Indebtedness.” Any future determination to pay dividends will be at the discretion of our board of directors, subject to compliance with covenants in current and future agreements governing our indebtedness, and will depend upon our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of April 29, 2017 on:

•	an actual basis; and

•	an as adjusted basis to give effect to the Distribution.

You should read the following table in conjunction with the sections entitled “Use of Proceeds,” “Selected Historical Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of April 29, 2017
	Actual	As Adjusted
	(dollars in thousands)
	(unaudited)
Cash and cash equivalents	$23,487	$

Debt:
ABL Facility	—
Related party promissory note(1)	15,209

Total debt	15,209

Stockholder’s equity:
Common shares, par value $0.01 per share, 1,000 shares authorized, 1 share issued and outstanding (actual); shares authorized, shares issued and outstanding (as adjusted)	—
Additional paid-in capital	338,326
Accumulated deficit	(224,970)
Accumulated other comprehensive loss	(45)

Total stockholder’s equity	113,311

Total capitalization	$128,520	$

(1)	We expect the related party promissory note to be extinguished by operation of law in connection with the Distribution.

The information set forth above excludes                  shares of common stock reserved for future grants under our equity compensation plan, which we plan to adopt in connection with this offering.

DILUTION

The selling stockholders are selling all of the shares of our common stock being sold in this offering. Accordingly, we will not receive any proceeds from the sale of shares of our common stock in this offering. However, purchasers of the common stock in this offering will experience immediate and substantial dilution to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock as of April 29, 2017.

As of April 29, 2017, we had net tangible book value of approximately $             million, or $             per share. Our net tangible book value per share represents total tangible assets less total liabilities divided by the number of common shares outstanding. After giving effect to (i) the sale of              common stock by the Selling Stockholders in this offering, based upon a public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated offering expenses payable by us and (ii) the completion of the Stock Split and the Distribution, as if each had occurred on April 29, 2017, our as adjusted net tangible book value as of April 29, 2017 would have been approximately $             million, or $             per share. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of April 29, 2017	$

Dilution per share to new investors		$

The following table summarizes, as of April 29, 2017, the total number of shares of common stock owned by existing stockholders, including the selling stockholders, and to be owned by new investors, the total consideration paid and the average price per share paid to us, by our existing stockholders, and to be paid by new investors, to the selling stockholders, in this offering. The table assumes (1) no exercise by the underwriters of their option to purchase up to             additional shares from the selling stockholders, (2) an initial public offering price of $        per share, the midpoint of the range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering, and (3) the completion of the Stock Split and the Distribution:

	Shares Purchased	Total Consideration	Average Price Per Share
Existing stockholders		$	$
New investors		$	$

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables set forth our selected historical consolidated financial and operating data as of and for the periods indicated. We have derived the consolidated statements of operations and cash flows data for the fiscal years ended January 31, 2015, January 30, 2016 and January 28, 2017 from our audited consolidated financial statements for such periods included elsewhere in this prospectus. Our consolidated balance sheet data as of January 30, 2016 and January 28, 2017 have been derived from our audited consolidated financial statements for such periods included elsewhere in this prospectus.

We have derived the consolidated statements of operations and cash flows data for the three months ended April 30, 2016 and April 29, 2017 from our unaudited consolidated financial statements included elsewhere in this prospectus. Our consolidated balance sheet data as of April 29, 2017 has been derived from our unaudited consolidated financial statements for such period included elsewhere in this prospectus.

The historical consolidated financial data presented below should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical consolidated financial data may not be indicative of our future performance.

	Fiscal Year Ended			Three Months Ended
	January 31, 2015	January 30, 2016	January 28, 2017	April 30, 2016	April 29, 2017
	(dollars in thousands, excluding per share data)
				(unaudited)
Statements of Operations Data:
Net sales	$292,771	$440,722	$640,172	$151,977	$197,523
Cost of goods sold	187,201	267,755	388,517	85,098	119,618

Gross profit	105,570	172,967	251,655	66,879	77,905
Selling, general and administrative expenses	101,153	152,193	191,655	42,041	58,251
Share-based compensation	750	56	63,901	3,059	12,977
Impairment charges	383	198,784	3,214	—	—

Income (loss) from operations	3,284	(178,066)	(7,115)	21,779	6,677
Interest (expense) income and other, net	—	(460)	(260)	328	(353)

Income (loss) before provision (benefit) for income taxes	3,284	(178,526)	(7,375)	22,107	6,324
Provision (benefit) for income taxes	1,664	(14,742)	21,722	9,054	2,846

Net income (loss)	$1,620	$(163,784)	$(29,097)	$13,053	$3,478

Net income (loss) per share (in dollars)(1):
Basic
Diluted
Basic and diluted weighted average shares(1):
Basic
Diluted

Statements of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$26,701	$46,867	$58,955	$20,568	$35,897
Investing activities	(30,974)	(95,551)	(59,688)	(10,673)	(15,033)
Financing activities	4,300	81,755	(22,916)	—	(6,875)

(1)	Gives effect to the -for- stock split that occurred on , 2017.

	As of
	January 30, 2016	January 28, 2017	April 29, 2017
	(dollars in thousands)
			(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$33,164	$9,583	$23,487
Total current assets	118,863	123,186	133,988
Total current liabilities	78,916	112,798	114,561
Total long-term debt	45,000	15,209	15,209
Total liabilities and stockholder’s equity	218,004	265,786	286,992

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of our Company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the section entitled “Risk Factors.”

Overview

Torrid is the industry-leading and fastest growing branded omni-channel retailer of apparel, intimates and accessories for young, plus-size women in North America. Our mission is to grow our leadership position in this market by providing our customers with a broad assortment of high-quality, carefully-fitted apparel, intimates and accessories that is unapologetically young, sexy and fashionable. Our target customer is a 25 to 40 year old woman who is curvy and wears sizes 10 to 30. We believe our customer values the convenience and appeal of our curated presentation of merchandise that helps her be stylish for any occasion, including casual, work and dressy, at accessible price points. We believe we offer the young, plus-size woman both a product selection and a customer experience that have not previously been available to her. This offering makes us her favorite shopping destination and presents the opportunity to capture a significant portion of an underserved and growing market. Our differentiated approach and distinctive assortment have resulted in a highly loyal customer base and strong growth in our business.

Factors Affecting Our Operating Results

Various factors affect our operating results during each period, including:

Overall Economic Trends. Consumer purchases of clothing generally remain constant or may increase during stable economic periods and decline during recessionary periods and other periods when disposable income is adversely affected. Consequentially, our results of operations during any given period are often impacted by the overall economic conditions in the markets which we operate.

Demographic Changes. Our business has experienced growth over recent periods due, in part, to an increase in the plus-size population. Slower or negative growth in this demographic, in particular among women ages 25 to 40, specific to certain geographic markets or overall, could adversely affect our results of operations.

Consumer Preferences and Product Trends. While approximately 80% of our Torrid brand net sales in fiscal year 2016 were from core basics or on-trend basics, which are mostly consistent across seasons, our ability to maintain our appeal to our existing customers and to attract new customers depends on our ability to provide desirable products that are attractive to customers within our market segment. Our results are driven by our ability to successfully introduce new products. If we misjudge customer preferences or trends as they relate to our market segment, we may be faced with significant excess inventories for some products and be required to mark down or discard those products, either of which would impact our gross profit.

Competition. As a specialty apparel and accessories retailer targeting 25 to 40 year old plus-size women, we face competition from specialty, online and general retailers. Retailers compete based on a variety of factors, including design, quality, price, brand and customer service. Levels of competition and the ability of our competitors to attract customers through better products, competitive pricing, or other factors impact our results of operations.

Pricing and Changes in Our Merchandise Mix. Our product offering changes from period to period, as do the prices at which goods are sold and the margins we are able to earn from the sales of those goods. The levels at which we are able to price our merchandise are influenced by a variety of factors, including the quality of our products, the cost of production, the prices at which our competitors are selling similar products and the willingness of our customers to pay for our products.

Ability to Source and Distribute Products Effectively. Our costs of sales are impacted by our ability to find third parties who can manufacture our products at favorable costs while maintaining the desired levels of quality. Our costs of distribution are impacted by a number of factors, including the cost of fuel and the amount of product being transported through distribution networks in the markets in which we operate, which affects our ability to obtain more favorable pricing with our providers.

Changes in Sales Channel Mix. Our results of operations may vary according to the amount of products we sell in our stores versus the amount of products we sell on our e-commerce platform. Many of our stores’ operating costs are largely fixed, with the exceptions of incentive compensation for our employees and discretionary spending, while our e-commerce platform has a larger variable cost component and its costs depend in large part on the amount of goods sold. Changes in the mix of sales between channels could also result in a shift in capital resource allocation.

The Number of Stores We Open and Close in Any Period. During any period in which we are opening additional stores, we will incur capital expenditures as a result of that expansion. The number of stores that we operate in any period will impact our results for that period. Store closures may result in the impairment of assets utilized in those stores.

Real Estate. We have entered into operating lease agreements for stores under primarily non-cancelable leases with terms ranging from two to ten years. While we believe the terms of these leases generally are favorable, including performance-based termination provisions or “kickout” clauses, changes in lease terms due to market or other factors, including any increase in our rent expense, will impact our results for that period.

Standalone Company Costs. During our transition from a business unit within Hot Topic to a standalone company, we incurred costs under a transition services agreement (the “Transition Services Agreement”) related to services being provided to us by Hot Topic for distribution, legal, human resources, finance, administrative, information technology, real estate management and other support services. Since the Separation, we have transitioned a number of functions from Hot Topic to be part of our own standalone organization, including legal, human resources, finance and certain administrative functions. On June 2, 2017, we terminated the Transition Services Agreement and entered into a new services agreement with Hot Topic (the “Services Agreement”), pursuant to which we will continue to receive certain services, including distribution, information technology and real estate management services. Following the completion of this initial public offering, we will incur additional legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements. These requirements include compliance with certain aspects of the Sarbanes-Oxley Act as well as other rules implemented by the SEC, and applicable stock exchange rules. We expect these rules and regulations to substantially increase our legal and financial compliance costs and to make certain financial reporting and other activities more time-consuming and costly. We also expect to continue to incur share-based compensation expense in connection with grants under our equity incentive plan.

Seasonality. While seasonality frequently impacts businesses in the retail sector, our business is generally not seasonal. Accordingly, our net sales do not fluctuate as significantly as those of other retailers from quarter to quarter and any modest seasonal effect does not significantly change the underlying trends in our business. This lack of seasonality provides structural cost advantages relative to peers, including reduced staffing cyclicality and seasonal distribution capacity needs.

How We Assess the Performance of Our Business

In assessing the performance of our business, we consider a variety of financial and operating metrics, including both GAAP and non-GAAP measures. For a further discussion of certain non-GAAP measures see “Non-GAAP Financial Measures” and “Prospectus Summary—Summary Consolidated Historical Financial and Other Data.” These metrics include:

Net Sales. Net sales reflects our revenues from the sale of our merchandise, shipping and handling revenue received from e-commerce sales and gift card breakage income, less returns, discounts and loyalty program expenses. Revenue from our stores is recognized at the time of sale and revenue from our e-commerce channel is recognized upon receipt of the merchandise by the customer. Net sales are impacted by the size of our active customer base, product assortment and availability, marketing and promotional activities and the spending habits of our customers. Net sales are also impacted by the migration of single-channel customers (i.e., customers shopping only in-store or online) to omni-channel customers (i.e., customers shopping both in-store and online), who on average spend significantly more than single-channel customers in a given year.

Comparable Company Sales. We consider a store comparable after it has been open for 15 full fiscal months. If a store is closed during a fiscal year, it is only included in the computation of comparable company sales for the full fiscal months in which it was open. Partial fiscal months are excluded from the computation of comparable company sales. We include our e-commerce sales in the computation of comparable company sales. We apply current year foreign currency exchange rates to both current year and prior year comparable sales to remove the impact of foreign currency fluctuation and achieve a consistent basis for comparison. Comparable brand sales growth represents comparable company sales growth, excluding the effects of the Lovesick test concept.

Number of Stores. Store count reflects all stores open at the end of a reporting period. As we continue to increase our number of stores, we expect that non-comparable store sales will continue to contribute to our total net sales. In connection with opening new stores, we incur pre-opening costs, which primarily consist of payroll, travel, training, marketing, initial opening supplies and costs of transporting initial inventory and fixtures to store locations, as well as occupancy costs incurred from the time of possession of a store site to the opening of that store. These pre-opening costs are included in our selling, general and administrative expenses and are expensed as incurred.

Gross Profit. Gross profit is equal to our net sales minus cost of goods sold. Our cost of goods sold includes merchandise costs, freight, inventory shrinkage, payroll expenses associated with the merchandising department, distribution center expenses and store occupancy expenses, including rent, common area maintenance charges, real estate taxes and depreciation. Our cost of goods sold increases in higher volume quarters because we sell more merchandise. Merchandising payroll costs and store occupancy costs included within cost of goods sold are largely fixed and do not necessarily increase as volume increases. We review our inventory levels on an ongoing basis in order to identify slow-moving merchandise and generally use markdowns to clear that merchandise. The timing and level of markdowns are driven primarily by customer acceptance of our merchandise. The primary drivers of our merchandise costs include the raw materials, labor in the countries where we source our merchandise, customs duties, and logistics costs.

Selling, General and Administrative Expenses. Selling, general and administrative expenses include all operating costs not included in cost of goods sold. Our historical revenue growth has been accompanied by increased selling, general and administrative expenses. For instance, we continue to make marketing and payroll investments to support our growth. While we expect these expenses to increase as we continue to open new stores, increase brand awareness and grow our business, we believe these expenses will decrease as a percentage of net sales over time as net sales increase.

Adjusted EBITDA and Adjusted EBITDA Margin. Adjusted EBITDA represents GAAP net income (loss) plus interest expense and other, net, (benefit) provision for income taxes, depreciation and amortization,

non-cash deductions and charges, other expenses, an adjustment for the Transition Services Agreement and the elimination of Lovesick test concept EBITDA. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of Torrid brand net sales. We present these measures as we believe they are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry and we use them internally as benchmarks to compare our performance to that of our competitors. We believe Adjusted EBITDA and Adjusted EBITDA margin facilitate operating performance comparisons from period to period by isolating the effects of certain items that vary from period to period without any correlation to ongoing operating performance. We also use Adjusted EBITDA and Adjusted EBITDA margin as two of the primary methods for planning and forecasting the overall expected performance of our business and for evaluating on a quarterly and annual basis actual results against such expectations. Further, we recognize Adjusted EBITDA and Adjusted EBITDA margin as commonly used measures in determining business value and, as such, use them internally to report and analyze our results and we additionally use Adjusted EBITDA as a benchmark to determine certain non-equity incentive payments made to executives.

Results of Operations

Three Months Ended April 29, 2017 Compared to the Three Months Ended April 30, 2016

The following table summarizes our consolidated results of operations for the periods indicated (dollars in thousands):

	Three Months Ended
	April 30, 2016		April 29, 2017
		% of Net Sales		% of Net Sales
	(unaudited)
Net sales	$151,977	100.0%	$197,523	100.0%
Cost of goods sold	85,098	56.0	119,618	60.6

Gross profit	66,879	44.0	77,905	39.4
Selling, general and administrative expenses	42,041	27.7	58,251	29.5
Share-based compensation	3,059	2.0	12,977	6.6

Income from operations	21,779	14.3	6,677	3.4
Interest expense (income) and other, net	328	0.0	(353)	(0.2)

Income before provision for income taxes	22,107	14.5	6,324	3.2
Provision for income taxes	9,054	6.0	2,846	1.4

Net income	$13,053	8.6%	$3,478	1.8%

The following table provides a reconciliation of net loss to Adjusted EBITDA for the periods presented (dollars in thousands):

	Three Months Ended
	April 30, 2016	April 29, 2017
	(unaudited)
Net income	$13,053	$3,478
Interest expense (benefit) and other, net	(328)	353
Provision for income taxes	9,054	2,846
Depreciation and amortization	3,588	5,359
Non-cash deductions and charges(A)	3,961	14,424
Other expenses (benefit)(B)	(174)	4,515
Lovesick test concept EBITDA	1,367	400

Adjusted EBITDA	$30,521	$31,375

(A)	Non-cash deductions and charges includes $3.1 million in the three months ended April 30, 2016 and $13.0 million in the three months ended April 29, 2017 related to revaluing the liability-classified equity incentive units.
(B)	Other expenses represent non-routine expenses, including transaction-related fees in the three months ended April 30, 2016 and April 29, 2017.

Net Sales

Net sales increased $45.5 million, or 30.0%, to $197.5 million for the three months ended April 29, 2017, from $152.0 million for the three months ended April 30, 2016. This increase was primarily due to (i) an increase in comparable company sales of 12% and (ii) an increase in the number of stores we operated. We operated 510 stores at April 29, 2017 and 394 stores at April 30, 2016, representing a 29.4% increase.

Adjusted to exclude net sales from the Lovesick test concept, Torrid brand net sales for the three months ended April 29, 2017 increased $40.4 million, or 26.6%, to $192.1 million, from $151.7 million for the three months ended April 30, 2016. This increase was primarily due to (i) an increase in comparable brand sales of 11.4% and (ii) an increase in the number of Torrid brand stores we operated. We operated 487 Torrid brand stores at the end of the three months ended April 29, 2017 and 382 Torrid brand stores at April 30, 2016, representing a 27.5% increase.

Gross Profit

Gross profit for the three months ended April 29, 2017 increased $11.0 million, or 16.5%, to $77.9 million, from $66.9 million for the three months ended April 30, 2016. This increase was primarily due to higher net sales volumes partially offset by higher store occupancy and depreciation costs associated with new store openings, distribution center costs and merchandising payroll costs. Gross profit as a percentage of net sales decreased 4.6% to 39.4% in the three months ended April 29, 2017 from 44.0% in the three months ended April 30, 2016. This decrease was primarily from lower merchandise margin rate due to additional promotional activity, including selling excess product identified from fiscal year 2016 inventory, which was largely completed during the three months ended April 29, 2017, and the wind down of the Lovesick test concept stores, higher net internet freight and distribution network costs partially offset by leverage in merchandise payroll costs.

Adjusted to exclude the gross profit related to the Lovesick test concept, gross profit for the three months ended April 29, 2017 increased $9.5 million, or 14.2%, to $76.7 million, from $67.2 million in the three months ended April 30, 2016. As adjusted, gross profit as a percentage of Torrid brand net sales decreased by 4.4% to 39.9% in the three months ended April 29, 2017 from 44.3% in the three months ended April 30, 2016.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended April 29, 2017 increased $16.2 million, or 38.6%, to $58.3 million, from $42.0 million for the three months ended April 30, 2016. This increase was primarily due to an increase in store payroll and other store operating costs of $8.4 million related to higher store count and wage rate increases, an increase in marketing costs to acquire and retain customers of $3.3 million and an increase of $4.6 million in headquarters general and administrative costs. Selling, general and administrative expenses as a percentage of net sales increased by 1.8% to 29.5% in the three months ended April 29, 2017 from 27.7% in the three months ended April 30, 2016. This increase was driven by higher store payroll, increased marketing costs related to direct mail and online programs and higher professional fees partially offset by lower performance bonus and preopening expenses. Adjusted to exclude losses on fixed asset disposals, non-recurring legal expenses and expenses related to the Lovesick test concept, selling, general and administrative expenses for the three months ended April 29, 2017 increased $11.0 million, or 26.7%, to $52.1 million, from $41.2 million for the three months ended April 30, 2016. As adjusted, selling, general and administrative expenses as a percentage of Torrid brand net sales was 27.1% at April 29, 2017, flat compared to the three months ended April 30, 2016.

Share-Based Compensation

Share-based compensation for the three months ended April 29, 2017 increased $9.9 million to $13.0 million, from $3.1 million for the three months ended April 30, 2016. The increase in share-based compensation expense was primarily driven by the effects of revaluing the liability-classified equity incentive units, which are required to be adjusted to fair value at the end of each reporting period.

Interest Expense and Other, Net

Interest expense and other, net was $(0.4) million for the three months ended April 29, 2017, compared to $0.3 million for the three months ended April 30, 2016. The change was due to the impact of foreign currency exchange rates from non-U.S. operations.

Provision for Income Taxes

The provision for income taxes for the three months ended April 29, 2017 increased by $6.2 million to $2.8 million, from a benefit of $9.1 million for the three months ended April 30, 2016. Our effective tax rate was 45.0% for the three months ended April 29, 2017 and 41.0% for the three months ended April 30, 2016. The change in the effective tax rate for the three months ended April 29, 2017, as compared to the three months ended April 30, 2016 is primarily due to the increase in the amount of non-taxable items associated with share-based compensation and decrease in income before provision for income taxes.

Fiscal Year 2016 Compared to Fiscal Year 2015

The following table summarizes our consolidated results of operations for the periods indicated (dollars in thousands):

	Fiscal Year Ended
	January 30, 2016		January 28, 2017
		% of Net Sales		% of Net Sales
Net sales	$440,722	100.0%	$640,172	100.0%
Cost of goods sold	267,755	60.8	388,517	60.7

Gross profit	172,967	39.2	251,655	39.3
Selling, general and administrative expenses	152,193	34.5	191,655	29.9
Share-based compensation	56	0.0	63,901	10.0
Impairment charges	198,784	45.1	3,214	0.5

Loss from operations	(178,066)	(40.4)	(7,115)	(1.1)
Interest expense and other, net	(460)	(0.1)	(260)	0.0

Loss before provision (benefit) for income taxes	(178,526)	(40.5)	(7,375)	(1.1)
(Benefit) provision for income taxes	(14,742)	(3.3)	21,722	3.4

Net loss	$(163,784)	(37.2)%	$(29,097)	(4.5)%

The following table provides a reconciliation of net loss to Adjusted EBITDA for the periods presented (dollars in thousands):

	Fiscal Year Ended
	January 30, 2016	January 28, 2017
Net loss	$(163,784)	$(29,097)
Interest expense and other, net	460	260
(Benefit) provision for income taxes	(14,742)	21,722
Depreciation and amortization(A)	13,691	16,801
Non-cash deductions and charges(B)	201,136	70,790
Other expenses (income)(C)	1,545	(95)
Adjustment for Transition Services Agreement(D)	(4,307)	—
Lovesick test concept EBITDA(E)	1,060	5,623

Adjusted EBITDA	$35,059	$86,004

(A)	Depreciation and amortization excludes $0.1 million of amortization of debt issuance costs in fiscal years 2015 and 2016 that are reflected in interest expense and other, net.
(B)	Non-cash deductions and charges includes (i) share-based compensation expense, including $0.1 million in fiscal year 2015 and $63.9 million in fiscal year 2016 related to revaluing the liability-classified equity incentive units, (ii) losses on fixed asset disposals, (iii) non-cash asset impairment charges, including $198.8 million in fiscal year 2015 related to an assessment we performed for our goodwill and other indefinite-lived intangible assets in connection with the Separation and $3.2 million in fiscal year 2016 and (iv) the net impact of non-cash rent expense.
(C)	Other expenses represent non-routine expenses, including (i) legal settlement expense in fiscal years 2015 and 2016 and related reversal in fiscal year 2016, (ii) transaction-related fees in fiscal year 2015 and (iii) reimbursement of certain expenses incurred by Sycamore in providing advisory services to us in fiscal year 2015.
(D)	Represents the impact of charges under the Transition Services Agreement that would have been paid to Hot Topic by Torrid had the Transition Services Agreement been in place during the entirety of fiscal year 2015.
(E)	Represents the elimination of EBITDA, adjusted for non-cash asset impairment charges and the net impact of non-cash rent expense, attributable to the Lovesick test concept, a new young women’s plus-size retail concept that in January 2017 we decided to close.

Net Sales

Net sales for fiscal year 2016 increased $199.5 million, or 45.3%, to $640.2 million, from $440.7 million for fiscal year 2015. This increase was primarily due to (i) an increase in comparable company sales of 25% and (ii) an increase in the number of stores we operated. We operated 478 stores at the end of fiscal year 2016 and 361 stores at the end of fiscal year 2015, representing a 32.4% increase. Net sales from our e-commerce platform represented 33% of our total net sales in fiscal year 2016 compared to 28% of our total net sales in fiscal year 2015. Adjusted to exclude net sales from the Lovesick test concept, Torrid brand net sales for fiscal year 2016 increased $189.0 million, or 42.9%, to $629.7 million, from $440.7 million for fiscal year 2015. This increase was primarily due to (i) an increase in comparable brand sales of 24.6% and (ii) an increase in the number of Torrid brand stores we operated. We operated 455 Torrid brand stores at the end of fiscal year 2016 and 361 Torrid brand stores at the end of fiscal year 2015, representing a 26.0% increase.

Gross Profit

Gross profit for fiscal year 2016 increased $78.7 million, or 45.5%, to $251.7 million, from $173.0 million for fiscal year 2015. This increase was primarily due to higher net sales volumes partially offset by higher store occupancy and depreciation costs associated with new store openings, distribution center costs and merchandising payroll costs. Gross profit as a percentage of net sales increased by 0.1% to 39.3% in fiscal year 2016 from 39.2% in fiscal year 2015. This increase was driven by leverage of our store occupancy costs, store depreciation expense and merchandising payroll costs, as a result of higher net sales volume and our comparable company sales growth, partially offset by increased markdown activity, online shipping costs, and distribution center costs. Adjusted to include charges that would have been paid under the Transition Services Agreement and gross profit related to the Lovesick test concept, gross profit for fiscal year 2016 increased $77.3 million, or 44.7%, to $250.1 million, from $172.8 million in fiscal year 2015. As adjusted, gross profit as a percentage of Torrid brand net sales increased by 0.5% to 39.7% in fiscal year 2016 from 39.2% in fiscal year 2015.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for fiscal year 2016 increased $39.5 million, or 25.9%, to $191.7 million, from $152.2 million for fiscal year 2015. This increase was primarily due to an increase in store payroll and other store operating costs of $28.6 million and an increase in marketing costs to acquire and retain customers of $7.2 million and a $1.6 million increase in pre-opening costs due to opening additional stores. Selling, general and administrative expenses as a percentage of net sales decreased by 4.6% to 29.9% in fiscal year 2016 from 34.5% in fiscal year 2015. This decrease was driven by leverage of our headquarter expenses, store payroll and other store operating expenses and marketing costs as a result of higher net sales volume and our comparable company sales growth. Adjusted to include charges that would have been paid under the Transition Services Agreement up to the date of the Separation and to exclude losses on fixed asset disposals, non-recurring legal and transaction expenses and expenses related to the Lovesick test concept, selling, general and administrative expenses for fiscal year 2016 increased $30.8 million, or 20.1%, to $184.0 million, from $153.1 million for fiscal year 2015. As adjusted, selling, general and administrative expenses as a percentage of Torrid brand net sales decreased by 5.5% to 29.2% in fiscal year 2016 from 34.7% in fiscal year 2015.

Share-Based Compensation

Share-based compensation for fiscal year 2016 increased $63.8 million to $63.9 million, from $0.1 million in fiscal year 2015. The increase in share-based compensation expense was driven by the effects of revaluing the liability-classified equity incentive units, which are required to be adjusted to fair value at the end of each reporting period. The increase in fair value of the incentive units was as a result of the improved performance and growth of our business during fiscal year 2016.

Impairment Charges

Impairment charges for fiscal year 2016 decreased $195.6 million, or 98.4%, to $3.2 million, from $198.8 million for fiscal year 2015. The impairment charges in fiscal year 2015 resulted from an impairment assessment we performed for our goodwill and other indefinite-lived intangible assets in connection with the Separation. In fiscal year 2016, the impairment charge resulted from the closure of the Lovesick test concept.

Interest Expense and Other, Net

Interest expense and other, net was $0.3 million for fiscal year 2016, compared to $0.5 million for fiscal year 2015. The decrease is due to the favorable impact of foreign currency exchange rates from non-U.S. operations partially offset by the increased use of our ABL Facility for seasonal borrowings.

(Benefit) Provision for Income Taxes

The provision for income taxes for fiscal year 2016 increased by $36.4 million to $21.7 million, from a benefit of $(14.7) million for fiscal year 2015. Our effective tax rate was 294.5% for fiscal year 2016 and (8.3%) for fiscal year 2015. The effective tax rate for 2016 was significantly impacted by share-based compensation that was not deductible for tax purposes, while a portion of non-deductible goodwill and other indefinite-life intangible asset impairments impacted fiscal year 2015. Excluding these items, our effective tax rate would have been 38.4% for fiscal year 2016 and 37.9% for fiscal year 2015.

Fiscal Year 2015 Compared to Fiscal Year 2014

The following table summarizes our consolidated results of operations for the periods indicated (dollars in thousands):

	Fiscal Year Ended
	January 31, 2015		January 30, 2016
		% of Net Sales		% of Net Sales
Net sales	$292,771	100.0%	$440,722	100.0%
Cost of goods sold	187,201	63.9	267,755	60.8

Gross profit	105,570	36.1	172,967	39.2
Selling, general and administrative expenses	101,153	34.6	152,193	34.5
Share-based compensation	750	0.3	56	0.0
Impairment charges	383	0.1	198,784	45.1

Income (loss) from operations	3,284	1.1	(178,066)	(40.4)
Interest expense and other, net	—	—	(460)	(0.1)

Income (loss) before provision (benefit) for income taxes	3,284	1.1	(178,526)	(40.5)
Provision (benefit) for income taxes	1,664	0.6	(14,742)	(3.3)

Net income (loss)	$1,620	0.5%	$(163,784)	(37.2)%

The following table provides a reconciliation of net income (loss) to Adjusted EBITDA for the periods presented (dollars in thousands):

	Fiscal Year Ended
	January 31, 2015	January 30, 2016
Net income (loss)	$1,620	$(163,784)
Interest expense and other, net	—	460
Provision (benefit) for income taxes	1,664	(14,742)
Depreciation and amortization(A)	14,446	13,691
Non-cash deductions and charges(B)	2,978	201,136
Other expenses(C)	767	1,545
Adjustment for Transition Services Agreement(D)	(23,633)	(4,307)
Lovesick test concept EBITDA(E)	—	1,060

Adjusted EBITDA	$2,158	$35,059

(A)	Depreciation and amortization excludes $0.1 million of amortization of debt issuance costs in fiscal year 2015 that are reflected in interest expense and other, net.
(B)	Non-cash deductions and charges includes (i) share-based compensation expense, including $0.8 million in fiscal year 2014 and $0.1 million in fiscal year 2015 related to revaluing the liability-classified equity incentive units, (ii) losses on fixed asset disposals, (iii) non-cash asset impairment charges, including $0.4 million in fiscal year 2014 and $198.8 million in fiscal year 2015 related to an assessment we performed for our goodwill and other indefinite-lived intangible assets in connection with the Separation and (iv) the net impact of non-cash rent expense.
(C)	Other expenses represent non-routine expenses, including (i) legal settlement expense in fiscal years 2014 and 2015, (ii) transaction-related fees in fiscal year 2015 and (iii) reimbursement of certain expenses incurred by Sycamore in providing advisory services to us in fiscal year 2015.
(D)	Represents the impact of charges under the Transition Services Agreement that would have been paid to Hot Topic by Torrid had the Transition Services Agreement been in place during the entirety of fiscal years 2014 and 2015.

(E)	Represents the elimination of EBITDA, adjusted for non-cash asset impairment charges and the net impact of non-cash rent expense, attributable to the Lovesick test concept, a new young women’s plus-size retail concept that in January 2017 we decided to close.

Net Sales

Net sales for fiscal year 2015 increased $147.9 million, or 50.5%, to $440.7 million, from $292.8 million for fiscal year 2014. This increase was primarily due to an increase in comparable company sales of 33% and an increase in the number of stores we operated. We operated 361 stores at the end of fiscal year 2015 and 287 stores at the end of fiscal year 2014, representing a 25.8% increase. Net sales from our e-commerce platform represented 28% of our total net sales in fiscal year 2015 compared to 27% of our total net sales in fiscal year 2014.

Gross Profit

Gross profit for fiscal year 2015 increased $67.4 million, or 63.8%, to $173.0 million, from $105.6 million for fiscal year 2014. This increase was primarily due to higher net sales volumes partially offset by higher store occupancy and depreciation costs associated with new store openings and distribution center costs. Gross profit as a percentage of net sales increased by 3.2% to 39.2% in fiscal year 2015 from 36.1% in fiscal year 2014. This increase was driven by leverage of our store occupancy costs, store depreciation expense and merchandising payroll costs, as a result of higher net sales volume and our comparable company sales growth, and higher merchandise margin rate, partially offset by distribution center costs. Adjusted to include charges that would have been paid under the Transition Services Agreement and gross profit related to the Lovesick test concept, gross profit for fiscal year 2015 increased $70.9 million, or 69.6%, to $172.8 million, from $101.9 million in fiscal year 2014. As adjusted, gross profit as a percentage of Torrid brand net sales increased by 4.4% to 39.2% in fiscal year 2015 from 34.8% in fiscal year 2014.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for fiscal year 2015 increased $51.0 million, or 50.5%, to $152.2 million, from $101.2 million for fiscal year 2014. This increase was primarily due to an increase in store payroll and other store operating costs of $23.2 million, payroll related expenses and costs incurred under the Transition Services Agreement of $19.6 million, an increase in marketing costs to acquire and retain customers of $5.9 million, an increase in professional services and legal costs of $1.2 million and a $1.2 million increase in pre-opening costs due to opening additional stores. Selling, general and administrative expenses as a percentage of net sales decreased by 0.1% to 34.5% in fiscal year 2015 from 34.6% in fiscal year 2014. This decrease was driven by leverage of our store payroll, other store operating expenses and marketing costs as a result of higher net sales volume and our comparable company sales growth, partially offset by costs incurred under the Transition Services Agreement. Adjusted to include charges that would have been paid under the Transition Services Agreement up to the date of the Separation and to exclude losses on fixed asset disposals, non-recurring legal and transaction expenses and expenses related to the Lovesick test concept, selling, general and administrative expenses for fiscal year 2015 increased $33.2 million, or 27.7%, to $153.1 million, from $119.9 million for fiscal year 2014. As adjusted, selling, general and administrative expenses as a percentage of Torrid brand net sales decreased by 6.2% to 34.7% in fiscal year 2015 from 40.9% in fiscal year 2014.

Share-Based Compensation

Share-based compensation for fiscal year 2015 decreased $0.7 million to $0.1 million, from $0.8 million in fiscal year 2014. The decrease in share-based compensation expense was driven by the effects of revaluing the liability-classified equity incentive units, which are required to be adjusted to fair value at the end of each reporting period.

Impairment Charges

Impairment charges for fiscal year 2015 increased $198.4 million, to $198.8 million, from $0.4 million for fiscal year 2014. The impairment charges in fiscal year 2015 resulted from an impairment assessment we performed for our goodwill and other indefinite-lived intangible assets in connection with the Separation.

Interest Expense and Other, Net

Interest expense and other, net was $0.5 million for fiscal year 2015. The $0.5 million increase in fiscal year 2015 was due to the unfavorable impact of foreign currency exchange rates from non-U.S. operations and the increased use of our ABL Facility for seasonal borrowings.

Provision (Benefit) for Income Taxes

The benefit for income taxes for fiscal year 2015 increased by $16.4 million to $14.7 million, from a provision of $1.7 million for fiscal year 2014. Our effective tax rate was (8.3%) for fiscal year 2015 and 50.7% for fiscal year 2014. The effective tax rate for 2015 was significantly impacted by a portion of non-deductible goodwill and other indefinite-life intangible asset impairments. Excluding these items, our effective tax rate would have been 37.9% for fiscal year 2015.

Quarterly Results of Operations

The following table sets forth certain unaudited financial and operating information for each fiscal quarter during fiscal years 2015, 2016 and the first quarter of fiscal year 2017. The quarterly information includes all adjustments (consisting of normal recurring adjustments) that, in the opinion of management, are necessary for a fair presentation of the information presented. This information should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Fiscal Year 2015(1)				Fiscal Year 2016(1)				Fiscal Year 2017
	First Quarter(2)	Second Quarter	Third Quarter	Fourth Quarter(2)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(2)	First Quarter
	(dollars in thousands, except where noted)
Net sales	$101,343	$96,579	$112,097	$130,703	$151,977	$150,634	$160,264	$177,297	$197,523
Gross profit	42,365	39,254	43,050	48,298	66,879	63,322	61,537	59,917	77,905
Income (loss) from operations	(184,370)	4,037	1,835	432	21,779	5,551	(23,704)	(10,741)	6,677
Net (loss) income	(167,174)	2,332	1,115	(57)	13,053	533	(16,679)	(26,004)	3,478

Other Operating Data:
Adjusted EBITDA(3)	$13,920	$8,396	$6,604	$6,140	$30,521	$22,471	$20,928	$12,083	$31,375
Comparable brand sales growth(4)	30%	26%	38%	38%	30%	30%	24%	17%	12%

1.	Fiscal year 2016 results were impacted by $63.9 million in share-based compensation expense related to revaluing our liability-classified equity incentive units. The table below sets forth share-based compensation expense, related to revaluing our liability-classified equity incentive units for the periods presented (dollars in thousands):

	Fiscal Year 2015				Fiscal Year 2016				Fiscal Year 2017
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
Share-based compensation expense	$(806)	$—	$—	$862	$3,059	$10,952	$38,085	$11,805	$12,977

2.	Results impacted by non-cash asset impairment charges, including $198.7 million in the first quarter of fiscal year 2015 related to an assessment we performed for our goodwill and other indefinite-lived intangible assets in connection with the Separation, $0.1 million in the fourth quarter of fiscal year 2015 and $3.2 million in the fourth quarter of fiscal year 2016 from impairment charges to definite lived assets.

3.	The following table provides a reconciliation of net loss to Adjusted EBITDA for the periods presented (dollars in thousands):

	Fiscal Year 2015				Fiscal Year 2016				Fiscal Year 2017
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
Net (loss) income	$(167,174)	$2,332	$1,115	$(57)	$13,053	$533	$(16,679)	$(26,004)	$3,478
Interest expense (income) and other, net	—	113	86	261	(328)	268	261	59	353
(Benefit) provision for income taxes	(17,196)	1,592	634	228	9,054	4,750	(7,286)	15,204	2,846
Depreciation and amortization(A)	3,791	3,256	3,277	3,367	3,588	3,911	4,356	4,946	5,359
Non-cash deductions and charges(B)	198,449	425	753	1,509	3,961	11,765	39,093	15,971	14,424
Other expenses(C)	357	677	435	76	(174)	130	44	(95)	4,515
Adjustments for Transition Services Agreement(D)	(4,307)	—	—	—	—	—	—	—	—
Test concept expenses(E)	—	—	304	756	1,367	1,114	1,139	2,003	400

Adjusted EBITDA	$13,920	$8,395	$6,604	$6,140	$30,521	$22,471	$20,928	$12,084	$31,375

A.	Depreciation and amortization excludes amortization of debt issuance costs beginning in the second quarter of fiscal year 2015 that are reflected in interest expense and other, net.

B.	Non-cash deductions and charges includes:

i.	share-based compensation expense, related to revaluing our liability-classified equity incentive units, as follows (dollars in thousands):

	Fiscal Year 2015				Fiscal Year 2016				Fiscal Year 2017
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
Share-based compensation expense	$(806)	$—	$—	$862	$3,059	$10,952	$38,085	$11,805	$12,977

ii.	losses on fixed asset disposals.
iii.	non-cash asset impairment charges, as follows (dollars in thousands):

	Fiscal Year 2015				Fiscal Year 2016				Fiscal Year 2017
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
Non-cash asset impairment charges	$198,699	$—	$—	$85	$—	$—	$—	$3,214	$—

iv.	the net impact of non-cash rent expense.

C.	Other expenses represent non-routine expenses, including (i) legal settlement expense in fiscal year 2015 and related reversal in fiscal year 2016, (ii) transaction-related fees in fiscal years 2015 and 2016 and (iii) reimbursement of certain expenses incurred by Sycamore in providing advisory services to us in fiscal year 2015.
D.	Represents the impact of charges under the Transition Services Agreement that would have been paid to Hot Topic by Torrid had the Transition Services Agreement been in place during the entirety of fiscal year 2015.
E.	Represents the elimination of EBITDA, adjusted for non-cash asset impairment charges and the net impact of non-cash rent expense, attributable to the Lovesick test concept, which in January 2017 we decided to close.

4.	Comparable brand sales growth includes same-store net sales and e-commerce net sales calculated on a period-over-period basis for the Torrid brand. We apply current year foreign currency exchange rates to both current year and prior year comparable sales to remove the impact of foreign currency fluctuation and achieve a consistent basis for comparison. We consider a store comparable after it has been open for 15 full fiscal months. If a store is closed during a fiscal period, it is only included in the computation of comparable brand sales for full fiscal months in which it was open. Partial fiscal months are excluded from the computation of comparable brand sales.

Liquidity and Capital Resources

General

Our business relies on cash flows from operations as our primary source of liquidity. We do, however, have access to additional liquidity, if needed, through borrowings under our ABL Facility. Our primary cash needs are for merchandise inventories, payroll, store and headquarters rent, capital expenditures associated with opening new stores and updating existing stores, logistics, information technology and to pay Hot Topic for certain services under the Services Agreement. Additional future liquidity needs will include funding the costs of operating as a public company. The most significant components of our working capital are cash and cash equivalents, merchandise inventories, accounts payable and other current liabilities. Our working capital position benefits from the fact that we generally collect cash from sales to customers the same day or, in the case of credit or debit card transactions, within a few days of the related sale, and typically we have 30 days from the invoice date to pay our merchandise vendors. We believe that cash generated from operations and the availability of borrowings under our ABL Facility or other financing arrangements will be sufficient to meet working capital requirements, and anticipated capital expenditures for at least the next 12 months. There can be no assurance, however, that our business will generate sufficient cash flows from operations or that future borrowings will be available under our ABL Facility or otherwise to enable us to service our indebtedness, or to make capital expenditures in the future. Our future operating performance and our ability to service or extend our indebtedness will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Cash Flow Analysis

A summary of operating, investing and financing activities are shown in the following table (dollars in thousands):

	Year Ended			Three Months Ended
	January 31, 2015	January 30, 2016	January 28, 2017	April 29, 2016	April 30, 2017
Net cash provided by operating activities	$26,701	$46,867	$58,955	$20,568	$35,897
Net cash used in investing activities	(30,974)	(95,551)	(59,688)	(10,673)	(15,033)
Net cash (used in) provided by financing activities	4,300	81,755	(22,916)	—	(6,875)

Net Cash Provided By Operating Activities

Operating activities consist primarily of net loss adjusted for non-cash items, including depreciation and amortization, the effect of working capital changes, taxes paid and tenant allowances received from landlords.

Net cash provided by operating activities during the three months ended April 29, 2017 was $35.9 million compared to $20.5 million during the three months ended April 30, 2016. Key elements of cash provided by operating activities were (i) a net income of $3.5 million, (ii) adjustments to reconcile net income to net cash provided by operating activities of $18.5 million, primarily driven by share-based compensation and depreciation and amortization and (iii) changes in net operating assets and liabilities and other activities of $13.9 million, primarily due to increases in accounts payable, deferred rent, income taxes payable, due to related parties and a decrease in inventory, partially offset by a decrease in accrued and other current liabilities and an increase in prepaid expenses and other current assets.

Net cash provided by operating activities during fiscal year 2016 was $59.0 million. Key elements of cash provided by operating activities were (i) a net loss of $29.1 million, (ii) adjustments to reconcile net loss to net cash provided by operating activities of $81.1 million, primarily driven by depreciation and amortization and share-based compensation and (iii) changes in net operating assets and liabilities and other activities of $7.0 million, primarily due to increases in accrued and other current liabilities, deferred rent and other noncurrent liabilities, and amounts due to related parties primarily under the Transition Services Agreement, partially offset by an increase in inventory and a decrease in income taxes payable.

Net cash provided by operating activities during fiscal year 2015 was $46.9 million. Key elements of cash provided by operating activities were (i) a net loss of $163.8 million, (ii) adjustments to reconcile net loss to net cash provided by operating activities of $188.6 million, primarily driven by depreciation and amortization and impairment of goodwill and intangible assets and (iii) changes in net operating assets and liabilities and other activities of $22.1 million, primarily due to an increase in accrued and other current liabilities, deferred rent and other noncurrent liabilities, amounts due to related parties primarily under the Transition Services Agreement, and income taxes payable, partially offset by increases in inventory and prepaid expenses and other current assets.

Net cash provided by operating activities during fiscal year 2014 was $26.7 million. Key elements of cash provided by operating activities were (i) a net income of $1.6 million, (ii) adjustments to reconcile net income to net cash provided by operating activities of $14.7 million, primarily driven by depreciation and amortization and (iii) changes in net operating assets and liabilities and other activities of $10.4 million, primarily due to an increase in accrued and other current liabilities, deferred rent and other noncurrent liabilities, accounts payable and income taxes payable, partially offset by increases in inventory and prepaid expenses and other current assets.

Net Cash Used in Investing Activities

Investing activities consist primarily of capital expenditures for growth (new store openings, relocations and major remodels), store maintenance (minor store remodels and investments in store fixtures), and infrastructure to support the business related primarily to information technology and our headquarters facility.

Net cash flows used in investing activities were $15.0 million, $59.7 million, $95.6 million and $31.0 million during the three months ended April 29, 2017, and fiscal years 2016, 2015 and 2014, respectively. Net cash flows used in investing activities in fiscal year 2015 included $55.0 million in cash used for the acquisition of the Torrid business from Hot Topic. Capital expenditures were $15.0 million in the three months ended April 29, 2017 compared to $10.7 million in the three months ended April 30, 2016, $59.7 million in fiscal year 2016 compared to $40.6 million in fiscal year 2015 and $31.0 million in fiscal year 2014. Capital expenditures are primarily related to the opening of new stores, store relocations and major store remodels. The remaining capital expenditures in each period related primarily to support minor store remodels, fixtures, information technology and other investments in our headquarters facility.

We expect capital expenditures for fiscal year 2017 to be approximately $60 to $70 million, including capital for our new store growth, store relocations, store remodels and infrastructure related to information technology and our headquarters facilities.

Net Cash Provided By Financing Activities

Financing activities in our historical period, after the Separation, have consisted primarily of borrowings and repayments related to our ABL Facility and fees and expenses paid in connection with entry into our ABL Facility. Prior to the Separation we were part of Hot Topic’s consolidated treasury function and our liquidity was provided by Hot Topic.

Net cash used by financing activities was $6.9 million for the three months ended April 29, 2017, consisting of short-term borrowings and repayments of our credit facility and no borrowings or repayments for the three months ended April 30, 2016.

Net cash used by financing activities was $22.9 million in fiscal year 2016. This use of cash included $29.8 million utilized in repayment of our related party promissory note, partially offset by $6.9 million in net proceeds from our credit facility.

Net cash provided by financing activities was $81.8 million in fiscal year 2015. This reflected a $45.0 million cash equity contribution made to us by our parent and proceeds from our related party promissory note of $45.0 million, partially offset by $8.2 million of net cash adjustments to reflect pre-Separation activity with Hot Topic and deferred financing costs.

Net cash provided by financing activities was $4.3 million in fiscal year 2014 which was due to net cash adjustments to reflect pre-Separation activity with Hot Topic.

ABL Facility

In May 2015, we entered into our ABL Facility of $50 million (subject to a borrowing base), with Bank of America, N.A.

Certain of our domestic subsidiaries are co-borrowers with us under the ABL Facility and the principal amount outstanding of the loans under the ABL Facility are expected to be due and payable in full on the fifth anniversary of the closing date.

Availability under the ABL Facility is subject to a percentage of our eligible inventory and receivables to collateralize the borrowing and is reduced by the level of outstanding letters of credit.

The borrowing base for the revolving credit facility at any time equals the sum of 90% of eligible credit card receivables, plus 90% of the appraised net orderly liquidation value of eligible inventory and eligible in-transit inventory multiplied by the cost of such eligible inventory and eligible in-transit inventory (to be increased to 92.5% during the period beginning on September 1 of each year and ending on December 31 of each year). The ABL Facility includes borrowing capacity for letters of credit and for borrowings on same-day notice, referred to as Swing Line Loans, and will be available in U.S. dollars.

We have the right to request up to $30 million of additional commitments under the ABL Facility, and the lenders under this facility are not under any obligation to provide any such additional commitments, and any increase in commitments is subject to customary conditions precedent. If we were to request any such additional commitments and the existing lenders or new lenders were to agree to provide such commitments, the ABL Facility size could increase to up to $80 million, but our ability to borrow under this facility would still be limited by the amount of the borrowing base.

Borrowings under the ABL Facility bear interest at an annual rate equal to, at our option, either (a) a base rate determined by reference to the highest of (1) the prime rate of Bank of America, N.A., (2) the federal funds effective rate plus 0.50% and (3) a LIBOR rate for an interest period of one month adjusted for certain costs, plus 1.00% or (b) at a LIBOR rate for the interest period relevant to such borrowing adjusted for certain costs, in each case plus an applicable margin that ranges from 1.75% to 2.0% for LIBOR borrowings and 0.75% to 1.0% for base rate borrowings. At the end of fiscal year 2016, the applicable interest rate for borrowings under the ABL Facility was 4.5%.

If we elect the LIBOR rate, interest is due and payable on the last day of each interest period, unless an interest period exceeds three months, then the respective dates that fall every three months after the beginning of the interest period shall also be interest payment dates. If we opt for the base rate, (including a Swing Line Loan), interest is due and payable on the first business day of each month and on the maturity date.

In addition to paying interest on outstanding principal under the ABL Facility, we are required to pay a commitment fee in respect of unutilized commitments. The commitment fee ranges between 0.25% and 0.375% per annum of unutilized commitments and will be subject to adjustment each fiscal quarter based on the amount of unutilized commitments during the immediately preceding fiscal quarter. We must also pay customary letter of credit fees and agent fees.

If at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the ABL Facility exceeds the lesser of (a) the commitment amount and (b) the borrowing base, we will be required to repay outstanding loans and/or cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount.

We may voluntarily reduce the unused portion of the commitment amount and repay outstanding loans at any time. Prepayment of the loans may be made without premium or penalty other than customary “breakage” costs with respect to LIBOR loans.

All obligations under the ABL Facility are unconditionally guaranteed by our parent and substantially all of our existing majority-owned domestic subsidiaries and will be required to be guaranteed by certain of our future domestic majority-owned subsidiaries. All obligations under the ABL Facility, and the guarantees of those obligations, will be secured, subject to certain exceptions, by substantially all of our and parent’s assets.

Our ABL Facility contains a number of covenants that, among other things and subject to certain exceptions, will restrict our ability and the ability of our subsidiaries to: incur additional indebtedness; pay dividends on our capital stock or redeem, repurchase or retire our capital stock or our other indebtedness; make investments, loans and acquisitions; engage in transactions with our affiliates; sell assets, including capital stock of our subsidiaries; alter the business we conduct; consolidate or merge; and incur liens. As of the end of fiscal year 2016, we were compliant with our debt covenants under the ABL Facility.

Availability under the ABL Facility at the end of fiscal year 2016 was $42.3 million, which reflects $6.9 million of outstanding borrowings and $0.8 million of standby letters of credit issued and outstanding. During the first quarter of fiscal year 2015, we recorded the entire $0.4 million of financing costs for the ABL Facility which are reflected in deposits and other assets in our consolidated balance sheets. During fiscal year 2016, we amortized $0.1 million of financing costs and paid $0.2 million in interest payments for the ABL Facility. Interest payments and amortized financing costs were recognized in interest expense and other, net.

Contractual Obligations

We enter into long term contractual obligations and commitments in the normal course of business, primarily debt obligations and non-cancelable operating leases. As of January 28, 2017, our contractual cash obligations over the next several periods are set forth below (dollars in thousands):

	Payments Due by Period
	Total	<1 Year	1-3 Years	3-5 Years	Thereafter
Contractual Obligations:
ABL Facility(1)	$6,875	$—	$—	$6,875	$—
Related Party Promissory Note(2)	15,292	—	15,292	—	—
Purchase Obligations	153,541	153,541	—	—	—
Letters of Credit and Other Obligations	2,693	2,590	103	—	—
Operating Lease Obligations(3)	288,318	36,209	69,058	67,585	115,466

Total	$466,719	$192,340	$84,453	$74,460	$115,466

(1)	Amounts assume the outstanding amount on the ABL Facility is paid upon maturity, which may or may not reflect future events. The amount listed above does not include interest expense as the amount of interest expense is subject to change based on the amount drawn on the ABL Facility.
(2)	Amounts assume the outstanding amount on the related party promissory note is paid upon maturity. See “Note 8—Related Party Transactions” contained in the consolidated financial statements and notes included elsewhere in this prospectus for additional disclosure related to the related party promissory note. This amount includes $0.1 million of associated interest which is payable upon maturity.
(3)	Assumes the base lease term included in our operating lease arrangements as of January 28, 2017. Our future operating lease obligations would change if we exercise renewal options or if we renewed existing leases or entered into new operating leases. See “Note 13—Commitments and Contingencies” contained in the consolidated financial statements and notes, included elsewhere in this prospectus for additional disclosure related to operating lease obligations.

Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements or financing activities with special-purpose entities.

Critical Accounting Policies and Significant Estimates

Our discussion of results of operations and financial condition is based upon the consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and certain assumptions about future events that affect the classification and amounts reported in our consolidated financial statements and accompanying notes, including revenue and expenses, assets and liabilities, and the disclosure of contingent assets and liabilities. These estimates and assumptions are based on our historical results as well as management’s judgment. Although management believes the judgment applied in preparing estimates is reasonable based on circumstances and information known at the time, actual results could vary materially from estimates based on assumptions used in the preparation of our consolidated financial statements.

The most significant accounting estimates involve a high degree of judgment or complexity. Management believes the estimates and judgments most critical to the preparation of our consolidated financial statements and to the understanding of our reported financial results include those made in connection with revenue recognition, including accounting for gift card breakage, estimated merchandise returns and loyalty program expenses; estimating the value of inventory; impairment assessments for goodwill and other indefinite-lived intangible assets, and long-lived assets; and estimating share-based compensation expense. Management evaluates its policies and assumptions on an ongoing basis. Our significant accounting policies related to these accounts in the preparation of our consolidated financial statements are described below (see Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for additional information regarding our critical accounting policies).

Revenue Recognition

Revenue is generally recognized at our store locations at the point at which the customer receives and pays for the merchandise at the register. For online sales, revenue is recognized upon delivery to the customer. Sales are recognized net of merchandise returns, which are reserved for based on historical experience. The criteria for recognition of revenue is met when persuasive evidence that an arrangement exists, delivery of product has occurred, the price is fixed or determinable and collectability is reasonably assured. In circumstances where either title or risk of loss pass upon receipt by the customer, we defer recognition of revenue until such event occurs, based on shipping records.

At the time sales revenue is recognized, we record a reserve for merchandise returns based on prior returns experience and expected future returns in accordance with our return policy and discretionary returns practices. We monitor our returns experience and resulting reserves on an ongoing basis and we believe our estimates are reasonable. We do not believe there is a reasonable likelihood that there will be a material change in the assumptions used to calculate the allowance for sales returns. However, if actual sales returns are significantly different than the estimated allowance, our results of operations could be materially affected.

Gift card breakage is income recognized due to the non-redemption of a portion of gift cards sold by us for which a liability was recorded in prior periods. We recognize estimated gift card breakage as a component of net sales in proportion to actual gift card redemptions over the period that remaining gift card values are redeemed. Based upon historical experience, we estimate the value of outstanding gift cards that will ultimately not be redeemed (breakage) nor escheated under statutory unclaimed property laws. This amount is recognized as revenue over the time pattern established by our historical gift card redemption experience. We monitor our gift card redemption experience and associated accounting on an ongoing basis. Our historical experience has not varied significantly from amounts historically recorded and we believe our assumptions are reasonable. While customer redemption patterns result in estimated gift card breakage, changes in our customers’ behavior could impact the amount that ultimately is unused and could affect the amount recognized as a component of net sales.

Under our loyalty program, customers accumulate points based on purchase activity and upon reaching a certain point level, customers can earn awards that may only be redeemed for merchandise. Unredeemed points are subject to expiration after 13 months without additional purchase activity and unredeemed awards expire 45 days after issuance. We use historical redemption rates to estimate the value of future award redemptions and we recognize the estimated value of these future awards as a reduction of revenue in the consolidated statements of operations and comprehensive income (loss) in the period the points are earned by the customer.

Inventory

Inventory consists of finished goods merchandise held for sale to our customers. Inventory is valued at the lower of moving average cost or market.

In the normal course of business, we record inventory reserves based on past and projected sales performance, as well as the inventory on hand. We make certain assumptions regarding net realizable value in order to assess whether our inventory is recorded properly at the lower of cost or market. These assumptions are based on both historical average selling price experience and current selling price information. The carrying value of inventory is reduced to estimated net realizable value when factors indicate that merchandise will not be sold on terms sufficient to recover its cost.

We monitor inventory levels, sales trends and sales forecasts to estimate and record reserves for excess, slow-moving and obsolete inventory. We utilize internal channels to liquidate excess inventory. The prices obtained through these offprice selling methods varies based on many factors. Accordingly, estimates of future sales prices requires management judgment based on historical experience, assessment of current conditions and assumptions about future transactions. In addition, we conduct physical inventory counts to determine and record actual shrinkage. Estimates for shrinkage are recorded between physical counts, based on actual shrinkage experience. Actual shrinkage can vary from these estimates. When observed differences are identified, we adjust our inventory balances accordingly. We believe our assumptions are reasonable, and monitor actual results to adjust estimates and inventory balances on an ongoing basis. We have not made significant changes to our assumptions during the periods presented in our consolidated financial statements included elsewhere in this prospectus, and estimates have not varied significantly from historically recorded amounts.

Asset Impairment Assessments

Goodwill and Indefinite-Lived Intangible Assets

At the end of the fiscal third quarter, we perform an impairment analysis of goodwill and indefinite-lived intangible assets to determine whether the carrying value reflected on the balance sheet is recoverable, and more frequently if events or circumstances indicate that the fair value of a reporting unit is less than its fair value. Examples of impairment indicators that would trigger an impairment assessment of goodwill between annual evaluations include, among others, macro-economic conditions, competitive environment, industry conditions, changes in our profitability and cash flows, and changes in sales trends or customer demand.

We may assess our goodwill for impairment initially using a qualitative approach (“step zero”) to determine whether conditions exist to indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying value. If management concludes, based on assessment of relevant events, facts and circumstances, that it is more likely than not that a reporting unit’s fair value is greater than its carrying value, no further impairment testing is required.

If management’s assessment of qualitative factors indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then a two-step quantitative assessment is performed. We also have the option to bypass the qualitative assessment described above and proceed directly to the two-step quantitative assessment. “Step one” requires comparing the fair value of a reporting unit to its carrying value, including goodwill. We estimate the fair value of reporting units using the income approach. The income approach uses a discounted cash flow analysis, which involves significant estimates and assumptions, including preparation of revenue and profitability growth forecasts, selection of the discount rate and the terminal year multiple.

If the fair value of the respective reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and no further testing is required. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is to measure the amount of impairment loss, if any. “Step two” compares the implied fair value of goodwill to the carrying amount of goodwill. The implied fair value of goodwill is determined by a hypothetical purchase price allocation using the reporting unit’s fair value as the purchase price. If the carrying amount of goodwill exceeds the implied fair value, an impairment charge is recorded to write down goodwill to its implied fair value.

We recorded a full goodwill impairment on May 2, 2015 and as a result we did not have any goodwill as of the end of fiscal years 2015 and 2016. We recorded an impairment charge on May 2, 2015 in our consolidated statements of operations and comprehensive income (loss) that reduced the carrying values of the trade name to its estimated fair value. At the end of the third quarter of fiscal year 2016, we performed our annual impairment assessment of our trade name and the assessment indicated there was no impairment.

Refer to Note 7 to our audited consolidated financial statements included elsewhere in this prospectus for additional information regarding goodwill and indefinite-lived intangible assets.

Long-Lived Assets

Long-lived assets include definite-lived intangible assets subject to amortization and property and equipment.

We assess the carrying value of long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We group and evaluate long-lived assets for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. Factors we consider important that could trigger an impairment review of our stores or online operations include significant underperformance relative to expected historical or projected future operating results, a significant change in the manner of the use of the asset or a significant negative industry or economic trend.

When we determine the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the aforementioned factors, impairment is measured based on a projected discounted cash flow method using a discount rate. These cash flows are calculated by netting future estimated sales of each store against estimated cost of goods sold, store occupancy costs and other store operating expenses such as payroll, supplies, repairs and maintenance and credit/debit card fees.

We assessed the carrying value of long-lived assets as described above. In January 2017, as a result of a change in strategy, we decided to close the Lovesick test concept, including its stores and website. We evaluated the carrying value of each individual Lovesick store for potential impairment, as the individual store level is the lowest level at which individual cash flows can be identified. During fiscal year 2016, we recognized store impairment charges associated with the closure of the Lovesick concept in the consolidated statements of operations and comprehensive income (loss). The costs relate to the impairment of assets associated with stores that are closing.

Determining the fair value of long-lived assets requires management judgment and relies upon the use of significant estimates and assumptions, including future sales, our margins and cash flows, current and future market conditions, discount rates applied, useful lives and other factors. We believe our assumptions are reasonable based on available information. Changes in these assumptions may cause the fair value to be significantly impacted. In the event future performance is lower than forecasted results, future cash flows may be lower than expected, which could result in future impairment charges. While we believe that recently opened stores will provide sufficient cash flow, material changes in financial performance could result in future store impairment charges.

Share-Based Compensation

We recognize share-based compensation expense in the consolidated statements of operations and comprehensive income (loss) associated with incentive units issued by our parent (HT Holdings LLC prior to the Separation and Torrid Holding LLC after the Separation) to employees. The incentive units are remeasured based on the fair value of the awards at the end of each reporting period as the incentive units are accounted for as liability instruments. In fiscal years 2015 and 2016 and the three months ended April 29, 2017, we recorded the fair value of these awards as a capital contribution from our parent as our parent is the legal obligor for the incentive units.

The fair value incorporates various assumptions including the time to liquidity event, equity volatility and risk-free interest rate of return. Equity volatility is based on the historical volatilities of comparable publicly traded companies for the time horizon equal to the time to the anticipated liquidity event; and the risk-free interest rate is for a term corresponding to the time to liquidity event. The most recent remeasurement of the fair value of the incentive units was performed as of April 29, 2017.

The share-based compensation expense and related capital contribution are reflected in our consolidated financial statements as these awards are deemed to be for our benefit. The incentive units contain a repurchase feature, whereby upon termination, our parent has the right to purchase from former employees any or all of the vested incentive units at fair value. Based on the features and characteristics of the incentive units, including repurchase rights and disproportionate voting and distribution rights, we determined that the incentive units were in-substance liabilities.

Jumpstart Our Business Startups Act of 2012 (“JOBS Act”)

In April 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an “emerging growth company,” we are electing not to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision not to take advantage of the extended transition period is irrevocable.

We have chosen to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company” we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of Sarbanes-Oxley, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (United States) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation-related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. We may remain an “emerging growth company” until the last day of the fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our total annual gross revenue equals or exceeds $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an “emerging growth company” prior to the end of such five-year period.

Recently Issued Accounting Pronouncements

See Note 3 to our audited consolidated financial statements included elsewhere in this prospectus for information regarding recently issued accounting pronouncements.

Quantitative and Qualitative Disclosure of Market Risks

Interest Rate Risk

We are subject to interest rate risk in connection with borrowings under our ABL Facility, which bears interest at a variable rate equal to LIBOR plus an applicable margin. See “—Liquidity and Capital Resources—ABL Facility.”

Foreign Exchange Risk

The reporting currency for our consolidated financial statements is U.S. dollars. To date, net sales generated outside of the United States have not been significant. As a result, we have not been impacted materially by changes in exchange rates and do not expect to be impacted materially for the foreseeable future. However, as our net sales generated outside of the United States increase, our results of operations could be adversely impacted by changes in exchange rates. For example, if we recognize international sales in local foreign currencies (as we currently do in Canada), as the U.S. dollar strengthens it would have a negative impact on our international results upon translation of those results into U.S. dollars during consolidation. We also purchase a significant quantity of merchandise from foreign countries. However, these purchases are made in U.S. dollar-denominated purchase contracts. We do not currently hedge foreign currency fluctuations and do not intend to do so for the foreseeable future.

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have been immaterial. We cannot assure you our business will not be affected in the future by inflation.

BUSINESS

Torrid is the industry-leading and fastest growing branded omni-channel retailer of apparel, intimates and accessories for young, plus-size women in North America. Our mission is to grow our leadership position in this market by providing our customers with a broad assortment of high-quality, carefully-fitted apparel, intimates and accessories that is unapologetically young, sexy and fashionable. Our target customer is a 25 to 40 year old woman who is curvy and wears sizes 10 to 30. We believe our customer values the convenience and appeal of our curated presentation of merchandise that helps her be stylish for any occasion, including casual, work and dressy, at accessible price points. We believe we offer the young, plus-size woman both a product selection and a customer experience that have not previously been available to her. This offering makes us her favorite shopping destination and presents the opportunity to capture a significant portion of an underserved and growing market.

We believe we are the clear market leader for an underserved and growing demographic of young, plus-size women that no other national specialty retailer targets or adequately addresses. According to NPD, the women’s plus-size apparel market was approximately $21 billion in 2016, and has grown at more than twice the rate of the overall U.S. women’s apparel market. This accelerated market growth is expected to continue. While approximately two-thirds of U.S. women are plus-size (sizes 14 and up), only 17% of women’s apparel sales during 2016 in the U.S. were in plus-sizes. We estimate there is only one dedicated plus-size apparel store for every 30 specialty apparel stores. As a result, there are approximately 34,000 plus-size women for each plus-size apparel store, as compared to 600 women for each other specialty apparel store. We also believe other existing national plus-size retailers aim to serve customers over 40 years old, an age demographic that has traditionally been associated with plus-sizes. However, approximately 50% of the plus-size population is under 45 years old and we believe this demographic is particularly underserved.

We operate a growing omni-channel business model that is highly profitable on an Adjusted EBITDA basis. In fiscal year 2016, we achieved industry-leading e-commerce penetration of 34%, an increase from 20% penetration in fiscal year 2012. As of April 29, 2017, we operated 487 stores in 48 U.S. states, Puerto Rico and Canada, 99% of which generated positive store-level EBITDA in fiscal year 2016. Our stores average approximately 2,850 square feet. Our stores are located primarily in premium malls, strip centers, lifestyle centers or outlet locations. They perform consistently across all formats because, we believe, our stores serve as a shopping destination for our customers. Each new store requires a small investment that typically pays back in approximately 17 months. Our stores not only serve existing customers but also help us acquire new customers who then shop our assortment across channels.

Competitive Strengths

We attribute our continued success to the following competitive strengths:

Differentiated, Leading Brand in a Growing and Underserved Market. Based on our industry experience and analysis of publicly available information, we believe we are the industry-leading and fastest growing branded omni-channel retailer of apparel, intimates and accessories for young plus-size women in North America. The Torrid brand represents a distinctive combination of assortment, quality, fit and customer experience that, we believe, plus-size women have never had available to them. Our brand satisfaction is among the highest for specialty retailers, according to third party customer surveys. We believe this significant brand value will facilitate sustainable net sales growth and market share gains over time. We target an underserved and growing demographic of young, plus-size women, whom we believe no other national specialty retailer targets or adequately addresses. We believe retailers not dedicated to plus-size have entered the plus-size category as an afterthought, often relegating the plus-size customer to a less desirable section of the store and failing to design product that addresses her specific fit requirements. We believe we are both gaining share in the market and helping expand the market for plus-size apparel.

Loyal and Passionate Customer. Our target customer is an employed young woman between the ages of 25 and 40 years old, who is short on time and wants a curated presentation of quality apparel, intimates and accessories that are on trend and fit her well. We believe many of our customers form a deep emotional connection with our brand, as their discovery of our brand is often the first time in their lives they feel well-served and respected by an apparel company. As a result, our customer is highly loyal, with 86% of Torrid brand net sales in fiscal year 2016 generated by over 4.5 million customers who have chosen to join our loyalty program. Our loyalty program gives us a rich database of information to market to our customers more effectively and has enabled us to consistently retain over 80% of net sales from the prior year’s customers. Our loyal customers are growing more productive, with the average spend per loyalty program customer increasing by a 12% CAGR since fiscal year 2012.

Low-Risk Merchandising Model. We believe plus-size customers prioritize how a product fits above all other purchasing criteria. Unlike retailers who are not exclusively focused on the plus-size customer, we design and engineer our product specifically to fit our customers’ body type. We believe our singular focus on plus-sizes allows us to create product that fits uniquely well, without compromising on style. We ensure that our merchandise has a consistent fit across our entire assortment and size range. This enables our customer to shop seamlessly between our e-commerce platform and stores with confidence that the products she purchases will fit consistently. Our vertical sourcing model gives us control over fit, quality, consistency and cost, while ensuring product exclusivity.

We have a strong core and on-trend basics program, which represented approximately 80% of Torrid brand net sales in fiscal year 2016, complemented by trend-driven merchandise, which represented approximately 20% of Torrid brand net sales in fiscal year 2016. Because our customer prioritizes fit, we do not rely on being fashion leaders. Nonetheless, each year we introduce more than a dozen collections that provide a consistent flow of fresh merchandise. This frequency of deliveries reduces our dependence on any one collection and motivates our customers to visit our e-commerce platform and stores more frequently.

We believe we have an efficient, diversified and flexible supply chain that allows us to better meet our customers’ needs, mitigate inventory risk and limit product markdowns. We assess sales data, market trends and new product development on a weekly basis in order to make in-season inventory purchasing adjustments where possible and to respond to the latest sales trends. We believe our data-centric approach and responsive supply chain allow us to respond quickly to customer preferences and mitigate inventory risk, leading to consistent, predictable operating performance over time.

Industry-Leading Omni-Channel Business Model. We have established a powerful, industry-leading omni-channel business model that is rapidly growing and highly profitable on an Adjusted EBITDA basis. Our e-commerce platform and store base complement and drive traffic to one another. We leverage our targeted marketing initiatives, including direct mail and digital marketing, to acquire new customers across all channels. Approximately 75% of new-to-brand customers in fiscal year 2016 first engaged with Torrid through our stores. We have a history of converting customers from single-channel customers to omni-channel customers. On average, our omni-channel customer shops more often and spends approximately five times more per year than our single-channel customer. As a result, the proportion of our net sales derived from our e-commerce channel increased from 20% penetration in fiscal year 2012 to 34% penetration in fiscal year 2016.

Our e-commerce platform is highly flexible and allows us to expand and enhance our customers’ experience with our brand. We use our e-commerce platform to expand our selection of styles, colors and merchandise meaningfully beyond what is available in our stores, making the online shopping experience highly engaging and additive to our in-store experience. Often a new customer will discover our brand and identify her correct size by visiting a store then utilize our e-commerce platform to reorder the product in different colors or styles.

We have a robust real estate strategy and a well-established base of 487 stores across 48 U.S. states, Puerto Rico and Canada as of April 29, 2017, 99% of which generated positive store-level EBITDA in fiscal year

2016. Our stores are located primarily in premium malls, strip centers, lifestyle centers and outlet locations. They perform consistently across all formats because, we believe, our stores serve as a shopping destination for our customers and are therefore less dependent on broader traffic trends. Nonetheless, a majority of our store leases, and all of our store leases signed since 2013, include performance-based termination provisions or “kickout” clauses. These clauses provide us the contractual flexibility to exit a store or renegotiate rent in the event a store’s performance deteriorates. Given the positive performance trajectory of our stores, we have historically exercised these termination provisions on a limited basis. Our stores are highly productive and have historically produced positive store-level EBITDA in the first year of operations. Our commitments to new stores are binding approximately four months before opening. New stores require a small initial investment that is typically recovered within approximately 17 months and generates an attractive return. We believe our stores also enhance brand awareness, drive traffic to our e-commerce platform and encourage a growing number of customers to shop across multiple channels of our omni-channel business model.

Highly Experienced Team with Proven Track Record Delivering Industry-Leading Financial Results. Our Company is led by a team of experienced professionals who have proven track records and are passionate about our mission. Our Chief Executive Officer, Kay Hong, joined the Company in January 2017. She is a retail veteran with extensive direct and retail channel knowledge and has spent over a decade building businesses. Ms. Hong previously served as Chief Operating Officer and Executive Vice President Direct and Chief Marketing Officer at Talbots and as Chief Executive Officer of Harry & David. Our product team is led by Elizabeth Muñoz, our Senior Vice President of Product, has been with the Company since 2010 and who was previously the President of Lucky Brands. Our merchandising and marketing teams are led by Kate Horton, our Senior Vice President of Merchandising and Marketing, who has been with the Company since 2012 and was previously the Vice President of Merchandising at Soma Intimates. Our Chief Financial Officer, George Wehlitz, has been with the Company since 2016 was previously Chief Financial Officer at Hot Topic, where he helped develop the Torrid concept. Our leadership team is passionate about our customer, has created a highly collaborative culture and has built a deep pool of talent throughout the organization.

Growth Strategies

Grow Brand Awareness and Omni-Channel Customer Base. We believe we are both gaining market share and helping expand the market for plus-size apparel. Most of our success to date has been driven by word of mouth, social media, targeted marketing events, direct mail and digital marketing. Our investments in our direct mail program and digital marketing have increased the engagement of our existing customers. We nearly doubled our active customer base between fiscal year 2014 and fiscal year 2016. We believe we can profitably expand our advertising and marketing programs using data-driven initiatives to further build our brand and customer base. We increased the proportion of our net sales derived from our e-commerce channel from 20% penetration in fiscal year 2012 to 34% penetration in fiscal year 2016. We believe our e-commerce channel can grow to represent 50% of our net sales over time.

Expand Our Footprint. We believe the plus-size young woman is dramatically underserved in her choice of apparel retailers and we have a significant and attractive opportunity to grow our footprint. Based on our proven, profitable store model, we intend to continue to capture this underpenetrated market with a disciplined roll-out of new stores that drive both in-store and e-commerce sales. Because we are a destination for our customers, we have successfully opened and operated our stores in all retail formats, including premium malls, strip centers, lifestyle centers and outlet locations. Our current total retail square footage is less than approximately one-third of the total square footage of a typical specialty retailer. In addition, each of our stores is approximately 2,850 square feet, which is less than one-half of the size of a typical specialty retail store. We believe there is a significant opportunity for us to profitably open additional stores in the U.S. and Canada and remain underpenetrated in total retail square footage relative to our peers. We intend to opportunistically open approximately 95 new stores in 2017 and approximately 45 new stores in fiscal year 2018, in each case net of any store closures over the period. In fiscal year 2016, 99% of our locations generated positive store-level EBITDA. Our new stores average approximately $950,000 of net sales per store and approximately $200,000 of store-level

EBITDA in the first year of operations. New stores cost approximately $290,000 to open, including net capital expenditures and pre-opening expenses, and we target payback periods of approximately 17 months. We remain highly disciplined in our store growth strategy, and our commitments to new stores are binding approximately four months before opening. We have historically been able to obtain attractive leasing rates and flexible lease termination rights. A majority of our store leases, and all store leases signed since 2013, include performance-based termination provisions or “kick-out” clauses. We leverage our store base to drive increased omni-channel sales and conversion. We provide flexibility for a customer to order from our e-commerce platform or in our stores and to have the product delivered to either her home or a store.

Augment Data-Driven Customer-Relationship Initiatives to Drive Sales Per Customer. We intend to continue to leverage the strength of our loyalty program, which has over 4.5 million members and allows us to attribute approximately 86% of Torrid brand net sales to an individual buyer. This robust customer data allows us to better engage with customers, increase retention and continue to convert customers to omni-channel customers. Our omni-channel customers on average spend approximately five times more per year than our single-channel customers. In the second quarter of fiscal year 2017, we expect to launch our mobile app. We expect our mobile app’s unique content and simplified purchasing to help drive customer engagement and net sales. We continue to strengthen our omni-channel model and our ability to leverage our substantial customer data and loyalty program. We believe these growing capabilities will provide our customer with an increasingly holistic and personal brand experience and will drive increasing traffic and conversion both in-store and online.

Broaden Product Assortment and Merchandising Offering. We believe there is a substantial opportunity to grow our business by selectively expanding our product categories and assortment to leverage our customer relationships and trusted fit. For example, we recently relaunched our swim category, leveraging our experience with the fit and design of our intimates offering to deliver exciting new product. We have identified a number of compelling growth opportunities, including further penetration of intimates, shoes and swim, which we expect to drive increased net sales.

Enhance Margins With Best Practices. We believe we can improve margins through ongoing refinement of our merchandising strategy, additional sourcing efficiencies and leveraging our fixed costs. Our efficient vertical sourcing model allows us to quickly react to shifting trends, better meet customer needs, mitigate inventory risk and limit product markdowns. We believe we can leverage enhanced “read-and-react” strategies to improve our speed to market, increase net sales, improve inventory turns, reduce markdowns and improve merchandise margins. We expect to capture efficiencies from increased sourcing volumes as our purchases grow along with net sales. We also expect to leverage our overhead expenses from both store unit and comparable brand sales growth.

Market

Torrid operates as a specialty retailer in the large and growing women’s plus-size apparel industry. According to NPD, the women’s plus-size apparel market was approximately $21 billion in 2016, and has grown at more than twice the rate of the overall U.S. women’s apparel market. This accelerated market growth is expected to continue. Growth in the plus-size customer base has taken place across both income levels and ethnicities.

The plus-size female apparel customer has historically been underserved. While approximately two-thirds of U.S. women are plus-size (sizes 14 and up), only 17% of women’s apparel sales during 2016 in the U.S. were in plus-sizes. We estimate there is only one dedicated plus-size apparel store for every 30 specialty apparel stores. As a result, there are approximately 34,000 plus-size women for each plus-size apparel store, as compared to 600 women for each other specialty apparel store. We believe this has contributed to significant dissatisfaction for the plus-size customer. According to an NPD survey of plus-size women, 63% of respondents report they feel shopping for their size is stressful and 62% of respondents report that it is difficult to find clothing as stylish and attractive as those available to non-plus-size women. As a result, we believe the plus-size woman under-spends her non-plus-size peers. According to a recent third-party plus-size customer survey, 81% of plus-size women reported that they would spend more on clothing if they had more options available in their size. We also believe other existing national plus-size retailers aim to serve customers over 40 years old, an age demographic that has traditionally been associated with plus-sizes. However, approximately 50% of the plus-size population is under 45 years old and we believe this demographic is particularly underserved.

People

We believe other apparel companies address the plus-size woman only as an afterthought and, as a result, have not attracted the strongest talent to address this customer’s specific, fit-driven product needs. We have created a company culture focused on attracting, training and developing talent that does not settle for the low expectations that have previously been the norm for shoppers in the plus-size market. We are passionate about what we do. We seek to hire, develop and promote people that share both our passion and our focus on creating the best products and experience for our customers.

We are organized to maximize collaboration among our product, merchandising and other business teams, all of which share our common mission. In 2014, we moved into a dedicated headquarters building that was designed with this goal in mind. Our office has an open floor plan, with design, product development and merchandising sitting adjacent to each other. We believe this proximity helps facilitate collaboration across the different parts of our organization. For example, our merchandise category teams sit next to and work closely with their counterparts in planning and allocation. This physical proximity allows for near real-time analysis of sales performance, and adds a nimble, data-driven approach to our creative process. In conjunction with the Separation in fiscal year 2015, we developed standalone corporate functions to increase the focus of our team. We believe these investments enabled our recent performance trends and position us well for continued growth.

Our commitment to finding and developing the best people is not limited to our corporate headquarters. We believe that our field associates are critical to our success and often represent the face of our organization to our customers. Our store organization includes regional directors that oversee district managers within a geographic region. These district managers oversee a group of stores within a smaller geography. Each of our stores is led by a store manager and, depending on the volume of that store, one or two assistant managers, as well as several sales associates. Our managers and associates are often also customers of ours and help spread their passion about our brand through their interactions with customers. We empower our managers and associates to deliver a superior shopping experience. We provide thorough product- and fit-oriented training that aims to strengthen our brand experience in the store. We also provide our associates with sales and key performance data that help them optimize their store’s performance and foster a culture of accountability. Communications with our store personnel is a critical channel for valuable product and customer feedback. We believe we have established effective two-way lines of communication throughout our organization.

As of April 29, 2017, we employed 1,317 full-time and 5,214 part-time employees. Of these employees, 322 are employed in our headquarters in City of Industry, California and 6,209 are employed in our stores. Our number of employees, particularly part-time employees, fluctuates depending upon seasonal needs. Our employees are not represented by a labor union and are not party to a collective bargaining agreement. We consider our relations with our employees to be good.

Product and Merchandise Strategy

We are relentlessly focused on creating great products. We believe our products not only provide an unparalleled technical fit, but also have the style and attitude that enable our customers to shop and dress like her non-plus-size friends. We believe we are a destination for our customers to shop for every occasion, from casual to dressy and everything in between.

We design, develop and merchandise almost all of our products in-house, under the Torrid brand name. Our products are exclusive to us, with few exceptions, and provide a consistent quality and fit that we believe she cannot find elsewhere. Our merchandise addresses our customers’ entire closet, including tops, bottoms, denim, dresses, intimates, swimwear, shoes and accessories. Our offering is built around core basics (approximately 30% of Torrid brand net sales in fiscal year 2016) that have been part of our collections for more than a year and that customers repurchase frequently. We also offer on-trend basics (approximately 50% of Torrid brand net sales in fiscal year 2016) that are on-trend interpretations of our basic merchandise that we update with new fabrics, embellishments or features. Approximately 20% of Torrid brand net sales in fiscal year 2016 were from trend-driven items that incorporate the latest fashions available in the broader market. We introduce new lines of merchandise more than a dozen times per year. This frequency ensures an ongoing flow of new and relevant merchandise that keeps our customer coming back to us. While we aim to bring her the latest in fashion trends, we do not rely on being a fashion leader. We assess sales data, market trends and new product development on a weekly basis in order to make in-season inventory purchasing adjustments where possible and to respond to the latest sales trends. This strategy allows us to respond quickly to customer preferences and mitigate inventory risk, particularly for new products or styles, and to reduce the potential for product markdowns.

Across our entire assortment, our priority is to deliver the appropriate fit that has not previously been available to our customer. In addition, we believe we are delivering the highest quality product available to our customer at the best possible value. We have consistent and demanding standards for high-quality fabrics and durable construction that we believe further differentiate our offering from what our customer otherwise has available to her.

We believe our merchandising strategy and relentless focus on fit, informed by continuous customer feedback and purchasing data, allows us to consistently deliver great products to our customers. As we have executed on these strategies, we have seen not only substantial growth across all major product categories, but also healthy and consistent gross profit margin performance. Our disciplined planning and product lifecycle management strategies enable effective in-season inventory management to maximize inventory turn and productivity. Through these effective inventory management practices, we are able to limit markdowns, allowing us to maximize our gross profit margin.

Customers

We seek to provide our customers with products and an experience that makes them feel special, rather than different. We believe that our brand is democratic and attracts women of all ages, ethnicities and sizes. However, our target customer is an employed young woman between the ages of 25 and 40 years old with above-average annual household income (average of approximately $75,000), who wears sizes 10 to 30 (average of 18). She leads a busy life, is short on time and wants a curated presentation of quality apparel, intimates and accessories that are on trend and fit her well.

We believe our target customer has been largely overlooked by other retailers. When our customer discovers Torrid, she actively engages with us and becomes highly loyal. This is evidenced by the strength of our loyalty program, Torrid Insider, which grew from 2.7 million members at the end of fiscal year 2014 to over 4.5 million members at the end of fiscal year 2016. These loyalty members represented approximately 86% of Torrid brand net sales for fiscal year 2016 and show tremendous enthusiasm for the brand. Our loyalty customers purchase from us an average of approximately four times per year and have increased their spending with us over time. We also offer a private label credit card that provides our customer with additional benefits, which ultimately foster stronger customer loyalty. Our Torrid private label credit card holders, who are a subset of our loyalty program members and represented approximately 30% of Torrid brand net sales in fiscal year 2016, are our most loyal and active customers. These customers purchase from us an average of approximately six times per year.

Beyond their enthusiasm for the brand, our customers have exhibited tremendous loyalty to Torrid as we have grown our business. Revenue retention exceeded 80%, as measured by fiscal year 2016 net sales from customers who also shopped in fiscal year 2015 as a percentage of total fiscal year 2015 net sales.

Omni-Channel

We are an omni-channel retailer, delivering a seamless brand experience to our customer, wherever and whenever she chooses to shop. Our e-commerce and store channels complement and drive traffic to one another. We deliver a consistent brand message by coordinating our strategies across channels, which we believe influences our customers’ buying decisions. Approximately 75% of new-to-brand customers in fiscal year 2016 first engaged with Torrid through our stores. We have a history of converting customers from single-channel customers to omni-channel customers. Omni-channel customers represented approximately 40% of Torrid brand net sales in fiscal year 2016. This conversion is a key part of our strategy. On average, our omni-channel customer shops more often and spends approximately five times more per year than our single-channel customer.

E-Commerce

Our e-commerce platform, which has grown rapidly and is highly profitable on an Adjusted EBITDA basis, is flexible and allows us to expand and enhance our customers’ experience with our brand. We successfully use our e-commerce platform to expand our selection of styles, colors and merchandise meaningfully beyond what is available in our stores, making the online shopping experience highly engaging and additive to our in-store experience. Often a new customer will discover our brand and identify her correct size by visiting a store then utilize our e-commerce platform to reorder the product in different colors or styles.

Our e-commerce platform features updates on new collections, guidance on how to wear and put together outfits and a selection of web-only exclusives, all of which facilitate customer engagement and interaction. These initiatives have helped increase e-commerce sales as a percentage of net sales from 20% penetration in fiscal year 2012 to 34% penetration in fiscal year 2016. We believe our e-commerce channel can grow to represent 50% of our net sales over time.

Our growth has been multi-faceted, as we have seen gains across all of our key e-commerce performance indicators, including traffic, orders, conversion and average order value. Our emphasis on fit leads to an e-commerce return rate that we believe is significantly lower than the e-commerce apparel industry average.

Stores

As of April 29, 2017, we operated 487 stores in 48 U.S. states, Puerto Rico and Canada, 99% of which generated positive store-level EBITDA in fiscal year 2016. Our stores average approximately 2,850 square feet. Our stores are located primarily in premium malls, strip centers, lifestyle centers or outlet locations. They perform consistently across all formats because, we believe, our stores serve as a shopping destination for our customers and are therefore less dependent on broader traffic trends. Nonetheless, a majority of our store leases, and all of our store leases signed since 2013, include performance-based termination provisions or “kickout” clauses. These clauses provide us the contractual flexibility to exit a store or renegotiate rent in the event a store’s performance deteriorates. Substantially all of our store leases also include early termination provisions based on co-tenancy requirements for the shopping center. Given the positive performance trajectory of our stores, we have historically exercised these termination provisions on a limited basis.

We remain highly disciplined in our store growth strategy. Our stores are highly productive and have historically produced positive store-level EBITDA in the first year of operations. Our new stores average approximately $950,000 of net sales per store, and approximately $200,000 of store-level EBITDA in the first year of operations. New stores cost approximately $290,000 to open, including net capital expenditures and pre-opening expenses, and we target payback periods of approximately 17 months. We believe our stores enhance brand awareness, drive traffic to our e-commerce platform and encourage a growing number of customers to shop across multiple channels of our omni-channel business model. We remain highly disciplined in our store growth strategy. Our stores are highly productive and have historically produced positive store-level

EBITDA in the first year of operations. Our new stores average approximately $950,000 of net sales per store, and approximately $200,000 of store-level EBITDA in the first year of operations. New stores cost approximately $290,000 to open, including net capital expenditures and pre-opening expenses, and we target payback periods of approximately 17 months. We believe our stores enhance brand awareness, drive traffic to our e-commerce platform and encourage a growing number of customers to shop across multiple channels of our omni-channel business model. Because we are a destination for our customers, we have successfully opened and operated our stores in all retail formats, including premium malls, strip centers, lifestyle centers and outlet locations. Our current total retail square footage is less than approximately one-third of the total square footage of a typical specialty retailer. In addition, each of our stores is approximately 2,850 square feet, which is less than one-half of the size of a typical specialty retail store. We believe there is a significant opportunity for us to profitably open additional stores in the U.S. and Canada and remain underpenetrated in total retail square footage relative to our peers. We intend to opportunistically open approximately 95 new stores in 2017 and approximately 45 new stores in fiscal year 2018, in each case net of any store closures for the period.

We believe our real estate selection process allows us the flexibility to grow our footprint while mitigating risk. We conduct a monthly real estate committee meeting, comprised of both operational and financial constituents, where decisions are made on new and open real estate projects, including remodels, relocations and new stores. Our committee routinely evaluates return on proposed investments utilizing detailed pro forma projections on a store-level basis. We typically commit to a lease approximately four months before a store is scheduled to open, which we believe allows us to respond quickly to changing market conditions.

We believe our stores provide our customers with a differentiated in-store experience that has previously not been available to our target demographic. We provide a sophisticated presentation of products that has an emphasis on outfits, which presents creative styling ideas to our customer and encourages incremental spend. Our stores have a consistent set of physical attributes across the fleet as a result of investments we made and completed in fiscal year 2016. Our stores include beautiful, large fitting rooms that are specifically suited for our customers’ needs. Additionally, our store associates are passionate about our brand as they are often customers themselves.

Data Analytics

We have a significant volume of customer and transaction data, which we use to drive our decision making. We have developed industry-leading data capture capabilities, which allow us to attribute approximately 86% of Torrid brand net sales to an individual customer. This customer data is based on information provided by customers who have opted-in to be part of our loyalty program. Our extensive database contains valuable customer information that helps us better market to our customers. As of January 28, 2017, our database had over 4.5 million customer names.

We have significant visibility into our customers’ transaction behavior, including purchases made across our channels. We use our customer database to acquire, develop and retain customers. We can identify customers who purchase products through our e-commerce platform or our stores, as well as omni-channel customers who purchase in more than one channel. We are beginning to leverage this customer database to drive data analysis and insights that we use in managing our business. For example, to grow the penetration of intimates sales, we are able to offer a promotion targeted at customers who have bought our apparel but not our intimates. We believe our robust use of customer data and our data insight capabilities present an opportunity for us to continue to increase spend per customer.

Marketing & Advertising

We use a variety of marketing and advertising mediums to increase brand awareness, acquire new customers, drive customer traffic across our channels and strengthen our brand image. These programs include our direct mailers, email communications, social media interactions, digital marketing and public relations initiatives. We use our customer database to strategically optimize the value of our marketing investments across customer segments and channels. For example, we can analytically select to whom we mail our direct mailers based on the highest modeled return on investment. This enables us to efficiently acquire new customers, effectively market to existing customers and reactivate lapsed customers.

Our investments in direct mail and digital marketing drive customer acquisition and engagement across all of our channels. We coordinate the introduction of our collections across our e-commerce platform and stores, allowing a customer to experience a consistent brand message wherever and whenever she chooses to shop. We have a large and growing following on our social media channels, including Facebook, Instagram, Pinterest and Twitter. We use these channels to communicate with our customers not only to disseminate our outbound marketing messages but also to collect feedback about their lifestyles and product preferences. We believe this direct dialog with our customers allows us to communicate with them in a way that increases their loyalty to our brand. For instance, in 2015, we launched an annual Torrid Model Search program that in fiscal year 2016 received over 10,000 contestant applications and generated over 12 million media impressions across traditional and social media outlets.

We have strategically increased our marketing investment to continue to propel the growth of our business. In fiscal years 2015 and 2016, we increased our marketing investment by 45% and 25%, respectively, resulting in the growth of our active customer base by over 90% during this period. This investment has taken place across various marketing strategies, including digital marketing and direct mail. We believe these efforts will drive increased brand awareness, leading to higher sales across our omni-channel business.

Sourcing & Supply Strategy

We outsource the manufacturing of our products, which eliminates the need to own or operate manufacturing facilities. However, we internally design and develop the majority of our products, a model we describe as vertical sourcing. Our vertical sourcing model gives us control over fit, quality, consistency and cost, while ensuring product exclusivity. In fiscal year 2016, approximately 84% of our products were vertically sourced, as compared to approximately 30% of our products that were vertically sourced in fiscal year 2012. As a result of this focus on vertical sourcing, we have grown Torrid brand net sales and have materially improved our gross profits. We leave a portion of our purchases “open to buy,” whereby we intentionally do not order in advance all the inventory we will ultimately require. This provides the flexibility to react quickly to product performance and order or re-order as appropriate. This strategy allows us to mitigate inventory risk, particularly for new products or styles. As a result, we have been able to significantly limit our product markdowns, with only 16% of Torrid brand net sales occurring at markdown in fiscal year 2016.

We have a diversified vendor base. No single supplier accounted for more than 11% of merchandise purchased in fiscal year 2016. Approximately 95% of our product receipts in fiscal year 2016 were sourced internationally, primarily from China and Vietnam. We maintain compliance guidelines for our vendors that dictate various standards including product quality, manufacturing practices, labor compliance and legal compliance. Through third parties, we periodically monitor our factories and suppliers to ensure compliance with these guidelines.

Distribution

Our omni-channel business model is serviced by two distribution facilities located in City of Industry, California and La Vergne, Tennessee. These facilities are operated by Hot Topic, which also utilizes these facilities for its own operations. These services are provided to us at arms-length rates under a long-term service agreement, under which we retain termination rights. See “Certain Relationships and Related Party Transactions—Transition Services Agreement & Services Agreement with Hot Topic.”

These facilities manage the transportation, receipt, storage, sorting, packing and distribution of merchandise for our e-commerce platform and store channels. Stores are replenished at least once per week from these facilities by third-party delivery services. This frequency provides our stores a steady flow of new inventory that helps maintain product freshness and in-stock availability.

Information Systems

We utilize a full range of management information systems to support our store, e-commerce, merchandising, financial and real estate business teams. Information systems services are provided to us by Hot Topic, which also utilizes these systems for its own operations. These services are provided to us at arms-length rates under a long-term service agreement, under which we retain termination rights. See “Certain Relationships and Related Party Transactions—Transition Services Agreement & Services Agreement with Hot Topic.”

We utilize these systems to provide us with various functions, including point-of-sales, inventory management, merchandising support systems, financial reporting, e-commerce solutions and other systems consistent with companies in our industry. We believe these management information services provide us the ability to effectively manage and grow our business.

Seasonality

While the retail business is generally seasonal in nature, we have not historically experienced significant seasonal fluctuations in our sales. In fiscal year 2016, no single quarter contributed more than 28% of Torrid brand net sales. We believe this is partly attributable to our broad merchandise offering that encourages purchasing across seasons. We believe our reduced seasonality is also attributable to the behavior of our customer, who is generally purchasing products for herself, not as gifts. We believe our limited sales seasonality provides structural cost advantages relative to peers, including reduced staffing cyclicality and seasonal distribution capacity needs. As we grow and our brand awareness continues to increase, we believe gift purchases may represent a driver of sales growth that could potentially lead to increased seasonality.

Competition

The plus-size women’s apparel industry is highly competitive. As such, we compete with local, national and international retail chains and department stores, discount stores, catalogs and internet businesses that carry products in our size range and offer similar categories of merchandise to our customer segment. We also compete with a handful of other specialty retailers that, like Torrid, focus on plus-size customers.

Within the women’s plus-size apparel industry, we compete with both general and specialty retailers, primarily on the basis of fit, design, service, product quality and value. We believe our distinct combination of fit-centric design, service, product quality and value allows us to compete effectively within the plus-size apparel market. We further differentiate ourselves from general and specialty retail competitors based on the strength of our brand, our industry-leading omni-channel business model, our strong data capabilities, our loyal customer base, our customer-focused product assortment and our highly experienced leadership team. Our competitors range from smaller, growing companies to considerably larger players with substantially greater financial, marketing and other resources. Further, we may face new competitors and increased competition from existing competitors as we expand into new markets and increase our presence in existing markets. Nonetheless, we believe competitors may have difficulty in replicating our organizational strengths, our product-oriented processes and the value of our brand.

Intellectual Property

Our trademarks are important to our marketing efforts. We own or have the rights to use certain trademarks, service marks and trade names that are registered with the U.S. Patent and Trademark Office or other foreign trademark registration offices or exist under common law in the United States and other jurisdictions. Trademarks that are important in identifying and distinguishing our products and services include, but are not limited to Torrid®. Our rights to some of these trademarks may be limited to select markets. We also own domain names, including our website, www.Torrid.com. The information contained in or connected to our website is not deemed to be part of this prospectus.

Properties

We are headquartered in City of Industry, California. Our principal executive offices are leased under a lease agreement expiring in 2024, with options to renew thereafter. We do not own any real property. Our distribution operations are provided under our long-term services agreement with Hot Topic. See “Certain Relationships and Related Party Transactions—Transition Services Agreement & Services Agreement with Hot Topic.”

As of April 29, 2017, we operated 487 stores in 48 U.S. states, Puerto Rico and Canada and 23 stores as part of the Lovesick test concept a young women’s plus-size retail concept that in January 2017 we decided to close. Our stores are located primarily in premium malls, strip centers, lifestyle centers or outlet locations. They perform consistently across all formats because, we believe, our stores serve as a shopping destination for our customers and are therefore less dependent on broader traffic trends. The average size of our stores is approximately 2,850 square feet. All of our stores are leased from third parties and new stores historically have had initial lease terms of ten years. The average remaining lease term was 7.0 years as of April 29, 2017. A number of our leases have options to renew for periods up to five years. A majority of our store leases, including all new leases signed since 2013, include performance-based early termination provisions or “kickout” clauses. These clauses provide us the contractual flexibility to exit a store or renegotiate rent in the event a store’s performance deteriorates. Assuming termination of each lease at the earlier of its first available kickout date or full term, the average remaining lease term was 2.9 years as of April 29, 2017. Substantially all of our store leases also include early termination provisions based on co-tenancy requirements for the shopping center. Given the positive performance trajectory of our stores, we have historically exercised these termination provisions on a limited basis.

Generally, store leases contain standard provisions concerning the payment of rent, events of default and the rights and obligations of each party. Rent due under the leases is generally comprised of annual base rent and sometimes includes a contingent rent payment based on the store’s sales in excess of a specified threshold. The leases also generally require us to pay real estate taxes, insurance and certain common area costs. We renegotiate with landlords to obtain more favorable terms as opportunities arise.

At April 29, 2017, the terms of our Torrid brand store leases expire as follows:

Fiscal Year	Store Count
2017	50
2018	14
2019	8
2020	9
2021	14
2022	36
2023	51
2024	78
2025	93
2026	100
2027	34
Total	487

The table below sets forth the number of Torrid brand stores by U.S. state or Canadian province that we operated as of April 29, 2017.

U.S. State	Number of Stores	U.S. State	Number of Stores	U.S. State	Number of Stores
AK	2	MA	7	PA	14
AL	2	MD	10	PR	2
AR	4	MI	14	RI	2
AZ	14	MN	7	SC	3
CA	57	MO	11	SD	2
CO	10	MS	5	TN	9
CT	6	MT	1	TX	44
DE	2	NC	10	UT	6
FL	28	ND	2	VA	14
GA	14	NE	3	WA	15
HI	3	NH	5	WI	10
IA	4	NJ	15	WV	3
ID	2	NM	3	WY	1
IL	22	NV	7
IN	10	NY	23	Canada
KS	2	OH	19	CAN-AB	4
KY	6	OK	5	CAN-ON	10
LA	6	OR	7

In the three months ended April 29, 2017, fiscal years 2016 and 2015, we opened 32, 94 and 78 new stores, respectively (in each case excluding the Lovesick test concept). We did not close any stores in the three months ended April 29, 2017 or in fiscal year 2016 and closed four stores in fiscal year 2015.

Legal Proceedings

From time to time, we are subject to certain legal proceedings and claims in the ordinary course of business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, financial condition, operating results or cash flows. We establish reserves for specific legal matters when we determine that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable.

Regulation and Legislation

We are subject to labor and employment, tax, environmental, privacy and anti-bribery laws. We are also subject to regulations, trade laws and customs, truth-in-advertising, consumer protection and zoning and occupancy laws and ordinances that regulate retailers generally and/or govern the importation, promotion and sale of merchandise and the operation of stores and warehouse facilities. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

A substantial portion of our products are manufactured outside the United States. These products are imported and are subject to U.S. customs laws, which impose tariffs as well as import quota restrictions for textiles and apparel. Some of our imported products are eligible for duty-advantaged programs. While importation of goods from foreign countries from which we buy our products may be subject to embargo by U.S. customs authorities if shipments exceed quota limits, we closely monitor import quotas and believe we have the sourcing network to efficiently shift production to factories located in countries with available quotas. The existence of import quotas has, therefore, not had a material adverse effect on our business. For more information, see “Risk Factors—Risks Related to Our Business—Changes in laws, including employment laws and laws related to our merchandise, could make conducting our business more expensive or otherwise change the way we do business.”

MANAGEMENT

Below is a list of the names and ages as of April 29, 2017 of our directors and executive officers and a brief account of the business experience of each of them.

Name	Age	Position
Kay Hong	43	Chief Executive Officer, Director
George Wehlitz, Jr.	56	Chief Financial Officer
Elizabeth Muñoz	49	Senior Vice President of Product
Kate Horton	47	Senior Vice President of Merchandising and Marketing
Stefan Kaluzny	50	Chairman of the Board of Directors
Peter Morrow	39	Director
Lisa Harper	57	Director

Executive Officers

Kay Hong has served as our Chief Executive Officer and a member of our board of directors since joining our Company in January 2017. Ms. Hong is a retail veteran with extensive direct and retail channel knowledge and has spent over a decade building businesses. Ms. Hong spent over 12 years at Alvarez & Marsal, where she was a Managing Director, a member of its executive committee, and led many of the firm’s retail engagements prior to her retirement in September 2015. While at Alvarez & Marsal, Ms. Hong served as Chief Operating Officer and Executive Vice President Direct and Chief Marketing Officer at Talbots from August 2012 to September 2014, as Chief Executive Officer and Chief Restructuring Officer of Harry & David from February 2011 to January 2012 and as an interim officer, performance improvement consultant or financial advisor on numerous other retail engagements. Ms. Hong holds a B.S. from Stanford University and an M.B.A. from Harvard Business School. Ms. Hong possesses particular knowledge and experience in retail, merchandising, marketing, operations, strategy, planning and leadership of complex organizations that strengthen the board’s collective qualifications, skills and experience.

George Wehlitz, Jr. has served as our Chief Financial Officer since October 2016. His oversight of the Torrid finance operations extends back to January 2013, when he became Chief Financial Officer of our legacy parent company Hot Topic. Mr. Wehlitz joined Hot Topic in April 2008 as Vice President, Finance. From November 2005 to January 2008, Mr. Wehlitz was Chief Financial Officer at Cycle Gear, Inc., a specialty retailer of motorcycle apparel and accessories. Mr. Wehlitz previously served Hot Topic as Vice President, Controller from February 2002 to August 2003, and then served as Vice President, Finance from August 2003 to November 2005. From August 2000 to February 2002, Mr. Wehlitz was Chief Financial Officer at The Popcorn Factory, a catalog company for gourmet popcorn gifts. From 1987 to 2000, Mr. Wehlitz held various financial-related positions, at the divisional and corporate level, including Corporate Controller, Treasurer and President of Bombay Canada, for The Bombay Company, Inc. Mr. Wehlitz holds a B.A. degree from Texas Christian University and is a Certified Public Accountant (inactive).

Elizabeth Muñoz has served as our Senior Vice President of Product since June 2010. Ms. Muñoz served as the President of Lucky Brand from 2007 to January 2010 and Senior Vice President of Design and Merchandising Lucky Brand from 1997 to January 2010. From 1987 to 1997, Ms. Muñoz held various design-related positions with Bongo Jeans, including Head of Design and Merchandising. Ms. Muñoz graduated from the Fashion Institute of Design & Merchandising.

Kate Horton has served as our Senior Vice President of Merchandising and Marketing since May 2016. From January 2015 to May 2016 she served as our Senior Vice President of Merchandising. From July 2012 to January 2015, she served as our Vice President of Merchandising. From 2008 to July 2012, Ms. Horton held a number of leadership positions, including Vice President of Merchandising and Sourcing, at Soma Intimates, a division of Chicos FAS. From 1993 to 2008, Ms. Horton spent time across a variety of retail brands, including bebe,

The TJX Companies, Felina Lingerie, Fashion Forms and May Company LA. Ms. Horton holds a B.S. degree from the University of California, Berkeley.

Non-Employee Directors

Stefan Kaluzny has served as a member of our board of directors and its predecessor since 2013. Mr. Kaluzny is co-founder and Managing Director of Sycamore Partners, a New York based private equity firm. Prior to founding Sycamore Partners, Mr. Kaluzny was a Managing Director of Golden Gate Capital. He was with Golden Gate Capital since its inception in 2000 until January 2011. Prior to Golden Gate Capital, Mr. Kaluzny was co-founder and CEO of Delray Farms, a Hispanic specialty food company. Mr. Kaluzny has also held positions at consulting firms Bain & Company and LEK. He has an M.B.A. from Harvard Business School (Baker Scholar), and a B.A. degree from Yale University. Mr. Kaluzny previously served on the Yale University Investment Committee and as a director of Aéropostale, Inc. from May 2014 to June 2015. In addition to his service on our board of directors, Mr. Kaluzny currently serves as a director at each of Belk, Coldwater Creek, EMP Merchandising, Hot Topic, The Limited LLC, MGF Sourcing, NBG Home, Nine West Holdings and Talbots. As a result of these and other professional experiences, Mr. Kaluzny possesses particular knowledge and experience in retail merchandising; accounting, finance, and capital structure; strategic planning and leadership of complex organizations; and board practices of other major corporations that strengthen the board’s collective qualifications, skills and experience.

Peter Morrow has served as a member of our board of directors and its predecessor since 2013. Mr. Morrow is co-founder and Managing Director of Sycamore Partners, a New York based private equity firm. Prior to Sycamore Partners, Mr. Morrow was a Principal at Golden Gate Capital and had been with the firm since 2002. Prior to Golden Gate Capital, Mr. Morrow was a consultant for Bain & Company. Mr. Morrow has an M.B.A. from Harvard Business School and a B.A. degree from Stanford University. In addition to his service on our board of directors, Mr. Morrow currently serves as a member of the board of directors of each of Belk, Coldwater Creek, Dollar Express, Hot Topic, The Limited LLC, MGF Sourcing, NBG Home, Nine West Holdings and Talbots. As a result of these and other professional experiences, Mr. Morrow possesses particular knowledge and experience in retail merchandising; accounting, finance, and capital structure; strategic planning and leadership of complex organizations; and board practices of other major corporations that strengthen the board’s collective qualifications, skills and experience.

Lisa Harper has served as a member of our board of directors and its predecessor since 2008. Ms. Harper currently serves as Chief Executive Officer of Belk, a privately-owned department store chain. Ms. Harper previously served as CEO of each of our Company and its predecessor, Hot Topic, from March 2011 until June 2016. From February 2001 until her retirement in July 2006, she served in various capacities with The Gymboree Corporation, a publicly-traded corporation operating a chain of specialty retail stores for children and women. Her roles at Gymboree included Chairman of the board of directors, from June 2002 to July 2006, Chief Creative Officer, from January 2006 to July 2006, Vice Chairman of the board of directors, from February 2001 to June 2002, and Chief Executive Officer, from February 2001 to January 2006. Ms. Harper has also held merchandising and design positions with several other clothing retailers, including Limited Too, Esprit, GapKids, Mervyn’s and Levi Strauss. Ms. Harper attended the University of North Carolina at Chapel Hill. In addition to her service on our board of directors, Ms. Harper currently serves as a member of the board of directors of each of Belk and Hot Topic. As a result of these and other professional experiences, Ms. Harper possesses particular knowledge and experience in retail merchandising, strategic planning and leadership of complex organizations, and board practices of other major corporations that strengthen the board’s collective qualifications, skills and experience.

There are no family relationships between any of our executive officers or directors.

Corporate Governance

Board Composition; Director Independence; Controlled Company Exemption

Our certificate of incorporation, which will be in effect prior to the completion of this offering, will provide that our board of directors shall consist of such number of directors as determined from time to time by resolution adopted by a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships. Initially, our board of directors will consist of          directors. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office unless otherwise required by law or by a resolution passed by our board of directors. The term of office for each director will be until his or her successor is elected at our annual meeting or his or her death, resignation or removal, whichever is earliest to occur. Stockholders will elect directors each year at our annual meeting.

Our board of directors will be divided into three classes, with each director serving a three-year term, and one class being elected at each year’s annual meeting of stockholders.              and              will serve as Class I directors with an initial term expiring in         .             and              will serve as Class II directors with an initial term expiring in         .              and              will serve as Class III directors with an initial term expiring in         . Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. Our board of directors has affirmatively determined that              and              will be “independent directors,” as defined under the rules of the NYSE.

Upon completion of this offering, Sycamore will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” under the NYSE corporate governance standards. As a controlled company, exemptions under the standards will free us from the obligation to comply with certain corporate governance requirements, including the requirements:

•	that we have a compensation committee or nominating and corporate governance committee;

•	that a majority of our board of directors consists of “independent directors,” as defined under the rules of the NYSE;

•	that any corporate governance and nominating committee or compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and governance committees and compensation committee.

These exemptions do not modify the independence requirements for our Audit Committee, and we intend to comply with the requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules of the NYSE within the applicable time frame.

Pursuant to the Stockholders’ Agreement we will enter into with Sycamore in connection with this offering, when Sycamore beneficially owns less than 50% of our common stock but owns at least 10% of our common stock, Sycamore will be entitled to designate for nomination a number of directors in proportion to its ownership of our common stock, rounded up to the nearest whole number. When Sycamore owns less than 10% of our common stock but owns at least 5% of our common stock, Sycamore will be entitled to designate for nomination the greater of (i) a number of directors in proportion to its ownership of our common stock, rounded up to the nearest whole number, and (ii) one director. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”

Board Leadership Structure

Upon completion of this offering, our board will have two standing committees—Audit Committee and Compensation and Governance Committee—each with a director serving as committee chair. Each of these committees reports to our board of directors as they deem appropriate, and as the board may request.

With respect to the roles of Chairman of the Board and Chief Executive Officer, our Corporate Governance Guidelines provide that the roles may be separated or combined, and the board exercises its discretion in combining or separating these positions as it deems appropriate in light of prevailing circumstances. Our board of directors believes that the combination or separation of these positions should continue to be considered as part of the succession planning process. Our Corporate Governance Guidelines provide the flexibility for our board to modify our leadership structure in the future as appropriate. We believe that Torrid, like many U.S. companies, is well-served by this flexible leadership structure.

Board Committees

Prior to the completion of this offering, our board of directors will establish a new Audit Committee and a new Compensation and Governance Committee. The composition, duties and responsibilities of these committees is as set forth below. In the future, our board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

The Audit Committee will be responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm their independence from management; (3) reviewing with our independent registered public accounting firm the scope and results of their audit; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (6) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (8) reviewing and approving related person transactions.

Upon completion of this offering, our Audit Committee will consist of             ,              and             . Rule 10A-3 of the Exchange Act and the NYSE rules require us to have one independent Audit Committee member upon the listing of our common stock on the NYSE, a majority of independent directors within 90 days of the date of this prospectus and all independent Audit Committee members within one year of the date of this prospectus. Our board of directors has affirmatively determined that              meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 and NYSE rules, and we intend to comply with the other independence requirements within the time periods specified. In addition, our board of directors has determined that              will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a new written charter for the Audit Committee, which will be available on our corporate website at torrid.com after the completion of this offering. The information contained in or connected to our website is not deemed to be part of this prospectus.

Compensation and Governance Committee

The Compensation and Governance Committee will be responsible for, among other matters: (1) reviewing key employee compensation goals, policies, plans and programs; (2) reviewing and approving the compensation of our directors, chief executive officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; (4) administration of stock plans and other incentive compensation plans; (5) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (6) overseeing the organization of our board of directors to discharge the board’s duties and responsibilities properly and efficiently; (7) identifying best practices and recommending corporate governance principles; and (8) developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us.

Upon completion of this offering, our Compensation and Governance Committee will consist of             ,              and             . As a controlled company, we will rely upon the exemption from the requirement that we have a separate compensation committee and nominating and corporate governance committee with each composed entirely of independent directors within one year of the date of this prospectus. Our board of directors will adopt a new written charter for the Compensation and Governance Committee, which will be available on our corporate website at torrid.com after the completion of this offering. The information contained in or connected to our website is not deemed to be part of this prospectus.

Risk Oversight

Our board of directors is responsible for overseeing our risk management process. The board focuses on our general risk management strategy, the most significant risks facing Torrid, and ensures that appropriate risk mitigation strategies are implemented by management. The board is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

The board has delegated to the Audit Committee oversight of our risk management process. Our other board committees also consider and address risk as they perform their respective committee responsibilities. All committees report to the full board as appropriate, including when a matter rises to the level of a material or enterprise level risk. Our management is responsible for day-to-day risk management.

Our internal audit function serves as the primary monitoring and testing function for company-wide policies and procedures, and manages the day-to-day oversight of the risk management strategy for the ongoing business of Torrid. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, and compliance and reporting levels.

Compensation Committee Interlocks and Insider Participation

No interlocking relationships exist between the members of our board of directors or compensation committee and our board of directors or compensation committee of any other company.

Code of Ethics

We will adopt a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code will be available on our corporate website at torrid.com after completion of this offering. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website. The information contained in or connected to our website is not deemed to be part of this prospectus.

Director Compensation

During fiscal year 2016, other than the compensation provided to Lisa Harper, as discussed under “Executive Compensation—Director Compensation,” none of our directors has received any cash, equity or other compensation for services rendered to us. All directors receive reimbursement for reasonable out-of-pocket expenses incurred in connection with meetings of the board. Other than with respect to Lisa Harper, only those non-employee directors who are not affiliated with Sycamore are eligible to receive compensation from us for their service on our board of directors. Non-employee directors who are not affiliated with Sycamore will be paid an annual retainer of $            . An additional $             will be paid annually for each committee on which a non-employee director serves and an additional $             will be paid annually for serving as the chairman of a committee other than the Audit Committee. The chairman of the Audit Committee will be paid an additional $             annually for serving in that capacity. Finally, such non-employee directors who are not affiliated with Sycamore will receive options, upon the completion of this offering, to purchase              shares of our common stock at the initial public offering price. Lisa Harper is expected to continue to receive a board fee of $100,000 per year for her services in lieu of, and not in addition to, any other cash, equity or other compensation for services rendered to us.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth total compensation of our named executive officers (“NEOs”) for fiscal year 2016, which concluded on January 28, 2017. Our NEOs for fiscal year 2016 are Lisa Harper, Mark Mizicko, Elizabeth Muñoz and George Wehlitz, Jr.

Name and Principal Position	Year	Salary($)	Non-Equity Incentive Plan Compensation($)(1)	All Other Compensation($)(2)	Total($)
Lisa Harper, former Chief Executive Officer(3)	2016	498,076	1,458,333	34,773	1,991,182

Mark Mizicko, former Chief Operating Officer(4)	2016	461,539	653,785	44,006	1,159,330

Elizabeth Muñoz, Senior Vice President of Product	2016	471,153	617,500	35,636	1,124,289

George Wehlitz, Jr., Chief Financial Officer	2016	450,000	585,000	44,678	1,079,678

(1)	The amounts reported in the “Non-Equity Incentive Plan Compensation” column represent annual cash bonuses to our NEOs earned during fiscal year 2016, which were paid in March 2017, as further described below under “—Bonus and Non-Equity Incentive Plan Compensation.”
(2)	The compensation included in the “All Other Compensation” column consists of (i) automobile allowance in the amount of $7,500 for Ms. Harper, $14,000 for Mr. Mizicko, $12,000 for Ms. Muñoz and $17,445 for Mr. Wehlitz, (ii) company-paid group health related insurance premiums in the amount of $27,273 for Ms. Harper, $18,330 for Mr. Mizicko, $17,021 for Ms. Muñoz and $18,623 for Mr. Wehlitz, (iii) reimbursement of automobile gasoline expenses for Mr. Mizicko and Mr. Wehlitz, (iv) for Mr. Mizicko and Ms. Muñoz, company-paid supplemental disability insurance premiums, (v) for Mr. Mizicko and Mr. Wehlitz, 401(k) matching contributions equal to $8,539 and $6,750, respectively, and (vi) for Ms. Muñoz, matching contributions to our nonqualified deferred compensation plan equal to $5,338.
(3)	Ms. Harper has transitioned from our Chief Executive Officer to a member of our board of directors, for which she is paid a board fee of $100,000 per year for her services. Her base salary as reflected in the Summary Compensation Table includes the pro rata amount of base pay she received for her service on our board of directors during our most recently completed fiscal year.
(4)	Mr. Mizicko voluntarily resigned from his employment with us as of January 3, 2017.

General

During fiscal year 2016, several of our employees transitioned their employment from Hot Topic, our prior parent, to us. The compensation reported herein includes compensation paid by both Hot Topic and us during fiscal year 2016 for services provided by the applicable executive to us during fiscal year 2016.

Base Salary

During fiscal year 2016, each of our NEOs other than Ms. Muñoz received his or her annual base salary compensation from Hot Topic through the date on which such NEO was officially transferred to our payroll. During this time, we reimbursed Hot Topic through a transition services agreement for these costs. Mr. Mizicko was officially transitioned to Torrid on April 18, 2016; Ms. Harper was officially transferred to Torrid on July 5, 2016; and Mr. Wehlitz was officially transferred to Torrid on October 2, 2016.

Bonus and Non-Equity Incentive Plan Compensation

Non-Equity Incentive Plan

Our NEOs are eligible to participate in an annual cash incentive bonus plan (the “Annual Bonus Plan”) which provides them an opportunity to earn an annual cash bonus (“Annual Bonus”) based on the attainment of certain pre-determined Adjusted EBITDA goals, as adjusted for certain non-recurring events and expenses. Payments made to participants in our Annual Bonus Plan, including our NEOs, are made in the first quarter of the fiscal year following the conclusion of the fiscal year performance period. Notwithstanding the foregoing, in connection with Ms. Harper’s transition to serve on our board of directors, Ms. Harper remained eligible to receive payment of her fiscal year 2016 non-equity incentive plan award that she would have been eligible to receive at the end of fiscal year 2016 so long as Ms. Harper provided services to our board of directors or another affiliate of Sycamore Partners through January 28, 2017. The Adjusted EBITDA goals are established by our board of directors prior to, or shortly after, the start of the applicable fiscal year in conjunction with approval of our fiscal year budget and range from a minimum (or threshold) level to a maximum level, with a target level in between. Under the Annual Bonus Plan, as of the end of fiscal year 2016 each NEO has a targeted bonus potential expressed as a percentage of base salary as set forth in the following chart, with a threshold bonus potential equal to 40% of such NEO’s target bonus and a maximum bonus potential equal to 200% of such NEO’s target bonus. If threshold performance goals are not met, a NEO is not entitled to receive any Annual Bonus under the Annual Bonus Plan. For fiscal year 2016, the Adjusted EBITDA goal under our Annual Bonus Plan was based on a combined Adjusted EBITDA target for the operations of both Torrid and Hot Topic calculated solely for purposes of the Annual Bonus Plan. Torrid’s Adjusted EBITDA for fiscal year 2016 for purposes of the Annual Bonus Plan was $86.0 million, compared to a goal of $74.4 million. Notwithstanding such targets, our board of directors has discretion to reduce the size of any award if it believes the interests of our stockholders would be better served by doing so.

Name	Target Bonus
Lisa Harper	175%
Mark Mizicko	75%
Elizabeth Muñoz	65%
George Wehlitz, Jr.	65%

Nonqualified Deferred Compensation

In addition to the standard benefits offered all employees, our NEOs and other senior managers are eligible to participate in our non-qualified deferred compensation plan. The plan allows participating executives to defer base salary and bonus income. During our fiscal year 2016, to the extent they were ineligible to receive such contribution from participation in our 401(k) Plan, we contributed 50% of the first 4% of each participant’s eligible contributions into their deferred compensation plan account, including the accounts held by our NEOs. The plan also permits us to grant discretionary contributions at our discretion.

Plan participants are always vested in their deferred salary and bonus amounts, and any matching contributions vest after three years of service. Distributions of deferred amounts are made either in installments or in a lump sum according to the election made by a participant at the time of the deferral. Earnings on the account of each participant are credited to such participant based on the performance of investment vehicles chosen by the participant from a selection offered to all plan participants and which are comprised of investment vehicles generally available to the public. Participants may elect to change the investment vehicles applicable to their accounts at any time.

Perquisites & Benefits

Each of our NEOs received certain perquisites and benefits during fiscal year 2016, generally at the same level and offering made available to other employees, including our 401(k) Plan, health care plans, life insurance plans, and other welfare benefit programs. Each of our NEOs was entitled to an automobile allowance. Mr. Mizicko and Ms. Muñoz also received company-paid supplemental disability insurance coverage.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information regarding outstanding equity awards of our NEOs as of January 28, 2017. The market value of the shares in the following date is the fair market value of such shares as of January 28, 2017.

Name	Number of Shares that Have Not Vested(1)	Market Value of Shares of Stock that Have Not Vested(2)
Lisa Harper
Class A Units	600,000	$4,587,600
Class B Units	600,000	$3,903,600
Mark Mizicko
Class A Units	262,500	$2,007,075
Class B Units	262,500	$1,707,825
Elizabeth Muñoz
Class A Units	262,500	$2,007,075
Class B Units	262,500	$1,707,825
George Wehlitz, Jr.
Class A Units	262,500	$2,007,075
Class B Units	262,500	$1,707,825

(1)	In connection with this offering, the Class A and Class B units of Torrid Holding LLC will be among the classes of units converted into shares of our common stock. Assuming the sale of shares of common stock in this offering at a price per share to the public of $ , which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after giving effect to such conversion and exchange, (a) Ms. Harper’s 600,000 unvested Class A and Class B Units would result in an aggregate shares of common stock (b) Ms. Muñoz’s, Mr. Mizicko’s and Mr. Wehlitz’s 262,500 unvested Class A and Class B Units would result in an aggregate shares of common stock.
(2)	Because there was no public market for our equity as of January 28, 2017, the market value of our Class A and Class B Units as of that date was determined by an independent valuation of our equity. The market value of our Class A Units was $7.65 and the market value of our Class B Units was $6.51.

Long-Term Incentive

Ms. Harper, Mr. Mizicko, Ms. Muñoz, and Mr. Wehlitz received Class A Units and Class B Units (together, the “Incentive Units”) in Torrid Holding LLC on November 2, 2015 pursuant to individual Incentive Unit Purchase Agreements, which are governed under the terms and conditions of the Torrid Holding LLC Second Amended and Restated Limited Liability Company Agreement, dated January 19, 2017 (the “Torrid LLC Agreement”). Incentive Units are intended to constitute a “profits interest” in Torrid Holding LLC, and were awarded at no cost. Under the Torrid LLC Agreement, holders of Torrid Holding LLC’s units are entitled to distributions at such times and in such amounts as determined by our board of directors, with a first priority return of accumulated and unpaid yield and a fixed dollar return paid to the holders of Class L Units, and thereafter, pro rata sharing among the holders of various classes of Torrid Holding LLC’s vested units on a pro rata basis (including the vested Incentive Units), with each additional class of vested units participating upon the achievement of various hurdle rates set forth in the Torrid LLC Agreement.

Vesting

The Units granted to our NEOs generally vested based on continued service by our NEOs as follows: 45% on the date of grant, 5% vest on December 12, 2015 and 5% vest every three months thereafter until the

Units are 100% vested. As of January 28, 2017, the conclusion of our most recent fiscal year, 70% of the Incentive Units granted to our NEOs were vested. In connection with Ms. Harper’s transition to serve on our board of directors, we and Ms. Harper agreed that previously awarded incentive equity issued to Ms. Harper will continue to vest according to the terms of the Incentive Unit grant agreement so long as Ms. Harper provides services to our board of directors or another affiliate of Sycamore through the applicable vesting date.

If a NEO ceases to be employed by us or one of our subsidiaries or affiliates for any reason on or prior to June 12, 2018, the final vesting date, all unvested Incentive Units will be forfeited, and all vested Incentive Units are subject to repurchase. Upon a termination of a NEO’s employment due to Cause (as defined in the Torrid LLC Agreement) or if the NEO provides any services to any of our competitors during the term of their employment or during the 90-day period following their termination of employment or, in the case of Ms. Harper, otherwise violates the terms and conditions of any restrictive covenants to which she is bound, all Incentive Units may be repurchased at no cost. For Ms. Harper only, if her employment is terminated by us without cause or if Ms. Harper terminates her employment for good reason, the number of Incentive Units that would have vested had Ms. Harper remained employed through the one-year anniversary of her termination date will vest as of her date of termination. In addition, upon a Change of Control or Approved Sale, all Incentive Units held by Ms. Harper will accelerate and vest as of the date of the Change of Control or Approved Sale. Upon a termination of a NEO’s employment for any other reason (including due to the NEO’s death or disability) on or prior to June 12, 2018, during the one-year period following the NEO’s termination of employment we may repurchase any outstanding vested Incentive Units at the then-current fair market value. These Incentive Unit repurchase rights will expire on the first to occur of a “Change of Control,” an “Approved Sale” (in each case, as defined below) or June 12, 2018.

For purposes of the Incentive Units, “Change of Control” means the first to occur of any (i) sale or transfer to any third party of our units by the holders thereof as a result of which any individual or a corporation, partnership, limited liability company, trust, unincorporated organization, association, Governmental Entity or other entity (“Person”) or group other than Sycamore and its affiliates obtains possession of voting power to elect a majority of our board of directors, (ii) sale or transfer by us or our subsidiaries of all or substantially all (as defined under Delaware law) of our or their assets on a consolidated basis to a Person or group other than Sycamore and its affiliates, or (iii) consolidation, merger or reorganization of us with or into any other entity or entities as a result of which any Person or group other than Sycamore and its affiliates obtains possession of voting power to elect a majority of the surviving entity’s board of directors or managers (or equivalent governing body).

For purposes of the Incentive Units, an “Approved Sale” means the approval by the holders of at least a majority of our units held by Sycamore and its affiliates of a sale of all or substantially all of our assets, determined on a consolidated basis, or a sale of a majority of our outstanding units to a Person or Persons other than Sycamore and its affiliates (whether by merger, recapitalization, consolidation, reorganization, combination or otherwise).

Employment Agreements with our Named Executive Officers

Other than with respect to our current Chief Executive Officer, discussed below, we do not maintain traditional employment agreements with our NEOs. We do, however, have a departure letter agreement with Mark Mizicko, our former Chief Operating Officer, to memorialize the terms of his resignation from his role as one of our executive officers.

Letter Agreement with Mark Mizicko

We entered into a letter agreement with Mr. Mizicko dated January 3, 2017 memorializing his voluntary resignation from his employment with Torrid LLC. Per the terms of the letter agreement, among other matters, we and Mr. Mizicko mutually agreed that previously awarded incentive equity issued to Mr. Mizicko will continue to vest according to the terms of the Incentive Unit grant agreement so long as Mr. Mizicko remains continuously employed by Belk, Inc. through the applicable vesting date. Further, Mr. Mizicko was eligible to receive payment of the fiscal year 2016 non-equity incentive plan award that he would have received for his services as our Chief Operating Officer so long as he remained continuously employed by Belk, Inc. or one of its subsidiaries through and including January 28, 2017. The amount of Mr. Mizicko’s fiscal year 2016 non-equity incentive plan award, which was earned in accordance with the preceding sentence, is included within the Summary Compensation Table, above.

Employment Agreements and Equity Arrangements with our Current Chief Executive Officer

Kay Hong Employment Agreement

Following the departure of Ms. Harper as our Chief Executive Officer, on January 30, 2017 we entered into an employment agreement with Kay Hong governing her service as our new Chief Executive Officer. Ms. Hong’s employment agreements provides for a base salary, an annual incentive award, a one-time signing bonus, equal to $100,000 and payable within 10 days of her effective date, participation in the standard benefit plans and other compensation as may be approved by our Board of Directors. Ms. Hong’s employment agreement has no fixed term.

Pursuant to the terms of her employment agreement, Ms. Hong’s initial annual base salary is $700,000, which amount will be reviewed annually for potential increase by our board of directors. Ms. Hong is also eligible to earn an annual performance bonus of up to 75% of base salary upon the achievement of annual target performance goals and an additional annual performance bonus of up to 75% of base salary upon the achievement of annual over-performance goals. Annual performance goals and over-performance goal targets will be recommended by our management and established annually by our board of directors.

Ms. Hong’s employment agreement also provides that upon consummation of an initial public offering and sale of our equity securities pursuant to an effective registration statement under the Securities Act (the “IPO”), she is entitled to a one-time grant of restricted stock units or restricted stock awards in respect of a number of our common shares that is equal to the quotient determined by dividing $1.0 million by the price per share of our common stock first offered to the public in the IPO. Such award will be granted 50% vested, and the remaining 50% will vest as to one-third of the unvested shares on the first anniversary of the IPO and as to the final two-thirds of the unvested shares on each three-month anniversary thereafter until all shares have vested on the third anniversary of the IPO. If Ms. Hong’s employment is terminated by us without Cause (as defined below) or by her for Good Reason (as defined below) during the six months preceding an IPO, she is entitled to receive a one-time cash payment equal to $500,000.

If Ms. Hong’s employment is terminated by us with Cause we will pay Ms. Hong any accrued and unpaid portion of her base salary and paid time off through the date of her termination of employment and any bonus earned for the prior fiscal year, payable according to normal payroll practices. If Ms. Hong’s employment is terminated due to her death or Disability (as defined in Ms. Hong’s employment agreement), she is also entitled to a prorated portion of the annual target bonus earned for the fiscal year in which such termination occurs. Upon a termination of employment by us without Cause or by Ms. Hong for Good Reason, she is entitled severance equal to twelve months’ of current base salary, payable in installments in accordance with our normal payroll procedures during the twelve-month period following Ms. Hong’s termination of employment, and payment of Ms. Hong’s then current target annual bonus, which would be paid at such time as bonuses are paid to our executives generally. Receipt of the severance payments is subject to Ms. Hong executing (and not revoking) a general release of claims and any cash severance amounts payable to Ms. Hong are subject to reduction by any amounts received under other employment or service engagements during the 12-month period immediately following a termination of Ms. Hong’s employment.

Ms. Hong’s agreement provides that that if Ms. Hong is to receive any payments that would be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended, the total payments shall be reduced if and to the extent that a reduction of the total payments would result in retaining a larger amount on an after-tax basis than if she received the entire amount of such total payments.

For purposes of Ms. Hong’s employment agreement, “Good Reason” means the following: (i) any material adverse change in the authority, responsibilities or duties such that Ms. Hong no longer has the title of, or serves or functions as, our Chief Executive Officer (except due to illness (either physical or mental) or other incapacity or excused absence or vacation), (ii) a material breach by us of Ms. Hong’s employment agreement (including, without limitation, any reduction in Ms. Hong’s base salary or bonus opportunity), (iii) a relocation of Ms. Hong’s principal business location to an area outside of the Los Angeles, California metropolitan area or (iv) the failure of any successor (whether direct or indirect and whether by merger, acquisition, consolidation, asset sale or otherwise) to assume in writing our obligations set forth in Ms. Hong’s employment agreement.

For purposes of Ms. Hong’s employment agreement, “Cause” means (i) the conviction of a felony (or entry of a plea of guilty or “no contest” with respect to a felony), (ii) fraudulent conduct, (iii) willful refusal to materially perform duties (except during periods when Ms. Hong is unable to perform such duties as a result of illness (either physical or mental) or other incapacity or excused absence or vacation) consistent with Ms. Hong’s position and title as reasonably directed by our board of directors, (iv) willful misconduct which has a material adverse effect on the business or reputation of us or any of our subsidiaries or (v) a material breach by Ms. Hong of the obligations set forth in Ms. Hong’s employment agreement.

Pursuant to the terms of her employment agreement, Ms. Hong is also subject to a covenant not to solicit employees or customers for a period of 12 months following her termination of employment for any reason, and a covenant to not disclose any confidential information (as defined in Ms. Hong’s employment agreement) for a period of five years following a termination of Ms. Hong’s employment for any reason.

Kay Hong Incentive Units

Ms. Hong received Class H and Class J units (together, “CEO Incentive Units”) on January 30, 2017 pursuant to an individual Incentive Unit Grant Agreement. The CEO Incentive Units are intended to constitute “profits interests” for tax purposes, which function similarly to a grant of restricted stock, and were awarded at no cost to Ms. Hong. Subject to Ms. Hong’s continued employment through the applicable vesting date, the CEO Incentive Units time vest as to 20% of the award on the first anniversary of the grant date, and as to 5% of the award every three months thereafter until the Incentive Units are 100% vested on the 5th anniversary of the grant date.

Under the Torrid LLC Agreement, holders of Torrid Holding LLC’s units are entitled to distributions as at such times and in such amounts as determined by our board of directors, with a first priority return of accumulated and unpaid yield and a fixed dollar return paid to the holder of Class L Units, and thereafter, pro rata sharing among the holders of various classes of Torrid Holding LLC’s vested units on a pro rata basis (including the vested CEO Incentive Units), with each additional class of vested units participating upon the achievement of various hurdle rates set forth in the Torrid LLC Agreement.

Pursuant to the Incentive Grant Agreement, if Ms. Hong’s employment with us terminates for Cause prior to the fifth anniversary of the grant date or if Ms. Hong provides any services to any of our competitors during the term of her employment or during the one year period following her termination of employment or otherwise violates any of the terms of any restrictive covenants between Ms. Hong and us, all CEO Incentive Units are forfeited and cancelled for no consideration. Upon Ms. Hong’s termination of employment on or prior to the fifth anniversary of the grant date for any reason other than as specified in the immediately preceding sentence, (i) all unvested CEO Incentive Units are immediately forfeited and cancelled for no consideration and (ii) during the one-year period following Ms. Hong’s termination of employment, all vested CEO Incentive Units will be subject to repurchase by us at their fair market value.

The above vesting restrictions and repurchase rights expire on the first to occur of a “Change of Control,” an “Approved Sale” (each, as defined above) or January 30, 2022.

Potential Payments upon Termination or Change of Control

Other than (i) pursuant to Ms. Hong’s employment agreement as described in “—Employment Agreements and Equity Arrangements with our Current Chief Executive Officer” or (ii) pursuant to Ms. Hong’s and our NEO’s incentive units as described in “—Long-Term Incentives” above, none of our NEOs have a right to receive severance or other benefits upon a change in control or a termination following a change in control.

Director Compensation

During fiscal year 2016, other than the compensation provided to Ms. Harper, as discussed below, none of our directors has received any cash, equity or other compensation for services rendered to us. Our directors and any of their respective affiliates are reimbursed for any out-of-pocket expenses incurred in connection with the performance of their duties as our directors. Ms. Harper receives annual compensation of $100,000 in exchange for her services on our board of directors, which is reflected in the Summary Compensation Table above and prorated for the period of time during fiscal year 2016 that Ms. Harper served on our board of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth information as of                 , 2017 regarding the beneficial ownership of our common stock (1) immediately prior to and (2) as adjusted to give effect to this offering, by:

•	each person or group who is known by us to own beneficially more than 5% of our outstanding shares of our common stock;

•	each of our named executive officers;

•	each of our directors and director nominees;

•	all of our executive officers and directors as a group; and

•	each selling stockholder.

For further information regarding material transactions between us and certain of our stockholders, see “Certain Relationships and Related Party Transactions.”

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of                 , 2017 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on                  shares of common stock outstanding and                  shares of common stock to be outstanding after the completion of this offering, assuming no exercise of the option to purchase additional shares, or                  shares, assuming full exercise of the underwriters’ option to purchase additional shares. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o Torrid Inc., 18501 E. San Jose Ave., City of Industry, California 91748.

	Shares Beneficially Owned Prior to This Offering		Shares to Be Sold in This Offering Assuming No Exercise of Overallotment Option	Shares to Be Sold in This Offering Assuming Full Exercise of Overallotment Option	Shares Beneficially Owned After This Offering Assuming No Exercise of Overallotment Option		Shares Beneficially Owned After This Offering Assuming Full Exercise of Overallotment Option
Name	Number	Percent	Number	Number	Number	Percent	Number	Percent
5% Stockholders:
Funds Managed by Sycamore Partners Management, L.P.(1)
Executive Officers and Directors:
Kay Hong
George Wehlitz, Jr.
Elizabeth Muñoz
Kate Horton
Stefan Kaluzny(1)
Peter Morrow(1)
Lisa Harper
All executive officers and directors as a group (7 persons)
Other Selling Stockholders

*	Represents beneficial ownership of less than one percent (1%) of our outstanding common stock.

(1)	Includes shares of common stock held directly by Sycamore Partners Torrid, L.L.C. and New Torrid Holding LLC and shares of common stock held indirectly (through their respective ownership in Sycamore Partners Torrid, L.L.C. and New Torrid Holding LLC) by (a) Sycamore Partners, L.P, (b) Sycamore Partners Associates-C, L.P., (c) Sycamore Partners Associates, L.P., (d) Sycamore Partners Associates Investments, L.P., (e) Sycamore Partners (Co-Invest), L.L.C. and (f) Sycamore Partners Associates Co-Invest, Inc. (the entities listed in clauses (a) through (f) above, the “Sycamore Entities”), each of which is a fund managed by Sycamore. Sycamore may be deemed to be the beneficial owner of the shares owned by Sycamore Partners Torrid, L.L.C., New Torrid Holding LLC and the Sycamore Entities, but disclaims beneficial ownership pursuant to the rules under the Securities Exchange Act of 1934, as amended. Each of Mr. Kaluzny and Mr. Morrow is a managing director of Sycamore, and each may be deemed to be the beneficial owner of shares owned by Sycamore Partners Torrid, L.L.C., New Torrid Holding LLC and the Sycamore Entities. Each of Mr. Kaluzny and Mr. Morrow disclaims beneficial ownership of any securities owned by Sycamore Partners Torrid, L.L.C., New Torrid Holding LLC and the Sycamore Entities, except, in each case, to the extent of his pecuniary interest therein. The address for Sycamore, Sycamore Partners Torrid, L.L.C., New Torrid Holding LLC, the Sycamore Entities, Mr. Kaluzny and Mr. Morrow is c/o Sycamore Partners Management, L.P., 9 W. 57th Street, 31st Floor, New York, NY 10019.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In connection with this offering, we will adopt a written policy with respect to related party transactions. Under our related person transaction policy, a “Related Person Transaction” is any transaction, arrangement or relationship between us or any of our subsidiaries and a Related Person not including any transactions involving $120,000 or less when aggregated with all similar transactions. A “Related Person” is any of our executive officers, directors or director nominees, any stockholder beneficially owning in excess of 5% of our stock or securities exchangeable for our stock, any immediate family member of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is an executive officer, a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest in such entity.

Pursuant to our Related Person Transaction policy, any Related Person Transaction must be approved or ratified by a majority of the disinterested directors on our board of directors or a designated committee thereof consisting solely of disinterested directors. In approving any Related Person Transaction, our board of directors or the committee must determine that the transaction is on terms no less favorable in the aggregate than those generally available to an unaffiliated third party under similar circumstances.

Transition Services Agreement & Services Agreement with Hot Topic

In connection with the Separation, we entered into a transition services agreement with Hot Topic, dated May 1, 2015 (the “Transition Services Agreement”). During fiscal years 2015 and 2016, we incurred $33.0 million and $32.9 million, respectively, in charges from Hot Topic for various services provided under the Transition Services Agreement. As of January 30, 2016 and January 28, 2017, we owed $3.4 million and $3.2 million, respectively, to Hot Topic under the Transition Services Agreement, which amount is included as due to related parties in our consolidated balance sheets.

On June 2, 2017, we terminated the Transition Services Agreement and entered into a new services agreement with Hot Topic (the “Services Agreement”). Pursuant to the Services Agreement, we will continue to receive certain services, including distribution, information technology and real estate management services. The provision of services under the Services Agreement will expire in 2020, unless we elect to terminate the agreement (or certain services under the agreement) prior to that time. The notice requirement for early termination is 18 months or as otherwise agreed by us and Hot Topic. The Services Agreement may be extended beyond June 2, 2020 upon mutual agreement. The amounts we pay for the services provided pursuant to the Services Agreement vary depending upon the service. We are generally invoiced by Hot Topic monthly for these amounts and are generally required to remit payment to Hot Topic within 30 days of receiving an invoice. In addition, we are required to reimburse Hot Topic for certain costs and expenses incurred by Hot Topic on our behalf in the course of providing these services, including capital investments requested or approved by us, rent payments for additional leased space and license fees.

Since the Separation, we have made investments in our business so that we can operate as a standalone business. The services we continue to receive under the Services Agreement are commercially available from other third parties. As a result, we do not expect the expiration of the services under the Services Agreement to have an adverse impact on our business.

Advisory Services Agreement

In connection with the Separation, we entered into an advisory services agreement with Sycamore, dated May 1, 2015 (the “Advisory Services Agreement”), pursuant to which Sycamore agreed to provide strategic planning and other related services to us. We are obligated to reimburse Sycamore for their expenses incurred in connection with providing such advisory services to us. As of the end of fiscal year 2016, there were no amounts due, and during fiscal year 2016 no amounts were paid, under this agreement. During fiscal year 2015, we reimbursed a de minimis amount to Sycamore for certain expenses they incurred on our behalf under the Advisory Services Agreement. Sycamore’s liability in connection with its performance of the services under the agreement is limited to that arising from its gross negligence or willful misconduct and we, along with our subsidiaries and affiliates, are responsible for indemnifying Sycamore against all claims relating to the agreement except to the extent arising from Sycamore’s gross negligence or willful misconduct. The Advisory Services Agreement will expire by its terms on May 1, 2025 and will automatically be renewed on an annual basis thereafter unless we or Sycamore provides 90 days’ prior written notice of our intent not to renew prior to the end of the then-current term. On                 , 2017, we entered into a termination agreement with respect to the Advisory Services Agreement providing that the Advisory Services Agreement will automatically terminate upon the completion of this offering.

Related Party Merchandising and Stores

MGF Sourcing US, LLC, an entity indirectly controlled by affiliates of Sycamore, is one of our suppliers. Purchases from this supplier totaled $8.7 million, $12.1 million and $18.4 million during fiscal years 2014, 2015 and 2016, respectively, and $4.1 million and $6.5 million during the first quarter of fiscal years 2016 and 2017, respectively. Prices paid to this supplier are negotiated on an arms-length basis and are substantially similar to the prices that we would pay to other suppliers of similar goods.

HU Merchandising LLC, a subsidiary of Hot Topic and an entity indirectly controlled by affiliates of Sycamore, is one of our suppliers. During the first quarter of fiscal year 2017, purchases from this supplier were $0.2 million and no purchases were made in the first quarter of fiscal 2016. Prices paid to this supplier are negotiated on an arms-length basis and are substantially similar to the prices we would pay to other suppliers of similar goods. For certain of our goods, Hot Topic provides us with licensing services, such as license procurement and design services. We pay Hot Topic $0.1 million each fiscal quarter for these services.

During the first quarter of fiscal year 2017, we entered into an agreement with Hot Topic under which Hot Topic will move into the retail store space of two Torrid stores closing during the second quarter of fiscal year 2017 in connection with the closing of the Lovesick test concept. As a result of this agreement and with landlord consent, we will avoid certain costs associated with terminating our lease agreements and pay Hot Topic $0.2 million in the aggregate. This expense was recorded as a component of cost of goods sold and the liability is included in due to related parties in our consolidated balance sheets.

Stockholders’ Agreement

In connection with this offering, we will enter into a Stockholders’ Agreement with Sycamore (the “Stockholders’ Agreement”). The Stockholders’ Agreement will provide Sycamore with certain rights with respect to the designation of directors to serve on our board of directors. As set forth in the Stockholders’ Agreement, for so long as Sycamore beneficially owns at least 50% of our common stock, it will be entitled to designate for nomination a majority of our board of directors. When Sycamore beneficially owns less than 50% of our common stock but owns at least 10% of our common stock, Sycamore will be entitled to designate for nomination a number of directors in proportion to its ownership of our common stock, rounded up to the nearest whole number. When Sycamore owns less than 10% of our common stock but owns at least 5% of our common stock, Sycamore will be entitled to designate for nomination the greater of (i) a number of directors in proportion to its ownership of our common stock, rounded up to the nearest whole number, and (ii) one director.

Registration Rights Agreement

In connection with this offering, we will enter into a registration rights agreement pursuant to which we will grant certain registration rights to certain funds managed by Sycamore and its affiliates and certain of their transferees, including the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act our common stock held by them. In addition, we will commit to file as promptly as possible after receiving a request from Sycamore, a shelf registration statement registering secondary sales of our common stock held by Sycamore. Sycamore also will have the right to exercise certain piggyback registration rights in respect of common stock held by them in connection with registered offerings requested by other registration rights holders or initiated by us.

Related Party Promissory Note

On May 1, 2015, we issued a $45 million promissory note to our parent, Torrid Holding LLC, due on or before May 1, 2018. On June 16, 2016, we made a $29.8 million repayment of the related party promissory note and paid $0.2 million of related interest. We pay interest on the related party promissory note at an annual compounding rate of 0.43% upon maturity of the related party promissory note. As of the end of fiscal year 2016, there was a $15.2 million lump sum principal payment due on the May 1, 2018 maturity date and the total amount of interest owed was $0.1 million. We expect the related party promissory note to be extinguished by operation of law in connection with the Distribution.

Issuance of Incentive Units by Torrid Holding LLC

During fiscal year 2016, our parent, Torrid Holding LLC, issued 2.3 million Class E, Class F, Class G and Class H Torrid incentive units in the aggregate, net of forfeitures, to certain members of our management, including certain of our Named Executive Officers. During fiscal year 2016, we incurred $63.9 million of share based compensation expense related to these issuances and issuances made during fiscal year 2015. For more information, see Note 11 to our audited consolidated financial statements included elsewhere in this prospectus.

DESCRIPTION OF CERTAIN INDEBTEDNESS

ABL Facility

On May 1, 2015, Torrid LLC (the “Lead Borrower”), the other borrowers party thereto and the Company (f/k/a Torrid Holding Corp.) entered into a $50.0 million senior secured asset based revolving Credit Agreement with Bank of America, N.A., as administrative agent and collateral agent, and certain other lenders party thereto. The ABL Facility is available to be used for working capital, capital expenditures and other general corporate purposes and has a scheduled maturity date of April 30, 2020. The ABL Facility contains sub-facilities which allow for swing line advances of up to $5.0 million and up to $5.0 million to be available in the form of letters of credit.

Borrowings under the ABL Facility bear interest at a rate equal to either LIBOR or “base rate” plus an applicable margin rate (the “Applicable Margin”). The Applicable Margin is determined based on excess availability, which measures the difference between (A) the lesser of (i) the aggregate commitments under the ABL Facility and (ii) the then-existing borrowing base (the “Loan Cap”) and (B) total outstandings under the ABL Facility. The borrowing base components are 90% of eligible credit card receivables, plus 90% of the cost of eligible inventory (to be increased by the seasonal advance rate increase percentage during the seasonal over-advance period) (net of inventory reserves), plus 90% of the liquidation value of eligible in-transit inventory (to be increased by the seasonal advance rate increase percentage during the seasonal over-advance period) (net of inventory reserves), minus the amount of availability reserves. As of January 28, 2017, we had $6.9 million outstanding under the ABL Facility and $42.3 million available under the ABL Facility. The Applicable Margin for LIBOR-based advances is 2.00% per annum or 1.75% if excess availability is greater than 50% of the aggregate commitments, and for base rate-based advances is 1.00% per annum or 0.75% if excess availability is greater than 50% of the aggregate commitments. There is also a fronting fee payable quarterly in arrears of 0.125% per annum based on the daily amount available to be drawn for each such letter of credit outstanding during such quarter.

Fees payable under the ABL Facility are equal to 0.25% per annum, if the average daily total outstandings under the ABL Facility is greater than 50% of the aggregate commitments, or 0.375% per annum, if the average daily total outstandings under the ABL Facility is less than 50% of the aggregate commitments, payable quarterly in arrears on the first business day of each January, April, July and October. Additionally, letter of credit fees for outstanding letter of credit balances are payable quarterly in arrears (i) with respect to commercial letters of credit, at a rate per annum equal to fifty percent (50%) of the Applicable Margin for LIBOR-based advances and (ii) with respect to standby letters of credit, at a rate per annum equal to the Applicable Margin for LIBOR-based advances, in each case based on the daily stated amount for each such letter of credit outstanding during such quarter.

Interest payments under the ABL Facility are due on the first day of each month for base rate-based advances and on the last day of the interest period for LIBOR-based advances for interest periods of one, three and six months (or if available to all lenders, twelve months), and additionally every three months after the first day of the interest period for LIBOR-based advances for interest periods of greater than three months.

Voluntary prepayments are permitted in whole or in part, without premium or penalty, subject to certain minimum prepayment requirements and payment of costs and expenses incurred by the lenders in connection with prepayment of LIBOR-based borrowings prior to the end of the applicable interest period for such borrowings.

Torrid LLC may terminate in whole or reduce in certain multiples the amount of commitments under the ABL Facility upon five business days’ notice to the lender, subject to certain minimum reduction requirements.

Borrowings under the ABL Facility are subject to the accuracy of representations and warranties in all material respects and the absence of any defaults.

The ABL Facility contains customary covenants and restrictions on the Company, and its restricted subsidiaries’ activities, including, but not limited to, limitations on the incurrence of additional indebtedness; liens, investments, loans, asset sales, mergers, acquisitions and prepayment of other debt; distributions, dividends and the repurchase of capital stock; transactions with affiliates; amendments to material documents; the ability to change the nature of our business or our fiscal year; and permitted activities.

The ABL Facility requires that availability be not less than the greater of 10% of the Loan Cap or $5.0 million at any time.

Events of default under the ABL Facility include, but are not limited to, (1) Torrid LLC’s failure to pay principal, interest, fees or other amounts under the ABL Facility when due taking into account any applicable grace period; (2) any representation or warranty proving to have been incorrect in any material respect when made; (3) failure to perform or observe certain covenants or other terms of the ABL Facility subject to certain grace periods; (4) a cross default or failure to pay certain other debt; (5) bankruptcy events; (6) unsatisfied final judgments over a threshold; (7) a change of control; (8) certain defaults under the Employee Retirement Income Security Act of 1974; and (9) the invalidity or impairment of any loan document, subordination provision or any security interest.

All obligations under the ABL Facility are guaranteed by the Company and certain of its domestic subsidiaries and secured by a lien on substantially all of the assets of the Company and certain of its domestic subsidiaries, including all fixtures and equipment; all intellectual property; all equity interests in Torrid LLC and other domestic subsidiaries of the Company; general intangibles; all proceeds of insurance; all books and records; and all other proceeds.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our certificate of incorporation and bylaws as they will be in effect upon completion of this offering. The following description may not contain all of the information that is important to you. To understand them fully, you should read our certificate of incorporation and bylaws, copies of which are or will be filed with the SEC as exhibits to the registration statement, of which this prospectus is a part.

Authorized Capitalization

Our authorized capital stock consists of                  shares of common stock, par value $0.01 per share, and                      shares of preferred stock, par value $0.01 per share. On                     , 2017, there were                      shares of our common stock outstanding, held of record by approximately                      stockholders. Based upon (1)    shares of our common stock outstanding as of                      and (2) the issuance of                      shares of common stock in this offering, there will be                      shares of our common stock outstanding upon completion of this offering, and shares of preferred stock will be outstanding.

As of                     , 2017, there were                      shares of our common stock subject to outstanding options.

Common Stock

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Subject to any rights that may be applicable to any then outstanding preferred stock, our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law. Holders of our common stock will not have cumulative voting rights. Except in respect of matters relating to the election removal of directors on our board of directors and as otherwise provided in our certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. Because we are a holding company, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. See “Description of Certain Indebtedness.” See also “Dividend Policy.”

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable. There will be no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Listing

We will apply for listing of our common stock on the NYSE under the symbol “CURV.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC.

Preferred Stock

Our certificate of incorporation will authorize our board of directors to provide for the issuance of shares of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any of the preferred stock.

Corporate Opportunity

As permitted under the DGCL, in our certificate of incorporation, we renounce any interest or expectancy in, or any offer of an opportunity to participate in, specified business opportunities that are presented to us or one or more of our officers, directors or stockholders. In recognition that directors, officers and/or employees of Sycamore may serve as directors and/or officers of ours, and Sycamore and its affiliates, not including us (the “Sycamore Entities”), may engage in similar activities or lines of business that we do, our certificate of incorporation provides for the allocation of certain corporate opportunities between us and the Sycamore Entities. Specifically, none of the Sycamore Entities have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that a director or officer of Sycamore who is also a director or officer of ours acquires knowledge of a potential transaction or matter which may be a corporate opportunity for any of the Sycamore Entities and us, we will not have any expectancy in such corporate opportunity, and the director or officer will not have any duty to present such corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. A corporate opportunity that an officer or director of ours who is also a director or officer of any of the Sycamore Entities acquires knowledge of will not belong to us unless the corporate opportunity at issue is expressly offered in writing to such person solely in his or her capacity as a director or officer of ours. In addition, even if a business opportunity is presented to an officer or director of any of the Sycamore Entities in his or her capacity as an officer or director of ours, the following corporate opportunities will not belong to us: (1) those we are not financially able, contractually permitted or legally able to undertake;

(2) those not in our line of business; (3) those of no practical advantage to us; and (4) those in which we have no interest or reasonable expectancy. Except with respect to our directors and/or officers that are also directors and/or officers of any of the Sycamore Entities, the corporate opportunity doctrine applies as construed pursuant to applicable Delaware laws, without limitation.

Antitakeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and our bylaws will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Action By Written Consent, Special Meeting of Stockholders and Advance Notice Requirements for Stockholder Proposals

Our certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting once Sycamore ceases to beneficially own more than 50% of our outstanding shares. Our certificate of incorporation and bylaws will also provide that, except as otherwise required by law, special meetings of the stockholders can be called only pursuant to a resolution adopted by a majority of the total number of directors that we would have if there were no vacancies or, until the date that Sycamore ceases to beneficially own more than 50% of our outstanding shares, at the request of holders of 50% or more of our outstanding shares. Except as described above, stockholders will not be permitted to call a special meeting or to require our board of directors to call a special meeting.

In addition, our bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder’s intention to bring such business before the meeting.

These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

Classified Board of Directors

Our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. In addition, because our board will be classified, under the DGCL, directors may only be removed for cause.

Removal of Directors

Our certificate of incorporation will provide that directors may be removed with or without cause at any time upon the affirmative vote of holders of at least a majority of the votes to which all the stockholders would be entitled to cast until Sycamore ceases to beneficially own more than 50% of our outstanding shares. After such time directors may only be removed from office for cause and only upon the affirmative vote of at least 75% of the voting power of our outstanding shares of common stock.

Amendment to Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended, altered, changed or repealed by a majority vote of our board of directors, provided that, in addition to any other vote otherwise required by law, after the date on which Sycamore ceases to beneficially own more than 50% of our outstanding shares, the affirmative vote of at least 75% of the voting power of our outstanding shares of common stock will be required to amend, alter, change or repeal our bylaws. Additionally, after the date on which Sycamore ceases to beneficially own more than 50% of our outstanding shares, the affirmative vote of at least 75% of the voting power of the outstanding shares of capital stock entitled to vote on the adoption, alteration, amendment or repeal of our certificate of incorporation, voting as a single class, will be required to amend or repeal or to adopt any provision inconsistent with specified provisions of our certificate of incorporation. This requirement of a supermajority vote to approve amendments to our certificate of incorporation and bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

Delaware Anti-Takeover Statute

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless: (1) our board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder; (2) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans); or (3) the merger transaction is approved by our board of directors and by the affirmative vote at a meeting, not by written consent, of stockholders of 2/3 of the holders of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.

While we have elected in our certificate of incorporation to opt out of Section 203 of the DGCL, our certificate of incorporation contains provisions that have the same effect as Section 203 of the DGCL, except that they provide that investment funds affiliated with Sycamore will not be deemed to be an “interested stockholder” and accordingly will not be subject to such restrictions.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock.

Sale of Restricted Shares

Upon completion of this offering, we will have                      shares of common stock outstanding. Of these shares of common stock, the                      shares of common stock being sold by the selling stockholders in this offering (including any shares sold by the selling stockholders upon exercise of the underwriters’ option to purchase additional shares), will be freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining                      shares of common stock held by our existing stockholders upon completion of this offering will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and 701 under the Securities Act, which rules are summarized below. These remaining shares of common stock held by our existing stockholders upon completion of this offering will be available for sale in the public market after the expiration of the lock-up agreements described in “Underwriting,” taking into account the provisions of Rules 144 and 701 under the Securities Act.

Rule 144

In general, under Rule 144, as currently in effect, a person who is not deemed to be our affiliate for purposes of Rule 144 or to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares of common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares of common stock without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares of common stock without complying with any of the requirements of Rule 144. In general, six months after the effective date of the registration statement of which this prospectus forms a part, under Rule 144, as currently in effect, our affiliates or persons selling shares of common stock on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of common stock that does not exceed the greater of (1) 1% of the number of shares of common stock then outstanding and (2) the average weekly trading volume of the shares of common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 by our affiliates or persons selling shares of common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who acquired shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

10b5-1 Plans

Prior to or after the completion of the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Lock-Up Agreements

We, each of our officers and directors and the selling stockholders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock during the period from the date of the underwriting agreement to be executed by us in connection with this offering continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of             . See “Underwriting.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder that purchases shares of our common stock in this offering. For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation (or entity treated as a foreign corporation for U.S. federal income tax purposes); or

•	a foreign estate or foreign trust.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership holding our common stock, then you should consult your own tax advisor.

This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax considerations that we describe in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the U.S. federal income tax or with non-U.S., state or local tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	“qualified foreign pension funds” (within the meaning of Section 897(1)(2) of the Code and entities, all of the interests of which are held by qualified foreign pension funds);

•	tax-qualified retirement plans;

•	controlled foreign corporations;

•	passive foreign investment companies; and

•	investors in pass-through entities that are subject to special treatment under the Code.

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (within the meaning of Section 1221 of the Code).

If you are considering the purchase of our common stock, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law or under the laws of any other taxing jurisdiction.

Dividends

As discussed under the section entitled “Dividend Policy” above, we do not currently anticipate paying dividends. In the event that we do make a distribution of cash or property (other than certain stock distributions) with respect to our common stock (or certain redemptions that are treated as distributions with respect to common stock), any such distributions will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are generally attributable to a United States permanent establishment or fixed base, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements including delivery of a properly executed IRS Form W-8ECI must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock that is taxed to you as described below under the heading “Gain on Disposition of Common Stock.” Your adjusted tax basis is generally the purchase price of such shares, reduced by the amount of any such tax-free returns of capital.

If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax for dividends, then you must (a) provide the withholding agent with a properly completed IRS

Form W-8BEN or IRS form W-8BEN-E (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships).

If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain on Disposition of Common Stock

Subject to the discussion below under “Legislation Affecting Taxation of Common Stock Held By or Through Foreign Entities,” you generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

•	the gain is effectively connected with a trade or business you conduct in the United States, and, in cases in which certain tax treaties apply, is attributable to a United States permanent establishment or fixed base;

•	if you are an individual, you are present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition, and you have a “tax home” (as defined in the Code) in the United States; or

•	we are or have been during a specified testing period a “U.S. real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes, and certain other conditions are met.

We believe that we have not been and are not, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our US real property interests relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period. If we were to become a USRPHC and our common stock were not considered to be “regularly traded” on an established securities market during the calendar year in which the relevant disposition by a non-U.S. holder occurs, such non-U.S. holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a sale or other taxable disposition of our common stock and a 15% withholding tax would apply to the gross proceeds from such disposition. If you are an individual described in the first bullet point above, you will be subject to tax on the gain derived from the sale under regular graduated United States federal income tax rates. If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though you are not considered a resident of the United States) but may not be offset by any capital loss carryovers. If you are a foreign corporation described in the first bullet point above, you will be subject to tax on your gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding tax (currently at a rate of 28%) with respect to dividends paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN or IRS Form W-8BEN-E) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

•	If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN or IRS Form W-8BEN-E) that you are not a U.S. person or you otherwise establish an exemption.

•	If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a “U.S.-related person”), information reporting and backup withholding tax generally will not apply.

•	If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on IRS Form W-8BEN or IRS Form W-8BEN-E) that you are not a U.S. person or you otherwise establish an exemption.

Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

Legislation Affecting Taxation of Common Stock Held By or Through Foreign Entities

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each direct and indirect substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules.

If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock at any time, and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019.

THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Jefferies LLC
Robert W. Baird & Co. Incorporated
Telsey Advisory Group LLC
William Blair & Company, L.L.C.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $        per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares from the selling stockholders.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $     and are payable by us.

Option to Purchase Additional Shares

The selling stockholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to             additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase from the selling stockholders a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to             of the shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We, the selling stockholders, our executive officers and directors and certain of our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of             . Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. Subject to certain exceptions, it also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Listing

We expect the shares to be approved for listing on the NYSE under the symbol “CURV.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our Company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future net sales,

•	the present state of our development,

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the                 , in the over-the-counter market or otherwise.

Neither we, the selling stockholders nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Certain of the underwriters or their affiliates are agents, lenders and arrangers under the ABL Facility.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area, no offer of shares which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares referred to in (a) to (c) above shall result in a requirement for the Company or any Representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of shares is made or who receives any communication in respect of an offer of shares, or who initially acquires any shares will be deemed to have represented, warranted, acknowledged and agreed to and with each Representative and the Company that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the Representatives has been given to the offer or resale; or where shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

The Company, the Representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the Representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the Representatives have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the Representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.

571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, New York, New York. Kirkland & Ellis LLP represents entities affiliated with Sycamore in connection with legal matters. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements as of January 30, 2016 and January 28, 2017 and for each of the two years in the period ended January 28, 2017 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Torrid Inc. as of and for the period ended January 31, 2015, included in this prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

CHANGE IN AUDITORS

On December 8, 2015, the Company’s board of directors engaged PricewaterhouseCoopers LLP (“PwC”) as our independent registered public accounting firm for the year ended January 30, 2016. As a result of the engagement of PwC, we dismissed Ernst & Young LLP (“EY”) as our independent auditor, which dismissal was approved by our board of directors.

During the audit of the year ended January 31, 2015 and the subsequent interim period up to the date of EY’s dismissal, there were no disagreements with EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to EY’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report for such period and there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K. The report of EY on the financial statements of the Company as of and for the year ended January 31, 2015 did not contain any adverse opinions or disclaimer of opinion and was not qualified as to uncertainty, audit scope or accounting principles. During the fiscal year ended January 31, 2015, and the subsequent interim period through December 8, 2015, neither the Company, nor any person on its behalf, consulted PwC with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided to the Company by PwC that PwC concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is described in Item 304(a)(1)(v) of Regulation S-K.

We requested EY to provide us with a letter addressed to the SEC stating whether or not EY agrees with the above disclosure. A copy of EY’s letter, dated July 10, 2017, is attached as Exhibit 16.1 to the registration statement of which this prospectus is a part.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits, contains additional relevant information about us and our common stock. The rules and regulations of the SEC allow us to omit from this document certain information included in the registration statement.

You may read and copy the reports and other information we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC’s website is an inactive textual reference only and is not a hyperlink.

Upon completion of this offering, we will become subject to the reporting, proxy and information requirements of the Exchange Act, and as a result will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to above, as well as on our website, www.torrid.com. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

We intend to furnish our stockholders with annual reports containing audited financial statements and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

TORRID INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page No.
Reports of Independent Registered Public Accounting Firms	F-2
Consolidated Financial Statements
Consolidated Balance Sheets as of January 30, 2016 and January 28, 2017	F-4
Consolidated Statements of Operations and Comprehensive Income (Loss) for the fiscal years ended January 31, 2015, January 30, 2016 and January 28, 2017	F-5
Consolidated Statements of Stockholder’s Equity for the fiscal years ended January 31, 2015, January 30, 2016 and January 28, 2017	F-6
Consolidated Statements of Cash Flows for the fiscal years ended January 31, 2015, January 30, 2016 and January 28, 2017	F-7
Notes to Consolidated Financial Statements	F-8
Schedule I—Condensed Financial Information of the Registrant	F-30
Unaudited Consolidated Financial Statements
Consolidated Balance Sheets as of January 28, 2017 and April 29, 2017	F-34
Consolidated Statements of Operations and Comprehensive Income for the three months ended April 30, 2016 and the three months ended April 29, 2017	F-35
Consolidated Statements of Cash Flows for the three months ended April 30, 2016 and the three months ended April 29, 2017	F-36
Notes to Unaudited Consolidated Financial Statements	F-37

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of Torrid Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income (loss), of stockholder’s equity, and of cash flows present fairly, in all material respects, the financial position of Torrid Inc. and its subsidiaries as of January 30, 2016 and January 28, 2017, and the results of their operations and their cash flows for each of the two years in the period ended January 28, 2017 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it classifies deferred taxes as of January 28, 2017.

/s/ PricewaterhouseCoopers LLP

Irvine, California

April 13, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of Torrid Inc.

We have audited the consolidated statements of income and comprehensive income, parent company equity and cash flows of Torrid Inc. (and subsidiaries) for the year ended January 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Torrid Inc. and subsidiaries at January 31, 2015, and the consolidated results of their operations and their cash flows for the year ended January 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Los Angeles, California

May 17, 2017

TORRID INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	January 30, 2016	January 28, 2017
Assets
Current assets:
Cash and cash equivalents	$33,164	$9,583
Restricted cash	99	102
Inventory	67,225	103,371
Prepaid expenses and other current assets	11,887	10,130
Deferred tax asset	6,488	—

Total current assets	118,863	123,186

Property and equipment, net	88,819	131,512
Deposits and other noncurrent assets	413	386
Deferred tax asset	—	1,280
Intangibles, net	9,909	9,422

Total assets	$218,004	$265,786

Liabilities and stockholder’s equity
Current liabilities:
Accounts payable	$16,545	$19,795
Accrued and other current liabilities	47,568	66,828
Borrowings under credit facility	—	6,875
Due to related parties	8,732	16,605
Income taxes payable	6,071	2,695

Total current liabilities	78,916	112,798

Deferred rent and other noncurrent liabilities	20,282	35,409
Deferred tax liability	10,472	2,790
Deferred compensation	1,051	2,672
Related party promissory note	45,000	15,209

Total liabilities	155,721	168,878

Commitments and contingencies (see Note 13)

Stockholder’s equity:
Common shares: $0.01 par value; 1,000 shares authorized; 1 share issued and outstanding at January 30, 2016 and January 28, 2017	—	—
Additional paid-in capital	261,667	325,349
Accumulated deficit	(199,351)	(228,448)
Accumulated other comprehensive income (loss)	(33)	7

Total stockholder’s equity	62,283	96,908

Total liabilities and stockholder’s equity	$218,004	$265,786

The accompanying notes are an integral part of these consolidated financial statements.

TORRID INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except share data)

	Fiscal Year Ended
	January 31, 2015	January 30, 2016	January 28, 2017
Net sales	$292,771	$440,722	$640,172
Cost of goods sold	187,201	267,755	388,517

Gross profit	105,570	172,967	251,655
Selling, general and administrative expenses	101,153	152,193	191,655
Share-based compensation	750	56	63,901
Impairment charges (including goodwill impairment of $139,599 in fiscal year 2015)	383	198,784	3,214

Income (loss) from operations	3,284	(178,066)	(7,115)
Interest expense and other, net	—	(460)	(260)

Income (loss) before provision (benefit) for income taxes	3,284	(178,526)	(7,375)
Provision (benefit) for income taxes	1,664	(14,742)	21,722

Net income (loss)	$1,620	$(163,784)	$(29,097)

Comprehensive income (loss):
Net income (loss)	$1,620	$(163,784)	$(29,097)

Other comprehensive income (loss):
Foreign currency translation adjustment	—	(33)	40

Total other comprehensive income (loss)	—	(33)	40

Comprehensive income (loss)	$1,620	$(163,817)	$(29,057)

Net loss per share:
Basic and diluted	n/a	$(163,784)	$(29,097)
Weighted average number of shares:
Basic and diluted	n/a	1	1

The accompanying notes are an integral part of these consolidated financial statements.

TORRID INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

(in thousands, except share data)

	Common Shares		Additional Paid-In Capital	Hot Topic, Inc. Investment in Torrid LLC	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholder’s Equity
	Shares	Amount
Balance at February 1, 2014	—	$—	$—	$259,507	$—	$—	$259,507
Net income	—	—	—	1,620	—	—	1,620
Net transactions with Hot Topic, Inc.	—	—	—	(21,505)	—	—	(21,505)

Balance at January 31, 2015	—	—	—	239,622	—	—	239,622
Net income (loss)	—	—	—	35,567	(199,351)	—	(163,784)
Reclassification of Hot Topic, Inc. investment in Torrid LLC	—	—	270,805	(270,805)	—	—	—
Elimination of equity in connection with acquisition of Torrid LLC from Hot Topic, Inc. (see Note 1)	—	—	(55,000)	—	—	—	(55,000)
Net transactions with Hot Topic, Inc.	—	—	—	(4,384)	—	—	(4,384)
Capital contribution from parent	1	0.01	45,000	—	—	—	45,000
Capital contribution from parent for incentive units	—	—	862	—	—	—	862
Other comprehensive loss	—	—		—	—	(33)	(33)

Balance at January 30, 2016	1	0.01	261,667	—	(199,351)	(33)	62,283
Net loss	—	—	—	—	(29,097)	—	(29,097)
Capital contribution from parent for incentive units	—	—	63,682	—	—	—	63,682
Other comprehensive income	—	—	—	—	—	40	40

Balance at January 28, 2017	1	$0.01	$325,349	$—	$(228,448)	$7	$96,908

The accompanying notes are an integral part of these consolidated financial statements.

TORRID INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Year Ended
	January 31, 2015	January 30, 2016	January 28, 2017
OPERATING ACTIVITIES
Net income (loss)	$1,620	$(163,784)	$(29,097)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	14,446	13,744	16,870
Loss on disposal of property and equipment	254	223	609
Impairment of goodwill, tangible and intangible assets	383	198,784	3,214
Share-based compensation	750	56	63,682
Deferred taxes	(925)	(24,064)	(2,474)
Gift card breakage	(219)	(406)	(705)
Non cash foreign currency transaction (gain) loss	—	209	(149)
Changes in operating assets and liabilities:
Inventory	(9,437)	(26,273)	(36,107)
Prepaid expenses and other current assets	(3,103)	(5,747)	1,757
Deposits and other noncurrent assets	(248)	316	(44)
Accounts payable	3,230	7,509	3,250
Accrued and other current liabilities	8,903	24,338	17,257
Deferred rent and other noncurrent liabilities	7,494	9,930	15,127
Deferred compensation	—	—	1,621
Due to related parties	964	6,060	7,523
Income taxes payable	2,589	6,071	(3,376)
Other	—	(99)	(3)

Net cash provided by operating activities	26,701	46,867	58,955

INVESTING ACTIVITIES
Acquisition of Torrid LLC from Hot Topic, Inc.	—	(55,000)	—
Purchases of property and equipment	(30,974)	(40,551)	(59,688)

Net cash used in investing activities	(30,974)	(95,551)	(59,688)

FINANCING ACTIVITIES
Capital contribution from parent	—	45,000	—
Proceeds from related party promissory note	—	45,000	—
Principal payments on related party promissory note	—	—	(29,791)
Proceeds from credit facility	—	—	60,355
Principal payments on credit facility	—	—	(53,480)
Net transactions with Hot Topic Inc., excluding noncash items	4,300	(7,895)	—
Deferred financing costs	—	(350)	—

Net cash provided (used in) by financing activities	4,300	81,755	(22,916)

Increase (decrease) in cash and cash equivalents	27	33,071	(23,649)
Effect of foreign currency exchange rate changes on cash and cash equivalents	—	(62)	68
Cash and cash equivalents at beginning of period	128	155	33,164

Cash and cash equivalents at end of period	$155	$33,164	$9,583

SUPPLEMENTAL INFORMATION
Cash paid during the period for interest related to the promissory note and credit facility	$—	$130	$463

Cash paid during the period for income taxes	$—	$1,278	$27,580

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES
Property and equipment purchases included in accounts payable and accrued liabilities	$4,271	$5,696	$8,412

The accompanying notes are an integral part of these consolidated financial statements.

TORRID INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation and Description of the Business

Torrid Inc. (formerly known as Torrid Holding Corp.), or Torrid, was incorporated in Delaware on April 8, 2015 and is a wholly owned subsidiary of our parent, Torrid Holding LLC. Torrid Holding LLC is majority-owned by investment funds managed by Sycamore Partners Management, LLC, or Sycamore. Throughout these financial statements, the terms “we,” “us,” “our,” “company” and similar references refer to Torrid and its consolidated subsidiaries which collectively operated as a separate company for the periods after our acquisition of Torrid LLC from Hot Topic, Inc., or Hot Topic, also majority-owned by investment funds managed by Sycamore, on May 1, 2015 and refer to Torrid which operated as part of Hot Topic for the period prior to our acquisition of Torrid LLC.

Our fiscal year ends on the Saturday nearest to January 31 and each fiscal year is generally comprised of four 13-week quarters (although in years with 53 weeks, the fourth quarter is comprised of 14 weeks). Fiscal years are identified in this prospectus according to the calendar year in which they begin. For example, references to “fiscal year 2016” or similar references refer to the fiscal year ended January 28, 2017.

On May 1, 2015, Hot Topic entered into a Contribution Agreement pursuant to which Hot Topic contributed all of the existing assets and liabilities related to its former Torrid business to a newly-formed, separate and wholly-owned subsidiary of Hot Topic Torrid LLC. Immediately thereafter, on May 1, 2015, Hot Topic entered into a purchase agreement with Torrid Inc., pursuant to which Hot Topic sold all of its issued and outstanding equity interests in Torrid LLC to us for cash consideration of $55.0 million. This acquisition was accounted for as a transaction between entities under common control under ASC 805, Business Combinations. In connection with the separation and purchase transaction, we entered into a transition services agreement with Hot Topic as further discussed in “Note 8 – Related Party Transactions.” This transaction is referred to herein as the “Separation.”

For the periods presented prior to the Separation, fiscal year 2014 and the portion of fiscal year 2015 from February 1, 2015 to May 2, 2015, Torrid was included within Hot Topic’s business and did not operate as a standalone company. The results of operations and cash flows for this period included herein were derived from Hot Topic’s consolidated financial statements and accounting records as if Hot Topic’s Torrid business had been operated as a standalone business prior to the Separation. The financial position, results of operations and cash flows for this period include certain assets and liabilities that are specifically identifiable or attributable to Torrid, and also include an allocation of expenses related to certain Hot Topic corporate functions, including senior management, distribution, legal, human resources, finance, general and administrative and information technology. These expenses have been allocated to us based on direct usage or benefit where identifiable, with the remainder allocated on a pro rata basis of revenues, headcount, store count, units shipped and received, square footage or other measures. We consider the expense allocation methodology and results to be reasonable; however, the allocations may not be indicative of the actual expenses that would have been incurred had we operated as a separate company for this period. Torrid’s results of operations and cash flows for the period following the Separation are as a result of operating Torrid as a separate company.

We reclassified the pre-separation $270.8 million Hot Topic investment in Torrid LLC to our additional paid-in capital in the consolidated statements of stockholder’s equity. This pre-separation balance, which includes Torrid LLC’s net transactions with Hot Topic, primarily relates to Torrid LLC’s intercompany transactions with Hot Topic when it was included in Hot Topic’s Torrid business, which were effectively settled in our consolidated financial statements at the time the transactions were recorded. In addition, accumulated deficit of $199.4 million in the consolidated statements of stockholder’s equity as of January 30, 2016 includes $35.6 million of pre-acquisition activity that is part of the Hot Topic investment reclassified to our stockholder’s equity.

TORRID INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Description of Business We are a branded omni-channel retailer of apparel, intimates and accessories targeting the 25- to 40-year-old woman who is curvy and wears sizes 10 to 30. We generate revenues primarily through our stores in the United States of America, Puerto Rico and Canada, and through our e-commerce platform www.torrid.com.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The consolidated financial statements include our accounts and those of our wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Segment Reporting We have determined that we have one reportable segment, which includes the operation of our e-commerce platform and stores. The single segment was identified based on how the Chief Operating Decision Maker, who we have determined to be our Chief Executive Officer, manages and evaluates performance and allocates resources. Revenues and long-lived assets relating to our operations in Canada and Puerto Rico during fiscal years 2014, 2015 and 2016 and as of the end of the same periods were not material, and therefore, are not reported separately from domestic revenues and long-lived assets.

Our e-commerce platform net sales were 27%, 28% and 33% of our net sales, in fiscal years 2014, 2015 and 2016, respectively.

Use of Estimates We are required to make certain estimates and assumptions in order to prepare consolidated financial statements in conformity with GAAP. Such estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Our most significant estimates include, but are not limited to, the valuation of inventory balances, the determination of sales returns, the assessments related to the valuation of long-lived assets for impairment, estimates related to our loyalty program, the recoverability of deferred taxes, the determination of uncertain tax positions, the valuation of incentive units and the determination of gift card breakage. The estimation process required to prepare our consolidated financial statements requires assumptions to be made about future events and conditions, and as such, is inherently subjective and uncertain. Our actual results could differ materially from those estimates.

Concentration Risks We consider all highly liquid investments with maturities of less than three months when purchased to be cash equivalents. All credit and debit card receivable balances are also classified as cash and cash equivalents. As of the end of fiscal years 2015 and 2016, the amounts due from third party financial institutions for these transactions classified as cash and cash equivalents totaled $4.4 million and $6.1 million, respectively. Cash and cash equivalents used primarily for working capital purposes is maintained with various major third party financial institutions in amounts which are in excess of the Federal Deposit Insurance Corporation, or FDIC, insurance limits. We are potentially exposed to a concentration of credit risk when cash and cash equivalent deposits in these financial institutions are in excess of FDIC limits. We consider the credit risk associated with these financial instruments to be minimal as cash and cash equivalents are held by financial institutions with high credit ratings and we have not historically sustained any credit losses associated with our cash and cash equivalents balances.

In addition, our largest supplier accounted for approximately 11% of total net purchases in fiscal year 2016 and no one supplier accounted for more than 10% of total net purchases in fiscal years 2015 and 2014.

Fair Value of Financial Instruments We carry certain of our assets and liabilities at fair value in accordance with GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to

TORRID INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We consider carrying amounts of cash and cash equivalents and accounts payable to approximate fair value because of the short maturity of these financial instruments. We consider the carrying amount of the ABL Facility (as defined in “Note 9—Debt Financing Arrangements”) to approximate fair value because of the variable interest rates of the facility. See “Note 15 – Fair Value Measurements” for more details about how we determine the fair value our financial instruments.

Inventory Inventory is valued at the lower of moving average cost or market. We make certain assumptions regarding net realizable value in order to assess whether our inventory is recorded properly at the lower of cost or market. These assumptions are based on both historical average selling price experience and current selling price information.

Physical inventory counts are conducted during the year to determine actual inventory on hand and shrinkage. We accrue our estimated inventory shrinkage for the period between the last physical count and current balance sheet date.

Property and Equipment Property and equipment are recorded at cost less accumulated depreciation. Major renewals and improvements are capitalized, while routine maintenance and repairs are expensed as incurred. The carrying amounts of property and equipment sold or retired and the related accumulated depreciation are eliminated in the year of disposal, and any resulting gains or losses are included in the consolidated statements of operations and comprehensive income (loss). Application and development costs associated with internally developed software such as salaries of employees and payments made to third parties and consultants working on the software development are capitalized. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they constitute major enhancements. Capitalized internal-use software costs are amortized using the straight-line method over their estimated useful lives, which are generally three years. During fiscal years 2014, 2015 and 2016, we amortized approximately $0.2 million, $0.1 million and $0.2 million, respectively, of internal-use software costs. Additionally, as of the end of fiscal years 2015 and 2016, the net book value of capitalized internal-use software totaled approximately $0.3 million.

Depreciation expense is calculated using the straight-line method over the following estimated useful lives:

Leasehold improvements	shorter of the 3 to 10 year estimated useful life or the respective lease term
Furniture, fixtures and equipment	2 to 10 years
Software and licenses	3 to 7 years

The carrying value of property and equipment is subject to assessment for potential impairment whenever events or changes in circumstances indicate that an asset’s carrying value may not be recoverable, as further described below.

Definite-Lived Assets We assess the carrying value of long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We group and evaluate long-lived assets for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. Factors we consider important that could trigger an impairment review of our stores or online operations include significant underperformance relative to expected historical or projected future operating results, a significant change in the manner of the use of the asset or a significant negative industry or economic trend. When we determine the carrying value of long-lived assets may not be recoverable

TORRID INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

based upon the existence of one or more of the aforementioned factors, impairment is measured based on a projected discounted cash flow method using a discount rate. These cash flows are calculated by netting future estimated sales of each store against estimated cost of goods sold, store occupancy costs and other store operating expenses such as payroll, supplies, repairs and maintenance and credit/debit card fees. Changes in these assumptions may cause the fair value to be significantly impacted. In the event future performance is lower than forecasted results, future cash flows may be lower than expected, which could result in future impairment charges. While we believe that recently opened stores will provide sufficient cash flow, material changes in financial performance could result in future store impairment charges.

Goodwill and Indefinite-Lived Intangible Assets Goodwill and indefinite-lived intangible assets are not amortized, but are reviewed for impairment at least annually, or more frequently when events or circumstances indicate the carrying value may not be recoverable. Judgments regarding indicators of potential impairment are based on market conditions and operational performance of the business.

At the end of the fiscal third quarter, we perform an impairment analysis of goodwill and indefinite-lived intangible assets. We may assess our goodwill and indefinite-lived intangible assets for impairment initially using a qualitative approach (“step zero”) to determine whether conditions exist to indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying value. If we conclude, based on our assessment of relevant events, facts and circumstances that it is more likely than not that a reporting unit’s carrying value is greater than its fair value, then a quantitative analysis will be performed to determine if there is any impairment. We may also elect to initially perform a quantitative analysis instead of starting with step zero. The quantitative assessment for goodwill is a two-step assessment. “Step one” requires comparing the carrying value of a reporting unit, including goodwill, to its fair value using the income approach. The income approach uses a discounted cash flow model, which involves significant estimates and assumptions, including preparation of revenue and profitability growth forecasts, selection of a discount rate, and selection of a terminal year multiple. If the fair value of the respective reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and no further testing is required. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is to measure the amount of impairment loss, if any. “Step two” compares the implied fair value of goodwill to the carrying amount of goodwill. The implied fair value of goodwill is determined by a hypothetical purchase price allocation using the reporting unit’s fair value as the purchase price. If the carrying amount of goodwill exceeds the implied fair value, an impairment charge is recorded to write down goodwill to its implied fair value.

Loyalty Program On July 24, 2014, we relaunched our loyalty program, Torrid Insider, in all our stores and on torrid.com. Under this program, customers accumulate points based on purchase activity and upon reaching a certain point level, customers can earn awards that may only be redeemed for merchandise. Unredeemed points are subject to expiration after 13 months without additional purchase activity and unredeemed awards expire 45 days after issuance. We use historical redemption rates to estimate the value of future award redemptions and we recognize the estimated value of these future awards as a reduction of revenue in the consolidated statements of operations and comprehensive income (loss) in the period the points are earned by the customer. As of the end of fiscal years 2015 and 2016, we had $5.0 million and $6.5 million, respectively, in deferred revenue related to the loyalty program included in accrued and other current liabilities in the consolidated balance sheets. We recorded $2.1 million, $2.9 million and $1.5 million as a reduction of net sales in fiscal years 2014, 2015 and 2016, respectively. Future revisions to the estimated liability may result in changes to net sales.

Self-Insurance We are self-insured for certain losses related to medical and workers’ compensation claims although we maintain stop loss coverage with third party insurers to limit our total liability exposure. In general, our self-insurance reserves are recorded on an undiscounted basis. The estimate of our self-insurance

TORRID INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

liability involves uncertainty since we must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. When estimating our self-insurance liability, we consider a number of factors, which include historical claim experience and valuations provided by independent third party actuaries. While the ultimate amount of claims incurred is dependent on future developments, we believe recorded reserves are adequate to cover the future payment of claims. However, it is possible that recorded reserves may not be adequate to cover the future payment of claims. Adjustments, if any, to estimates recorded resulting from ultimate claim payments will be reflected in our consolidated statements of operations and comprehensive income (loss) in the periods in which such adjustments are known.

Comprehensive Income (Loss) Comprehensive income (loss) includes all changes in equity during a period except those that resulted from investments by, or distributions to, stockholders. Other comprehensive income (loss) refers to revenues, expenses, gains and losses that, under GAAP, are included in comprehensive income (loss), but excluded from net income (loss) as these amounts are recorded directly as an adjustment to stockholder’s equity. Components of our comprehensive income (loss) include net income (loss) and foreign currency translation adjustments. We did not have any foreign currency translation adjustments in fiscal year 2014 and such adjustments were not material in fiscal years 2015 and 2016.

Foreign Currency Translation The functional currency for our wholly owned foreign subsidiaries included in these consolidated financial statements that are domiciled outside of the United States is the applicable local currency. Assets and liabilities of our foreign subsidiaries are translated into United States dollars at the exchange rate in effect on the balance sheet date. Revenues and expenses are translated at the average rate in effect during the period. Unrealized translation gains and losses are recorded as a cumulative translation adjustment, which is included in the consolidated statements of stockholder’s equity as a component of accumulated other comprehensive income (loss). Adjustments that arise from exchange rate changes on transactions denominated in a currency other than the local currency are included in selling, general and administrative expenses in the consolidated statements of operations and comprehensive income (loss) as incurred.

Revenue Recognition Revenue is generally recognized at our store locations at the point at which the customer receives and pays for the merchandise at the register. For online sales, revenue is recognized upon delivery to the customer. Sales are recognized net of merchandise returns, which are reserved for based on historical experience. As of the end of fiscal years 2014, 2015 and 2016, merchandise returns reserves were $0.6 million, $0.8 million and $1.7 million, respectively. Revenue from gift cards and store merchandise credits is recognized at the time of redemption. Shipping and handling revenues from our websites are included as a component of net sales. Sales taxes collected from customers and remitted directly to governmental authorities are excluded from net sales.

Gift card breakage is income recognized due to the non-redemption of a portion of gift cards sold by us for which a liability was recorded in prior periods. We recognize estimated gift card breakage as a component of net sales in proportion to actual gift card redemptions over the period that remaining gift card values are redeemed. Our estimated gift card breakage rate is approximately 3.7%. While customer redemption patterns result in estimated gift card breakage, changes in our customers’ behavior could impact the amount that ultimately is unused and could affect the amount recognized as a component of net sales. During fiscal years 2014, 2015 and 2016, we recognized $0.2 million, $0.2 million and $0.7 million, respectively, of estimated gift card breakage as a component of net sales.

Cost of Goods Sold Cost of goods sold includes: merchandise costs; freight; inventory shrinkage; payroll expenses associated with the merchandising and distribution departments; distribution center expenses,

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including rent, common area maintenance charges, real estate taxes, depreciation, utilities, supplies and maintenance; and store occupancy expenses, including rents, common area maintenance charges, real estate taxes and depreciation.

Vendor Allowances We receive certain allowances from our vendors primarily related to damaged merchandise, markdowns and pricing. Allowances received from vendors related to damaged merchandise and pricing are reflected as a reduction of inventory in the period they are received and allocated to cost of goods sold during the period in which the items are sold. Markdown allowances received from vendors are reflected as reductions to cost of goods sold in the period they are received if the goods have been sold or marked down, or as a reduction of inventory if the goods have not yet been sold. During fiscal years 2014, 2015 and 2016, we received vendor allowances of $1.6 million, $2.5 million and $2.7 million, respectively, substantially all of which were accounted for as a reduction of cost of goods sold. Most of the vendor allowances that we receive are based on on-going agreements and negotiations with vendors. We receive vendor allowances from a majority of our vendors.

Selling, General and Administrative Expenses Selling, general and administrative expenses include: payroll expenses associated with stores; store operating expenses other than store occupancy; store pre-opening costs; credit card processing fees; marketing expenses; and payroll and other expenses associated with headquarters and administrative functions.

Store Pre-Opening Costs Costs incurred in connection with the opening of new stores, store remodels or relocations are expensed as incurred. We incurred $1.6 million, $2.8 million and $4.3 million of pre-opening costs in fiscal years 2014, 2015 and 2016, respectively, which are recorded in selling, general and administrative expenses in the consolidated statements of operations and comprehensive income (loss).

Shipping and Handling Costs We classify shipping and handling costs in costs of goods sold, including buying, distribution and store occupancy costs, in the consolidated statements of operations and comprehensive income (loss).

Operating Leases and Deferred Rent Certain operating leases contain predetermined escalations of the minimum rental payments to be made over the lease term. We recognize the related rent expense on the straight-line basis over the life of the lease, taking into account fixed escalations as well as reasonably assured renewal periods.

Certain store leases include allowances from landlords in the form of cash. These allowances are part of the negotiated terms of the lease. We record the full amount of the allowance when specific performance criteria are met as a deferred rent liability. The deferred rent liability is amortized into income as a reduction of rent expense over the non-cancelable term of the applicable lease, including reasonably assured renewal periods. For purposes of recognizing these allowances and minimum rental expenses on the straight-line basis, we use the date we obtain the legal right to use and control the leased space to begin amortization, which is generally when we take possession of the space and begin to make improvements in preparation for its intended use.

Certain store leases also provide for contingent rent in addition to fixed rent. The contingent rent is determined as a percentage of gross sales in excess of predefined levels. We record a rent liability in accrued liabilities and the corresponding rent expense when it becomes probable that we will achieve a specified gross sales amount. Certain store operating leases contain cancellation clauses allowing the leases to be terminated at our discretion, provided certain minimum sales levels are not achieved within a defined period of time after opening. We have seldom historically exercised these cancellation clauses and have therefore disclosed commitments for the full terms of such leases in the accompanying disclosures. Our leases are discussed in more detail in “Note 13 – Commitments and Contingencies.”

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Debt Issuance Costs We defer costs directly associated with acquiring third-party financing. Debt issuance costs are deferred and amortized using the straight-line method over the term of the ABL Facility (as defined in “Note 9 – Debt Financing Arrangements”).

Advertising Costs Advertising costs are expensed the first time each advertising event occurs, except for costs associated with e-mail distribution and other e-commerce direct-to-consumer advertising, which are expensed as incurred. During fiscal years 2014, 2015 and 2016, advertising expenses were $12.0 million, $15.7 million and $19.5 million, respectively. We do not generally receive advertising reimbursements from vendors. As of the end of fiscal years 2015 and 2016, the amount of advertising costs reported as prepaid advertising was $0.7 million and $1.3 million, respectively.

Income Taxes We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting bases and tax bases of assets and liabilities and are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized or settled. Deferred tax assets are reduced by valuation allowances if we believe it is more likely than not that some portion or the entire deferred tax asset will not be realized.

Deferred tax assets and liabilities are measured using the enacted tax rates in effect in the years when those temporary differences are expected to reverse. The effect on deferred taxes from a change in tax rate is recognized through continuing operations in the period that includes the enactment date of the change. Changes in tax laws and rates could affect recorded deferred tax assets and liabilities in the future.

We prescribe a recognition threshold and a measurement attribute for the consolidated financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We include interest and penalties related to uncertain tax positions in income tax expense in the consolidated statements of operations and comprehensive income (loss).

We recognize tax liabilities for uncertain tax positions and adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax expense and the effective tax rate in the period in which the new information becomes available.

We may be subject to periodic audits by the Internal Revenue Service, or IRS, and other taxing authorities. These audits may challenge certain of our tax positions, such as the timing and amount of deductions and allocation of taxable income to various jurisdictions.

Share-Based Compensation We recognize share-based compensation expense in the consolidated statements of operations and comprehensive income (loss) associated with incentive units issued by our parent (HT Holdings LLC prior to the Separation and Torrid Holding LLC after the Separation) to employees. The incentive units are remeasured based on the fair value of the awards at the end of each reporting period as the incentive units are accounted for as liability instruments. In fiscal years 2015 and 2016, we recorded the fair value of these awards as a capital contribution from our parent as our parent is the legal obligor for the incentive units. The share-based compensation expense and related capital contribution are reflected in our consolidated financial statements as these awards are deemed to be for our benefit. The incentive units contain a repurchase feature, whereby upon termination, our parent has the right to purchase from former employees any or all of the

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vested incentive units at fair value. Based on the features and characteristics of the incentive units, including the repurchase rights and disproportionate voting and distribution rights, we determined that the incentive units were in-substance liabilities.

Earnings (Loss) Per Share Basic earnings (loss) per share is computed by dividing net earnings or loss, respectively, by the weighted average number of common shares outstanding for the period. Diluted earnings per share is applicable only in periods of net income and is computed by dividing net income by the weighted average number of common shares outstanding for the period and potentially dilutive common stock equivalents outstanding for the period. Periods of net loss require the diluted computation to be the same as the basic computation. There were no potentially dilutive common share equivalents outstanding during fiscal years 2014, 2015 and 2016.

Private Label Credit Card We have an agreement with a third party to provide customers with private label credit cards, or the Credit Card Agreement. Each private label credit card bears the logo of the Torrid brand and can only be used at our store locations and on torrid.com. A third-party financing company is the sole owner of the accounts issued under the private label credit card program and absorbs the losses associated with non-payment by the private label card holders and a portion of any fraudulent usage of the accounts. Pursuant to the Credit Card Agreement, we receive marketing and promotional funds from the third-party financing company for certain expenses we incur based on usage of the private label credit cards. These marketing and promotional funds are recorded as a reduction in selling, general and administrative expenses in the consolidated statements of operations and comprehensive income (loss). During fiscal years 2014, 2015 and 2016, these funds amounted to $0.6 million, $2.9 million and $5.5 million, respectively, related to these private label credit cards.

Deferred Compensation Plan On August 1, 2015, we established the Torrid LLC Management Deferred Compensation Plan, or Deferred Compensation Plan, for the purpose of providing highly compensated employees a program to meet their financial planning needs. The Deferred Compensation Plan provides participants with the opportunity to defer up to 80% of their base salary and up to 100% of their annual earned bonus, all of which, together with the associated investment returns, are 100% vested from the outset. The Deferred Compensation Plan is designed to be exempt from most provisions of the Employee Retirement Security Act of 1974. All deferrals and associated earnings are our general unsecured obligations. We may at our discretion contribute certain amounts to eligible employees’ accounts. To the extent participants are ineligible to receive contributions from participation in our 401(k) Plan, we contribute 50% of the first 4% of participants’ eligible contributions into their Deferred Compensation Plan accounts. As of the end of fiscal years 2015 and 2016, we did not have any assets of the Deferred Compensation Plan and the associated liabilities were $1.1 million and $2.7 million, respectively, included in non-current liabilities in our consolidated balance sheets. Prior to the adoption of the Torrid LLC Management Deferred Compensation Plan on August 1, 2015, our employees participated in the Hot Topic, Inc. Management Deferred Compensation Plan maintained by Hot Topic and portions of their deferrals and associated earnings were allocated to us and included in our fiscal year 2015 consolidated balance sheet. The Hot Topic, Inc. Management Deferred Compensation Plan is substantially similar to the Torrid LLC Management Deferred Compensation Plan described above.

Employee Benefit Plan On August 1, 2015, we adopted the Torrid 401(k) Plan, or the 401(k) Plan. All employees who have been employed by us for at least 200 hours and are at least 21 years of age are eligible to participate. Employees may contribute up to 80% of their eligible compensation to the 401(k) Plan, subject to a statutorily prescribed annual limit. We may at our discretion contribute certain amounts to eligible employees’ accounts. We contribute 50% of the first 4% of participants’ eligible contributions into their 401(k) Plan accounts. During fiscal years 2015 and 2016, we contributed $0.2 million and $0.3 million, respectively, to eligible employees’ Torrid 401(k) Plan accounts. Prior to the adoption of the Torrid 401(k) Plan on August 1, 2015, our employees participated in the Hot Topic 401(k) Plan maintained by Hot Topic. The Hot Topic 401(k) Plan is substantially similar to the Torrid 401(k) Plan described above.

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Note 3. Accounting Standards

Recently Adopted Accounting Standards

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which eliminates the guidance in Topic 740, Income Taxes, that required an entity to separate deferred tax liabilities and assets between current and noncurrent amounts in a classified balance sheet. The new guidance requires that deferred taxes be presented as noncurrent under the new standard. The guidance is effective for fiscal years beginning after December 15, 2017, with early adoption permitted for fiscal years beginning after December 15, 2015. Retrospective or prospective adoption may be applied. We early adopted this new guidance on January 28, 2017 on a prospective basis and reclassified our current deferred tax asset balance of $13.8 million to a noncurrent asset in our fiscal year 2016 consolidated balance sheet. Prior periods have not been retrospectively adjusted.

In August 2015, the FASB issued ASU 2015-15, Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements, which clarifies that an entity may defer and present debt issuance costs as an asset and subsequently amortize the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The new guidance became effective for fiscal years beginning after December 15, 2015 and requires retrospective adoption. Our adoption of this new guidance on January 31, 2016 did not have any impact on our consolidated financial position or results of operations as it was consistent with our current presentation.

In April 2015, the FASB, issued ASU 2015-05, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40, Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement), which provides guidance to help entities determine whether a cloud computing arrangement contains a software license that should be accounted for as internal-use software or as a service contract. This guidance became effective for interim and annual reporting periods beginning after December 15, 2015, with early adoption permitted. Our prospective adoption of this new guidance on January 31, 2016 did not have a material impact on our consolidated financial position or results of operations.

In April 2015, the FASB issued ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30, Simplify the Presentation of Debt Issuance Cost), which simplifies the presentation of debt issuance costs by requiring such costs to be presented as a deduction from the corresponding debt liability. The new guidance became effective for fiscal years beginning after December 15, 2015, with early adoption permitted as of the beginning of the fiscal year of early adoption. Our adoption of this new guidance on January 31, 2016 did not have any impact on our consolidated financial position or results of operations.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Assets – Going Concern, which requires an entity’s management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern and requires additional disclosures if certain criteria are met. The new guidance is effective for fiscal years ending after December 15, 2016, and interim periods in fiscal years beginning after December 15, 2016, with early adoption permitted. Our adoption of this new guidance on January 31, 2016 did not have a material impact on our consolidated financial position, results of operations or financial statement disclosures.

Recently Issued Accounting Pronouncements

In October 2016, the FASB issued ASU 2016-16 (Topic 740, Income Taxes): Intra-Entity Transfers of Assets Other Than Inventory. Currently, it is prohibited to recognize current and deferred income taxes for an

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intra-entity asset transfer until the asset has been sold to an outside party. This prohibition on recognition is an exception to the principle of comprehensive recognition of current and deferred income taxes. The new guidance requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs and eliminates the exception for an intra-entity transfer of an asset other than inventory. Two common examples of assets included in the scope of the amendments are intellectual property and property, plant and equipment. The guidance will be effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. We do not expect that our adoption of this new guidance will have a material impact on our consolidated financial position or results of operations.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Payments (Topic 230, Statement of Cash Flows), which reduces diversity in practice in how certain transactions are presented. The issues addressed in the new guidance include the classification of debt prepayment or debt extinguishment costs, the classification of proceeds from the settlement of insurance claims and the classification of a transferor’s beneficial interests in securitization transactions. The guidance will be effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, provided that all of the amendments are adopted in the same period. Retrospective application is required. We do not expect that our adoption of this new guidance will have a material impact on our consolidated financial position or results of operations.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting. The amendments in this update involve several aspects of accounting for equity-based payment transactions, including income tax consequences, classification of awards, and classification on the statement of cash flows. The amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for any entity in any interim or annual period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. We are currently evaluating the effect that this new accounting guidance will have on our consolidated financial position and results of operations.

In February 2016, the FASB issued ASU 2016-02, Leases, which replaces the existing guidance in ASC 840, Leases. The new guidance establishes a right-of-use model that requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance leases or operating leases, with classification affecting the pattern of expense recognition in the income statement. The guidance will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Retrospective application is required. We are currently evaluating the effect that adopting this new accounting guidance will have on our consolidated financial position and results of operations.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805, Simplifying the Accounting for Measurement-Period Adjustments), which changes the requirement to restate prior period financial statements for measurement period adjustments. The new guidance requires that measurement period adjustments be recognized in the reporting period in which the adjustment amount is determined. This includes the cumulative impact of measurement period adjustments on current and prior periods. The cumulative adjustment would be reflected within the respective financial statement line items affected. The guidance will be effective for fiscal years beginning after December 15, 2016. We do not expect that our adoption of this new guidance will have a material impact on our consolidated financial position or results of operations.

In July 2015, the FASB issued ASU 2015-11, Inventory (Subtopic 330, Simplifying the Measurement of Inventory), which simplifies the subsequent measurement of inventory by replacing the lower of cost or market

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test with a lower of cost and net realizable value test. The new guidance will be effective for fiscal years beginning after December 15, 2016 and interim periods within fiscal years beginning after December 15, 2017, and requires prospective adoption, with early adoption permitted. We do not expect that our adoption of this new guidance will have a material impact on our consolidated financial position or results of operations.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Subtopic 810, Amendments to the Consolidation Analysis), which modifies existing consolidation guidance for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. This new guidance will be effective for fiscal periods beginning after December 15, 2016 and for interim periods within fiscal years beginning after December 15, 2017 and allows for either full retrospective or modified retrospective adoption, with early adoption permitted. We do not expect that our adoption of this new guidance on January 29, 2017 will have a material impact on our consolidated financial position or results of operations.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, as a new Topic, ASC Topic 606. The new guidance established principles for reporting revenue and cash flows arising from an entity’s contracts with customers. This new revenue recognition standard will replace most of the recognition guidance within GAAP. This guidance was deferred by ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, issued by the FASB in August 2015, which deferred the effective date of ASU 2014-09 from annual and interim periods beginning after December 15, 2016 to annual and interim periods beginning after December 15, 2017. In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations, which further clarifies the implementation guidance in ASU 2014-09. In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, to expand the guidance on identifying performance obligations and licensing within ASU 2014-09. In May 2016, the FASB issued ASU 2016-12, Revenues from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients, which amends the guidance in the new revenue standard on collectability, noncash consideration, presentation of sales tax, and transition. The amendments are intended to address implementation issues that were raised by stakeholders and provide additional practical expedients to reduce the cost and complexity of applying the new revenue standard. These standards are effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We are evaluating the impact adopting these standards will have on our consolidated financial statements.

Note 4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	January 30, 2016	January 28, 2017
Accounts receivable	$5,850	$7,657
Prepaid advertising	699	1,274
Prepaid rent	3,849	72
Other	1,489	1,127

Prepaid expenses and other current assets	$11,887	$10,130

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Note 5. Property and Equipment

Property and equipment are summarized as follows (in thousands):

	January 30, 2016	January 28, 2017
Leasehold improvements	$70,544	$112,230
Furniture, fixtures and equipment	41,482	59,612
Software and licenses	1,398	870
Construction-in-progress	290	527

	113,714	173,239
Less: Accumulated depreciation and amortization	(24,895)	(41,727)

Property and equipment, net	$88,819	$131,512

We recorded depreciation expense related to our property and equipment in the amounts of $12.9 million, $12.8 million and $16.3 million during fiscal years 2014, 2015 and 2016, respectively.

During fiscal years 2014 and 2015, we recognized impairment charges of $0.4 million and $0.1 million, respectively. In January 2017, as a result of a change in strategy, we decided to close the Lovesick test concept, including its stores and website. We evaluated the carrying value of each Lovesick store for potential impairment, as the individual store level is the lowest level at which individual cash flows can be identified. During fiscal year 2016, we recognized $3.2 million of impairment charges, using level 3 inputs, associated with the closure of the Lovesick test concept in the consolidated statements of operations and comprehensive income (loss).

Note 6. Accrued and Other Current Liabilities

Accrued and other current liabilities consist of the following (in thousands):

	January 30, 2016	January 28, 2017
Accrued payroll and related expenses	$8,123	$14,704
Accrued inventory-in-transit	8,875	12,116
Accrued cost of property and equipment	3,560	2,991
Accrued loyalty program	5,012	6,476
Deferred revenue	2,884	4,164
Gift cards, gift certificates and store merchandise credits	2,811	4,387
Accrued marketing	1,221	3,309
Accrued sales and use tax	2,666	2,619
Accrued self-insurance liabilities	1,041	1,705
Current portion of deferred rent	909	2,085
Other	10,466	12,272

Accrued and other current liabilities	$47,568	$66,828

Note 7. Goodwill and Intangible Assets

Prior to the Separation and in connection with the preparation of these consolidated financial statements, portions of such definite-lived intangible assets, goodwill and indefinite-lived intangible assets other than goodwill were allocated to us.

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These allocated definite-lived intangible assets, goodwill and indefinite-lived intangible assets other than goodwill are summarized as follows (in thousands):

		January 30, 2016				January 28, 2017
	Weighted Average Useful Life (Years)	Gross	Impairment	Accumulated Amortization	Net Book Value	Gross	Accumulated Amortization	Net Book Value
Goodwill	n/a	$139,599	$(139,599)	$—	$—	$—	$—	$—
Indefinite-lived intangible assets other than goodwill:
Trade name	n/a	67,500	(59,100)	—	8,400	8,400	—	8,400
Definite-lived intangible assets:
Leasehold interests	3.2	4,535	—	(3,026)	1,509	4,535	(3,513)	1,022
Customer lists	2	440	—	(440)	—	440	(440)	—

Total		$212,074	$(198,699)	$(3,466)	$9,909	$13,375	$(3,953)	$9,422

Goodwill In connection with our acquisition of Torrid LLC from Hot Topic and as a result of impairment indicators related to the revised projected cash flows of our business, we performed an interim impairment assessment of goodwill as of May 2, 2015. The projected cash flows were revised in order to reflect the future cash commitments required of us under the transition services agreement.

The fair value was derived by considering the results of two approaches: income approach (specifically the discounted cash flow method), which involves significant estimates and assumptions, including preparation of revenue and profitability growth forecasts, selection of a discount rate (estimated to be approximately 15%) and selection of a terminal year multiple; and market approach (specifically the market comparable method), which involves deriving fair value by comparing us to publicly traded companies in similar lines of business. As the carrying value exceeded the fair value, an indication of impairment existed and step two of the impairment test was carried out.

The impairment assessment resulted in a non-cash full impairment charge of $139.6 million in our consolidated statements of operations and comprehensive income (loss) in fiscal year 2015. Consequently, we did not have any goodwill as of the end of fiscal year 2015.

Indefinite-Lived Intangible Assets Other Than Goodwill In connection with our acquisition of Torrid LLC from Hot Topic and as a result of impairment indicators related to the revised projected cash flows of our business, we performed an impairment assessment of our trade name as of May 2, 2015. The fair value of the trade name was derived by estimating the royalties saved through ownership of the asset. Estimated revenue attributable to the trade names was multiplied by an appropriate arm’s-length royalty rate to arrive at royalty savings; cash taxes are deducted from the royalty savings to arrive at the estimated after-tax cash flows derived through ownership of the trade name; then cash flows are discounted using a discount rate estimated to be approximately 15%. The sum of these discounted cash flows, including a hypothetical tax amortization benefit, represented the fair value of the trade name.

This assessment resulted in a non-cash impairment charge of $59.1 million in our consolidated statements of operations and comprehensive income (loss) in fiscal year 2015 that reduced the carrying values of the trade name to its estimated fair value. At the end of the fiscal third quarter, we performed our annual impairment assessment of our trade name and the assessment indicated there was no impairment.

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Definite-Lived Intangible Assets In connection with our acquisition of Torrid LLC from Hot Topic and as a result of impairment indicators related to the revised projected cash flows of our business on a stand-alone basis, we performed an interim impairment assessment of our leasehold interests as of May 2, 2015. The undiscounted cash flows from step one of the impairment test were in excess of the carrying value of our definite-lived intangible assets and as such, no impairment was indicated. In fiscal year 2016, we do not believe that there have been events or changes in circumstances to indicate that the carrying value of definite-lived intangible leasehold interests may not be recoverable.

During fiscal years 2014, 2015 and 2016, we amortized $1.4 million, $0.8 million and $0.5 million, respectively, of net favorable leasehold interests in occupancy costs within cost of goods sold in our consolidated statements of operations and comprehensive income (loss). As of the end of fiscal year 2016, we had $1.0 million of unamortized leasehold interests in our consolidated balance sheet which are expected to be recognized over a weighted average remaining period of 2.6 years.

During fiscal years 2014 and 2015, we amortized $0.2 million and $0.1 million, respectively, of customer lists in selling, general and administration expenses in our consolidated statements of operations and comprehensive income (loss). As of the end of fiscal year 2015, customer lists had been fully amortized.

The estimated amortization expense for our definite-lived intangible assets for each of the next five years and thereafter is as follows (in thousands):

Fiscal Year
2017	$391
2018	131
2019	171
2020	168
2021	153
Thereafter	8

Total amortization expense	$1,022

Note 8. Related Party Transactions

Transition Services Agreement On May 1, 2015, we entered into a transition services agreement with Hot Topic under which Hot Topic provided us with certain services to help ensure an orderly transition for us following the Separation. Under the transition services agreement, Hot Topic provided us (or caused applicable third parties to provide) certain back office and general and administrative services, including information technology, logistics management and other specified services to ensure our stand-alone functionality. Each month, we were committed to pay Hot Topic for these services. We recorded payments made to Hot Topic under the transition services agreement in the applicable expense category in either cost of goods sold, or selling, general and administrative expenses. During fiscal years 2015 and 2016, Hot Topic charged us $33.0 million and $32.9 million, respectively, for various services, of which $5.6 million and $9.6 million, respectively, were recorded as components of cost of goods sold, and the remaining $27.4 million and $23.3 million, respectively, were charged to selling, general and administrative expense. As of the end of fiscal year 2015 and 2016, we owed $3.4 million and $3.2 million, respectively, to Hot Topic under the transition services agreement which are included in due to related parties in our consolidated balance sheets.

Hot Topic incurs certain direct expenses on our behalf, such as payments to our non-merchandise vendors and each month, we pay Hot Topic for these pass-through expenses. As of the end of fiscal year 2015 and 2016, the net amounts we owed Hot Topic for these expenses were $3.2 million and $10.6 million, respectively, which are included in due to related parties in our consolidated balance sheets.

As of the end of fiscal years 2015 and 2016, our total aggregate due to related parties in our consolidated balance sheets related to Hot Topic were $6.6 million and $13.8 million, respectively.

TORRID INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Capital Contributions from Parent On April 8, 2015, we received a $45.0 million cash contribution from our parent, Torrid Holding LLC. See “Note 14 – Stockholder’s Equity” for further discussion regarding the cash contribution.

Promissory Note to Parent On May 1, 2015, we issued a $45.0 million promissory note to our parent, Torrid Holding LLC, due on or before May 1, 2018, or the Related Party Promissory Note. On June 16, 2016, we made a $29.8 million repayment of the Related Party Promissory Note and paid $0.2 million of related interest.

We shall pay interest at an annual compounding rate of 0.43% upon maturity of the Related Party Promissory Note. The Related Party Promissory Note interest rate is equal to the federal rate for May 2015 for a short-term instrument with an annual compounding interest rate.

As of the end of fiscal year 2016, there was a $15.2 million lump sum principal payment due upon the May 1, 2018 maturity date and the total amount of interest owed was $0.1 million.

Sponsor Advisory Services Agreement In connection with the Separation, we entered into an advisory services agreement with Sycamore dated May 1, 2015, pursuant to which Sycamore agreed to provide strategic planning and other related services to us. We are obligated to reimburse Sycamore for their expenses incurred in connection with providing such advisory services to us. As of the end of fiscal years 2015 and 2016, there were no amounts due, and during fiscal years 2015 and 2016, no amounts were paid under this agreement.

From time to time, we reimburse Sycamore for certain management expenses they pay on our behalf. During fiscal year 2015, the reimbursement we made to Sycamore for such expenses was $0.2 million and not material during fiscal year 2016.

Other Related Party Transactions MGF Sourcing US, LLC, an entity indirectly controlled by affiliates of Sycamore, is one of our suppliers. During fiscal years 2014, 2015 and 2016, purchases from this supplier were $8.7 million, $12.1 million and $18.4 million, respectively, which accounted for less than 10% of total purchases in fiscal years 2014, 2015 and 2016. As of the end of fiscal 2015 and 2016, the net amounts we owed MGF Sourcing US, LLC for these purchases were $2.1 million and $2.8 million, respectively. This liability is included in due to related parties in our consolidated balance sheets.

Note 9. Debt Financing Arrangements

Senior Secured Asset-Based Revolving Credit Facility In May 2015, we entered into a credit agreement for a senior secured asset-based revolving credit facility, or ABL Facility, of $50 million (subject to a borrowing base), with Bank of America, N.A.

Certain of our domestic subsidiaries are co-borrowers with us under the ABL Facility and the principal amount outstanding of the loans under the ABL Facility are expected to be due and payable in full in May 2020.

Availability under the ABL Facility is subject to a percentage of our eligible inventory and receivables to collateralize the borrowing and is reduced by the level of outstanding letters of credit.

The borrowing base for the revolving credit facility at any time equals the sum of 90% of eligible credit card receivables, plus 90% of the appraised net orderly liquidation value of eligible inventory and eligible in-transit inventory multiplied by the cost of such eligible inventory and eligible in-transit inventory (to be increased to 92.5% during the period beginning on September 1 of each year and ending on December 31 of each year). The ABL Facility includes borrowing capacity for letters of credit and for borrowings on same-day notice, referred to as Swing Line Loans, and will be available in U.S. dollars.

TORRID INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

We have the right to request up to $30 million of additional commitments under the ABL Facility, and the lenders under this facility are not under any obligation to provide any such additional commitments, and any increase in commitments is subject to customary conditions precedent. If we were to request any such additional commitments and the existing lenders or new lenders were to agree to provide such commitments, the ABL Facility size could increase to up to $80 million, but our ability to borrow under this facility would still be limited by the amount of the borrowing base.

Borrowings under the ABL Facility bear interest at an annual rate equal to, at our option, either (a) a base rate determined by reference to the highest of (1) the prime rate of Bank of America, N.A., (2) the federal funds effective rate plus 0.50% and (3) a LIBOR rate for an interest period of one month adjusted for certain costs, plus 1.00% or (b) at a LIBOR rate for the interest period relevant to such borrowing adjusted for certain costs (“Adjusted LIBOR”), in each case plus an applicable margin that ranges from 1.75% to 2.0% for LIBOR borrowings and 0.75% to 1.0% for base rate borrowings.

If we elect the LIBOR rate, interest is due and payable on the last day of each interest period, unless an interest period exceeds three months, then the respective dates that fall every three months after the beginning of the interest period shall also be interest payment dates. If we opt for the base rate, (including a Swing Line Loan), interest is due and payable on the first business day of each month and on the maturity date. The elected interest rate as of the end of fiscal year 2016 was 4.5%.

In addition to paying interest on outstanding principal under the ABL Facility, we are required to pay a commitment fee in respect of unutilized commitments. The commitment fee ranges between 0.25% and 0.375% per annum of unutilized commitments and will be subject to adjustment each fiscal quarter based on the amount of unutilized commitments during the immediately preceding fiscal quarter. We must also pay customary letter of credit fees and agent fees.

If at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the ABL Facility exceeds the lesser of (a) the commitment amount and (b) the borrowing base, we will be required to repay outstanding loans and/or cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount.

We may voluntarily reduce the unused portion of the commitment amount and repay outstanding loans at any time. Prepayment of the loans may be made without premium or penalty other than customary “breakage” costs with respect to LIBOR loans.

All obligations under the ABL Facility are unconditionally guaranteed by substantially all of our existing majority-owned domestic subsidiaries and will be required to be guaranteed by certain of our future domestic majority-owned subsidiaries. All obligations under the ABL Facility, and the guarantees of those obligations, will be secured, subject to certain exceptions, by substantially all of our assets.

Our ABL Facility contains a number of covenants that, among other things and subject to certain exceptions, will restrict our ability and the ability of our subsidiaries to: incur additional indebtedness; pay dividends on our capital stock or redeem, repurchase or retire our capital stock or our other indebtedness; make investments, loans and acquisitions; engage in transactions with our affiliates; sell assets, including capital stock of our subsidiaries; alter the business we conduct; consolidate or merge; and incur liens. As of the end of fiscal 2016, we were compliant with our debt covenants under the ABL Facility.

The ABL Facility specifically restricts dividends and distributions, aside from amounts to cover ordinary operating expenses and taxes, from our subsidiaries to us and to our Parent. However, dividends and distributions are permitted at any time that either (1) availability under the ABL facility is greater than 15% of

TORRID INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

the maximum borrowing amount and we are pro forma compliant with a 1.1 to 1.0 fixed charge coverage ratio or (2) availability under the ABL facility is equal to or greater than 35% of the maximum borrowing amount. At January 28, 2017, the maximum restricted payment that our subsidiaries could make from its net assets was $36.0 million, or 32% of their total net assets.

Availability under the ABL Facility at the end of fiscal year 2015 was $49.7 million, which reflects no amounts outstanding. Availability under the ABL Facility at the end of fiscal year 2016 was $42.3 million, which reflects a $6.9 million utilization of the facility. We consider the carrying amount of the ABL Facility to approximate fair value because of the variable interest rate of this facility. Standby letters of credit issued and outstanding under the ABL Facility were $0.3 million and $0.8 million as of the end of fiscal years 2015 and 2016, respectively. During the first quarter of fiscal year 2015, we recorded the entire $0.4 million of financing costs for the ABL Facility which is reflected in deposits and other assets in our consolidated balance sheets. During fiscal years 2015 and 2016, we amortized $0.1 million of financing costs and paid $0.1 million and $0.2 million, respectively, in interest payments for the ABL Facility. Interest payments and amortized financing costs were recognized in interest expense and other, net.

Note 10. Income Taxes

During fiscal years 2014 and 2015, income tax expense was calculated on a separate tax return basis, even though our operations were included in Hot Topic’s tax returns prior to the Separation. Consequently, after our acquisition of Torrid LLC from Hot Topic, our tax provision and deferred tax balances have been computed on a separate tax return basis.

Income (Loss) Before Provision (Benefit) for Income Taxes The domestic and foreign income (loss) before provision (benefit) for income taxes during fiscal years 2014, 2015 and 2016 is as follows (in thousands):

	Fiscal Year Ended
	January 31, 2015	January 30, 2016	January 28, 2017
Domestic	$3,284	$(177,894)	$(7,190)
Foreign	—	(632)	(185)

Income (loss) before provision (benefit)	$3,284	$(178,526)	$(7,375)

Provision (Benefit) for Income Taxes The composition of the provision (benefit) for income taxes during fiscal years 2014, 2015 and 2016 is as follows (in thousands):

	Fiscal Year Ended
	January 31, 2015	January 30, 2016	January 28, 2017
Current:
Federal	$1,819	$10,101	$19,308
State	770	2,443	4,674
Foreign	—	—	214

	2,589	12,544	24,196

Deferred:
Federal	(453)	(22,835)	(1,154)
State	(472)	(4,451)	(1,262)
Foreign	—	—	(58)

	(925)	(27,286)	(2,474)

Total income tax provision (benefit)	$1,664	$(14,742)	$21,722

TORRID INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Significant components of our deferred tax assets and liabilities are as follows (in thousands):

	January 30, 2016	January 28, 2017
Current deferred tax assets (liabilities)(1):
Inventory	$1,313	$—
Loyalty reserve	1,937	—
Accrued bonus	1,592	—
Other	1,646	—

Net current deferred tax assets	6,488	—

Long-term deferred tax assets (liabilities):
Inventory	—	4,320
Loyalty reserve	—	2,647
Accrued bonus	—	3,806
Deferred rent	569	1,939
Deferred compensation	—	1,373
Valuation of intangible assets	(3,825)	(3,851)
Depreciation	(7,216)	(13,371)
Other		1,627

Total non-current net deferred tax liabilities	(10,472)	(1,510)

Net deferred tax liabilities	$(3,984)	$(1,510)

[1]	On January 28, 2017, we early adopted ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which requires that our current deferred tax assets (liabilities) of $13.8 million be presented as noncurrent. As we adopted this new guidance prospectively, prior periods have not been retrospectively adjusted. Please refer to “Note 3 – Accounting Standards” for more details about this new guidance.

A reconciliation of the provision (benefit) for income taxes to the statutory tax rate is as follows:

	Fiscal Year Ended
	January 31, 2015	January 30, 2016	January 28, 2017
Statutory federal rate	34.0%	(35.0)%	(35.0)%
State and local taxes, net of federal benefit and other	6.0	(0.7)	30.1
Goodwill and other intangible assets impairment	—	27.4	—
Share-based compensation	7.8	—	303.3
Other permanent differences, net	2.9	—	(3.9)

Effective income tax rate	50.7%	(8.3)%	294.5%

The effective tax rate in fiscal year 2016 reflects non-taxable share-based compensation expense for which there is no associated income tax benefit.

Uncertain Tax Positions As of the end of fiscal years 2015 and 2016, we did not record a liability for uncertain tax positions as we believed all of the tax positions we took (or expected to take) in a tax return were more likely than not to be sustained upon examination by taxing authorities.

TORRID INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

We operate stores throughout the United States, Puerto Rico and Canada, and as a result, we file income tax returns in the United States federal jurisdiction and various state, local and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities. Our fiscal year 2015 federal income tax return is currently under Internal Revenue Service audit. Although we cannot predict the outcome of future examinations, amounts that could be owed in excess of amounts accrued would impact future tax expense but would not be expected to have a material impact on our consolidated financial condition. The federal statute of limitations period is three years and most states follow this limitations period with few exceptions.

Note 11. Share-Based Compensation

Prior to the Separation, Hot Topic’s indirect parent, HT Holdings LLC, issued incentive units to certain members of our management when they were part of Hot Topic. At the Separation date, these incentive units had a fair value of zero.

After the Separation, during fiscal years 2015 and 2016, our parent, Torrid Holding LLC, issued 15.0 million Class A, Class B, Class C, Class D, Class E, Class F, Class G and Class H Torrid incentive units in the aggregate, net of forfeitures, to certain members of our management.

The following assumptions were used in the contingent claims analysis methodology using a Black-Scholes option valuation model to value the Torrid incentive units as of the end of each fiscal year:

	Fiscal Year Ended
	January 30, 2016	January 28, 2017
Time to liquidity event	4 years	0.5 years
Equity volatility	40%	50%
Risk-free interest rate of return	1.29%	0.63%

The fair value incorporates various assumptions including the time to liquidity event, equity volatility and risk-free interest rate of return. Equity volatility is based on the historical volatilities of comparable publicly traded companies for the time horizon equal to the time to the anticipated liquidity event; and the risk-free interest rate is for a term corresponding to the time to liquidity event. The most recent remeasurement of the fair value of the incentive units was performed as of the end of fiscal year 2016 and the fair value of these awards was determined to be $90.9 million in aggregate, net of forfeitures. Based on the fair value of the incentive units as of the end of fiscal year 2016, we had $26.3 million of unrecognized share-based compensation expense related to the unvested and unearned portion of the incentive units.

The incentive units vest over periods ranging from 2.7 to 5.0 years from the date of grant. The share-based compensation expense and associated capital contribution for these awards is recognized over the vesting period as the awards are earned. During fiscal years 2014, 2015 and 2016, we recognized share-based compensation expense of $0.8 million, $0.1 million and $63.9 million, respectively.

As of the end of fiscal years 2015 and 2016, Torrid Holding LLC had 13.5 million and 15.0 million, of outstanding incentive units, respectively, and 7.1 million and 6.1 million of unvested incentive units, respectively, issued to our employees.

TORRID INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 12. Deferred Rent and Other Noncurrent Liabilities

Deferred rent and other noncurrent liabilities consist of the following (in thousands):

	January 30, 2016	January 28, 2017
Noncurrent portion of deferred rent	$20,137	$35,358
Related party promissory note interest payable	145	51

Deferred rent and other noncurrent liabilities	$20,282	$35,409

Note 13. Commitments and Contingencies

Operating Leases Agreements    We have entered into operating lease agreements for retail space and vehicles under primarily non-cancelable leases with terms ranging from approximately two to ten years. The retail space leases provide for rents based upon the greater of the minimum annual rental amounts or a percentage of annual store sales volume. Certain leases provide for increasing minimum annual rental amounts. Rent expense is recorded on the straight-line basis over the term of the lease upon taking possession of premises. Accordingly, deferred rent, as reflected in the accompanying consolidated balance sheets, represents the difference between rent expense accrued and amounts paid under the terms of the lease agreements. Total rent expense during fiscal years 2014, 2015 and 2016 was $20.8 million, $25.8 million and $33.4 million, respectively, which excludes contingent rent expense of $0.7 million, $1.4 million and $2.0 million, respectively, but includes $1.6 million, $2.1 million and $3.1 million of non-cash deferred rent in fiscal years 2014, 2015 and 2016, respectively.

The estimated annual future minimum lease payments under operating leases for each of the next five years and thereafter are as follows (in thousands):

Fiscal Year
2017	$36,209
2018	34,937
2019	34,121
2020	33,984
2021	33,601
Thereafter	115,466

Total minimum operating lease payments	$288,318

Litigation From time to time, we are involved in matters of litigation that arise in the ordinary course of business. Though significant litigation or awards against us could seriously harm our business and financial results, we do not at this time expect any current litigation to have a material adverse effect on our overall financial condition. We recorded net litigation expense of $0.1 million and $0.4 million in fiscal years 2014 and 2015, respectively, and a net litigation recovery of $0.2 million in fiscal year 2016 related to settlements, which is included in selling, general and administrative expenses in the consolidated statements of operations and comprehensive income (loss).

Indemnities, Commitments and Guarantees During the ordinary course of business, we have made certain indemnities, commitments and guarantees under which we may be required to make payments in relation to certain transactions. Commitments include those given to various merchandise vendors and suppliers. The durations of these indemnities, commitments and guarantees vary. Some of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments we could be obligated to

TORRID INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

make. We have not recorded any liability for these indemnities, commitments and guarantees in the accompanying consolidated financial statements as no demands have been made upon us to provide indemnification under such agreements and there are no claims that we are aware of that could have a material effect on our consolidated financial statements.

Note 14. Stockholder’s Equity

We are authorized to issue 1,000 shares of common stock at $0.01 par value. In accordance with a stock subscription agreement dated April 8, 2015 and the contribution agreement dated May 1, 2015, our parent, Torrid Holding LLC, purchased one share of our common stock with a par value of $0.01 for $45.0 million in exchange for ownership of 100% equity interest in us. We had one share issued and outstanding as of the end of fiscal years 2015 and 2016.

Note 15. Fair Value Measurements

We carry certain of our assets and liabilities at fair value in accordance with GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Valuation techniques used to measure fair value requires us to maximize the use of observable inputs and minimize the use of unobservable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs, other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in markets that are not active; or other inputs other than quoted prices that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities, including interest rates and yield curves, and market corroborated inputs.

Level 3: Unobservable inputs for the asset or liability that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. These are valued based on our estimates and assumptions that market participants would use in pricing the asset or liability.

TORRID INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Financial assets and liabilities measured at fair value on a recurring basis as of the end of fiscal year 2015 consisted of the following (in thousands):

	January 30, 2016	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Money market funds (cash equivalent)	$25,693	$25,693	$—	$—

Total assets	$25,693	$25,693	$—	$—

Liabilities:
Deferred compensation plan liability (noncurrent)	$1,051	$—	$1,051	$—

Total liabilities	$1,051	$—	$1,051	$—

Financial assets and liabilities measured at fair value on a recurring basis as of the end of fiscal year 2016 consisted of the following (in thousands):

	January 28, 2017	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Money market funds (cash equivalent)	$5	$5	$—	$—

Total assets	$5	$5	$—	$—

Liabilities:
Deferred compensation plan liability (noncurrent)	$2,672	$—	$2,672	$—

Total liabilities	$2,672	$—	$2,672	$—

The fair value of our money market funds is based on quoted prices in active markets. The deferred compensation plan liability represents the amount that would be earned by participants if the funds were invested in securities traded in active markets. The fair value of the deferred compensation plan liability is determined based on quoted prices of similar assets that are traded in observable markets, or represents the cash withheld by participants prior to any investment activity.

Note 16. Subsequent Events

Subsequent events were evaluated through April 13, 2017, which is the date these consolidated financial statements were available to be issued.

SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

Parent-Company-Only

CONDENSED BALANCE SHEETS

(in thousands)

	January 30, 2016	January 28, 2017
Assets
Current assets:
Income tax receivable	$56	$45

Total current assets	56	45

Investment in subsidiaries	107,372	112,123

Total assets	$107,428	$112,168

Liabilities and stockholder’s equity
Current liabilities:
Total current liabilities	$—	$—

Related party promissory note interest payable	145	51
Related party promissory note	45,000	15,209

Total liabilities	45,145	15,260

Stockholder’s equity:
Additional paid-in capital	261,667	325,349
Accumulated deficit	(199,351)	(228,448)
Accumulated other comprehensive income (loss)	(33)	7

Total stockholder’s equity	62,283	96,908

Total liabilities and stockholder’s equity	$107,428	$112,168

The accompanying notes are an integral part of these condensed financial statements.

SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

Parent-Company-Only

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands)

	Fiscal Year Ended
	January 30, 2016	January 28, 2017
Net sales	$—	$—
Cost of goods sold	—	—

Gross profit	—	—
Selling, general and administrative expenses	—	—

Loss from operations	—	—
Related party interest expense	(145)	(115)
Loss before benefit for income taxes	(145)	(115)
Benefit for income taxes	(56)	(45)
Equity loss in subsidiary	(163,695)	(29,027)

Net loss	$(163,784)	$(29,097)

Comprehensive loss:
Net loss	$(163,784)	$(29,097)

Other comprehensive income (loss):
Foreign currency translation adjustment	(33)	40

Total other comprehensive income (loss)	(33)	40

Comprehensive loss	$(163,817)	$(29,057)

The accompanying notes are an integral part of these condensed financial statements.

SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

Parent-Company-Only

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Year Ended
	January 30, 2016	January 28, 2017
OPERATING ACTIVITIES
Net loss	$(163,784)	$(29,097)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity loss in subsidiary	163,695	29,027
Changes in operating assets and liabilities:
Income taxes receivable	(56)	11
Related party promissory note interest payable	145	(94)

Net cash provided by operating activities	—	(153)

INVESTING ACTIVITIES
Acquisition of Torrid LLC from Hot Topic, Inc.	(55,000)	—

Net cash used in investing activities	(55,000)	—

FINANCING ACTIVITIES
Capital contribution from Torrid Holding LLC	45,000	—
Proceeds from related party promissory note	45,000	—
Repayment of related party promissory note	—	(29,791)
Contribution to subsidiary	(35,000)	—
Dividend from subsidiary	—	29,944

Net cash provided by financing activities	55,000	153

(Decrease) increase in cash	—	—
Effect of foreign currency exchange rate changes on cash	—	—
Cash and cash equivalents at beginning of period	—	—

Cash and cash equivalents at end of period	$—	$—

The accompanying notes are an integral part of these condensed financial statements.

SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

Parent-Company-Only

NOTES TO CONDENSED FINANCIAL STATEMENTS

Note 1. Basis of Presentation

Torrid Inc. (formerly known as Torrid Holding Corp.) or Torrid, was incorporated in Delaware on April 8, 2015 and is a wholly owned subsidiary of Torrid Holding LLC. Torrid Holding LLC is majority-owned by investment funds managed by Sycamore Partners Management, LLC, or Sycamore. The parent-company-only financial statements should be read in conjunction with the audited consolidated financial statements of Torrid Inc. which are included elsewhere in this prospectus. The parent-company-only financial statements are for Torrid Inc. and exclude the operations of its directly owned subsidiary, Torrid LLC. For purposes of this condensed financial information, Torrid’s wholly-owned and majority-owned subsidiaries are recorded based upon their proportionate share of the subsidiaries’ net assets (similar to presenting them using the equity method). Torrid Inc.’s investment in subsidiaries is stated at cost plus contributions from parent and earnings or losses from subsidiaries.

On May 1, 2015, Hot Topic entered into a contribution agreement pursuant to which Hot Topic contributed all of the existing assets and liabilities related to its former Torrid business to a newly-formed separate wholly-owned subsidiary of Hot Topic, Torrid LLC. Immediately thereafter, on May 1, 2015, Hot Topic entered into a purchase agreement with Torrid Inc., pursuant to which Hot Topic sold all of its issued and outstanding equity interests in Torrid LLC to us for cash consideration of $55 million. This acquisition was accounted for as a common control transaction under ASC 805, Business Combinations.

Income taxes and share-based compensation expense have been allocated to Torrid’s subsidiaries for the fiscal years ended January 30, 2016 and January 28, 2017.

Note 2. Guarantees and Restrictions

In May 2015, Torrid LLC entered into a credit agreement for a senior secured asset-based revolving credit facility, or ABL Facility, of $50 million (subject to a borrowing base), with Bank of America, N.A. Certain of Torrid LLC’s domestic subsidiaries are co-borrowers with Torrid LLC under the ABL Facility and the principal amount outstanding of the loans under the ABL Facility are expected to be due and payable in full May 2020.

All obligations under the ABL Facility are unconditionally guaranteed by substantially all of Torrid LLC’s existing majority-owned domestic subsidiaries and will be required to be guaranteed by certain of Torrid LLC’s future domestic majority-owned subsidiaries. All obligations under the ABL Facility, and the guarantees of those obligations, will be secured, subject to certain exceptions, by substantially all of Torrid LLC’s assets. The ABL Facility contains a number of covenants that, among other things and subject to certain exceptions, will restrict Torrid LLC’s ability and its subsidiaries to: incur additional indebtedness; pay dividends on Torrid LLC’s capital stock or redeem, repurchase or retire Torrid LLC’s capital stock or Torrid LLC’s other indebtedness; make investments, loans and acquisitions; sell assets, including capital stock of Torrid LLC’s subsidiaries; alter the business Torrid LLC conducts; consolidate or merge; and incur liens. As of the end of fiscal 2016, Torrid LLC was compliant with its debt covenants under the ABL Facility.

Note 3. Subsequent Events

Subsequent events were evaluated through April 13, 2017, which is the date that the condensed financial statements were available to be issued.

TORRID INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	January 28, 2017	April 29, 2017
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$9,583	$23,487
Restricted Cash	102	102
Inventory	103,371	98,814
Prepaid expenses and other current assets	10,130	11,585

Total current assets	123,186	133,988

Property and equipment, net	131,512	142,021
Deposits and other noncurrent assets	386	385
Deferred tax asset	1,280	1,280
Intangible assets, net	9,422	9,318

Total assets	$265,786	$286,992

Liabilities and stockholder’s equity
Current liabilities:
Accounts payable	$19,795	$26,919
Accrued and other current liabilities	66,828	64,466
Borrowings under credit facility	6,875	—
Due to related parties	16,605	18,553
Income taxes payable	2,695	4,623

Total current liabilities	112,798	114,561

Deferred rent and other noncurrent liabilities	35,409	38,053
Deferred tax liability	2,790	2,790
Deferred compensation	2,672	3,068
Related party promissory note	15,209	15,209

Total liabilities	168,878	173,681

Commitments and contingencies (Note 13)

Stockholder’s equity:
Common shares: $0.01 par value; 1,000 shares authorized; 1 share issued and outstanding at January 28, 2017 and April 29, 2017	—	—
Additional paid-in capital	325,349	338,326
Accumulated deficit	(228,448)	(224,970)
Accumulated other comprehensive income (loss)	7	(45)

Total stockholder’s equity	96,908	113,311

Total liabilities and stockholder’s equity	$265,786	$286,992

The accompanying notes are an integral part of these consolidated financial statements.

TORRID INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

(UNAUDITED)

(in thousands, except share data)

	Three Months Ended April 30, 2016	Three Months Ended April 29, 2017
Net sales	$151,977	$197,523
Cost of goods sold	85,098	119,618

Gross profit	66,879	77,905
Selling, general and administrative expenses	42,041	58,251
Share-based compensation	3,059	12,977

Income from operations	21,779	6,677
Interest income (expense) and other, net	328	(353)

Income before provision for income taxes	22,107	6,324
Provision for income taxes	9,054	2,846

Net income	$13,053	$3,478

Comprehensive income
Net income	$13,053	$3,478

Other comprehensive income (loss):
Foreign currency translation adjustment	75	(52)

Total other comprehensive income (loss)	75	(52)

Comprehensive income	$13,128	$3,426

Net income per share:
Basic and diluted	$13,053	$3,478
Weighted average number of shares:
Basic and diluted	1	1

The accompanying notes are an integral part of these consolidated financial statements.

TORRID INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(In thousands)

	Three Months Ended April 30, 2016	Three Months Ended April 29, 2017
OPERATING ACTIVITIES
Net income	$13,053	$3,478
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,606	5,377
Loss on disposal of property and equipment	29	37
Share-based compensation	3,059	12,977
Gift card breakage	(128)	(137)
Non cash foreign currency transaction (gain) loss	(402)	236
Changes in operating assets and liabilities:
Inventory	382	4,535
Prepaid expenses and other current assets	(1,364)	(1,455)
Deposits and other noncurrent assets	(15)	(16)
Accounts payable	3,095	7,935
Accrued and other current liabilities	(7,295)	(3,986)
Deferred rent and other noncurrent liabilities	3,987	2,644
Deferred compensation	303	396
Due to related parties	(2,059)	1,948
Income taxes payable	4,317	1,928

Net cash provided by operating activities	20,568	35,897

INVESTING ACTIVITIES
Purchases of property and equipment	(10,673)	(15,033)

Net cash used in investing activities	(10,673)	(15,033)

FINANCING ACTIVITIES
Proceeds from credit facility	—	69,530
Principal payments on credit facility	—	(76,405)

Net cash used in financing activities	—	(6,875)

Increase in cash and cash equivalents	9,895	13,989
Effect of foreign currency exchange rate changes on cash and cash equivalents	205	(85)
Cash and cash equivalents at beginning of period	33,164	9,583

Cash and cash equivalents at end of period	$43,264	$23,487

SUPPLEMENTAL INFORMATION
Cash paid during the period for interest related to the promissory note and credit facility	$49	$4

Cash paid during the period for income taxes	$4,743	$920

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES
Property and equipment purchases included in accounts payable and accrued liabilities	$14,663	$9,351

The accompanying notes are an integral part of these consolidated financial statements.

TORRID INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation and Description of the Business

Torrid Inc. (formerly known as Torrid Holding Corp.), or Torrid, was incorporated in Delaware on April 8, 2015 and is a wholly owned subsidiary of our parent, Torrid Holding LLC. Torrid Holding LLC is majority-owned by investment funds managed by Sycamore Partners Management, LLC, or Sycamore. Throughout these financial statements, the terms “we,” “us,” “our,” the “Company” and similar references refer to Torrid and its consolidated subsidiaries.

Our fiscal year ends on the Saturday nearest to January 31 and each fiscal year is generally comprised of four 13-week quarters (although in years with 53 weeks, the fourth quarter is comprised of 14 weeks). Fiscal years are identified in this prospectus according to the calendar year in which they begin. For example, references to “fiscal year 2017” or similar references refer to the fiscal year ending February 3, 2018. References to the first quarter of fiscal years 2016 and 2017 and to the three-month periods ended April 30, 2016 and April 29, 2017, respectively, refer to the 13-week periods then ended.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles, or GAAP, for interim financial information and Article 10 of Regulation S-X. Accordingly, the interim financial statements do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement of the results for the interim periods presented have been included. Operating results for the three-month periods ended April 30. 2016 and April 29, 2017 are not necessarily indicative of the results that may be expected for any future interim periods, the fiscal year ending 2017, or for any future year.

The consolidated balance sheet information at January 28, 2017 has been derived from the audited consolidated financial statements at that date, but does not include all of the disclosures required by GAAP. The accompanying unaudited interim consolidated financial statements and related footnotes should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended January 28, 2017 included elsewhere in this prospectus/ registration statement. The unaudited interim consolidated financial statements include Torrid and those of our wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Description of Business We are a branded omni-channel retailer of apparel, intimates and accessories targeting the 25- to 40-year-old woman who is curvy and wears sizes 10 to 30. We generate revenues primarily through our stores in the United States of America, Puerto Rico and Canada, and through our e-commerce platform www.torrid.com.

Segment Reporting We have determined that we have one reportable segment, which includes the operation of our e-commerce platform and retail stores. The single segment was identified based on how the Chief Operating Decision Maker, who we have determined to be our Chief Executive Officer, manages and evaluates performance and allocates resources. Revenues and long-lived assets relating to our operations in Canada and Puerto Rico during the first quarter of fiscal years 2016 and 2017 and as of the end of the same periods were not material, and therefore, are not reported separately from domestic net sales and long-lived assets.

Store Pre-Opening Costs Cost incurred in connection with the opening of new stores, store remodels or relocations are expensed as incurred. We incurred $1.3 million and $1.2 million of pre-opening costs in the first quarter of fiscal years 2016 and 2017, respectively.

TORRID INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2. Accounting Standards

Recently Adopted Accounting Standards

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting. The amendments in this update involve several aspects of accounting for equity-based payment transactions, including income tax consequences, classification of awards, and classification on the statement of cash flows. The amendments in this update were effective for fiscal years beginning after December 15, 2016, including interim reporting periods within those annual reporting periods. Early adoption is permitted for any entity in any interim or annual period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. Our adoption of this new guidance did not have any impact on our consolidated financial position or results of operations.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805, Simplifying the Accounting for Measurement-Period Adjustments), which changes the requirement to restate prior period financial statements for measurement period adjustments. The new guidance requires that measurement period adjustments be recognized in the reporting period in which the adjustment amount is determined. This includes the cumulative impact of measurement period adjustments on current and prior periods. The cumulative adjustment would be reflected within the respective financial statement line items affected. The guidance was effective for fiscal years beginning after December 15, 2015, including interim reporting periods within those annual reporting periods. Our adoption of this new guidance did not have a material impact on our consolidated financial position or results of operations.

In July 2015, the FASB issued ASU 2015-11, Inventory (Subtopic 330, Simplifying the Measurement of Inventory), which simplifies the subsequent measurement of inventory by replacing the lower of cost or market test with a lower of cost and net realizable value test. The new guidance was effective for fiscal years beginning after December 15, 2016, including interim reporting periods within those annual reporting periods and requires prospective adoption, with early adoption permitted. Our adoption of this new guidance did not have a material impact on our consolidated financial position or results of operations.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Subtopic 810, Amendments to the Consolidation Analysis), which modifies existing consolidation guidance for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. This new guidance was effective for fiscal periods beginning after December 15, 2015, including interim reporting periods within those annual reporting periods and allows for either full retrospective or modified retrospective adoption, with early adoption permitted. Our adoption of this new guidance did not have a material impact on our consolidated financial position or results of operations.

Recently Issued Accounting Pronouncements

In November 2016, the FASB issued ASU 2016-18, Restricted Cash, which requires an entity to reconcile and explain the period-over-period change in total cash, cash equivalents and restricted cash within its statements of cash flows. The guidance is effective for fiscal years beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. Early adoption is permitted. A reporting entity must apply the amendments in this guidance using a full retrospective approach. We do not expect that our adoption of this new guidance will have a material impact on our consolidated financial position or results of operations.

TORRID INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

In October 2016, the FASB issued ASU 2016-16 (Topic 740, Income Taxes): Intra-Entity Transfers of Assets Other Than Inventory. Currently, it is prohibited to recognize current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. This prohibition on recognition is an exception to the principle of comprehensive recognition of current and deferred income taxes. The new guidance requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs and eliminates the exception for an intra-entity transfer of an asset other than inventory. Two common examples of assets included in the scope of the amendments are intellectual property and property, plant and equipment. The guidance will be effective for fiscal years beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. Early adoption is permitted. We do not expect that our adoption of this new guidance will have a material impact on our consolidated financial position or results of operations.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Payments (Topic 230, Statement of Cash Flows), which reduces diversity in practice in how certain transactions are presented. The issues addressed in the new guidance include the classification of debt prepayment or debt extinguishment costs, the classification of proceeds from the settlement of insurance claims and the classification of a transferor’s beneficial interests in securitization transactions. The guidance will be effective for fiscal years beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. Early adoption is permitted, provided that all of the amendments are adopted in the same period. Retrospective application is required. We do not expect that our adoption of this new guidance will have a material impact on our consolidated financial position or results of operations.

In February 2016, the FASB issued ASU 2016-02, Leases, which replaces the existing guidance in ASC 840, Leases. The new guidance establishes a right-of-use model that requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance leases or operating leases, with classification affecting the pattern of expense recognition in the income statement. The guidance will be effective for fiscal years beginning after December 15, 2018, including interim reporting periods within those annual reporting periods. Retrospective application is required. We expect that our assets and liabilities in our consolidated balance sheets will significantly increase. We are currently evaluating other effects that adopting this new accounting guidance will have on our consolidated financial position and results of operations.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, as a new Topic, ASC Topic 606. The new guidance established principles for reporting revenue and cash flows arising from an entity’s contracts with customers. This new revenue recognition standard will replace most of the recognition guidance within GAAP. This guidance was deferred by ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, issued by the FASB in August 2015, which deferred the effective date of ASU 2014-09 from annual and interim periods beginning after December 15, 2016 to annual and interim periods beginning after December 15, 2017. In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations, which further clarifies the implementation guidance in ASU 2014-09. In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, to expand the guidance on identifying performance obligations and licensing within ASU 2014-09. In May 2016, the FASB issued ASU 2016-12, Revenues from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients, which amends the guidance in the new revenue standard on collectability, noncash consideration, presentation of sales tax, and transition. The amendments are intended to address implementation issues that were raised by stakeholders and provide additional practical expedients to reduce the cost and complexity of applying the new revenue standard. In December 2016, the FASB issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which amends narrow aspects of the guidance in ASU

TORRID INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2014-09, Revenue from Contracts with Customers. These standards are effective for fiscal years beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. We are evaluating the impact adopting these standards will have on our consolidated financial statements.

Note 3. Inventory

Inventory is valued at the lower of moving average cost or net realizable value. We make certain assumptions regarding net realizable value in order to assess whether our inventory is recorded properly at the lower of cost or net realizable value. These assumptions are based on both historical average selling price experience and current selling price information.

Physical inventory counts are conducted at least once during the year to determine actual inventory on hand and shrinkage. We accrue our estimated inventory shrinkage for the period between the last physical count and current balance sheet date.

Note 4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	January 28, 2017	April 29, 2017
Accounts receivable	$7,657	$6,514
Prepaid advertising	1,274	1,643
Prepaid rent	72	2,155
Other	1,127	1,273

Prepaid expenses and other current assets	$10,130	$11,585

Note 5. Property and Equipment

Property and equipment are summarized as follows (in thousands):

	January 28, 2017	April 29, 2017
Leasehold improvements	$112,230	$117,078
Furniture, fixtures and equipment	59,612	70,018
Software and licenses	870	749
Construction-in-progress	527	791

	173,239	188,636
Less: Accumulated depreciation and amortization	(41,727)	(46,615)

Property and equipment, net	$131,512	$142,021

We recorded depreciation expense related to our property and equipment in the amounts of $3.5 million and $5.3 million during the first quarter of fiscal years 2016 and 2017, respectively.

Note 6. Intangible Assets

During the first quarter of fiscal years 2016 and 2017, we amortized $0.1 million and $0.1 million, respectively, of net favorable leasehold interests in occupancy costs within cost of goods sold in our consolidated

TORRID INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

statements of operations and comprehensive income. As of the end of the first quarter of fiscal year 2017, we had $0.9 million of unamortized leasehold interests in our consolidated balance sheet which are expected to be recognized over a weighted average remaining period of 1.7 years.

Note 7. Accrued and Other Current Liabilities

Accrued and other current liabilities consist of the following (in thousands):

	January 28, 2017	April 29, 2017
Accrued payroll and related expenses	$14,704	$9,255
Accrued loyalty program	6,476	7,019
Accrued inventory-in-transit	12,116	6,127
Accrued cost of property and equipment	2,991	4,741
Deferred revenue	4,165	5,118
Accrued professional fees	481	3,932
Current portion of deferred rent	2,085	3,810
Accrued sales and use tax	2,619	3,472
Gift cards, gift certificates and store merchandise credits	4,387	3,119
Accrued marketing	3,309	2,666
Accrued self-insurance liabilities	1,705	1,845
Other	11,790	13,362

Accrued and other current liabilities	$66,828	$64,466

Note 8. Loyalty Program

On July 24, 2014, we relaunched our loyalty program, Torrid Insider, in all our stores and on torrid.com. Under this program, customers accumulate points based on purchase activity and upon reaching a certain point level, customers can earn awards that may only be redeemed for merchandise. Unredeemed points are subject to expiration after 13 months without additional purchase activity and unredeemed awards expire 45 days after issuance. We use historical redemption rates to estimate the value of future award redemptions and we recognize the estimated value of these future awards as a reduction of revenue in the consolidated statements of operations and comprehensive income in the period the points are earned by the customer. As of the end of fiscal year 2016 and as of the end of the first quarter of fiscal year 2017, we had $6.5 million and $7.0 million, respectively, in deferred revenue related to the loyalty program included in accrued and other current liabilities in the consolidated balance sheets. We recorded $0.9 million and $0.5 million as a reduction of net sales in the first quarter of fiscal years 2016 and 2017, respectively. Future revisions to the estimated liability may result in changes to net sales.

Note 9. Related Party Transactions

Transition Services Agreement On May 1, 2015, we entered into a transition services agreement with Hot Topic Inc., or Hot Topic, under which Hot Topic provided us with certain services to help ensure an orderly transition for us following the Separation. Under the transition services agreement, Hot Topic provided us (or caused applicable third parties to provide) certain back office and general and administrative services, including information technology, logistics management and other specified services to ensure our stand-alone functionality. Each month, we were committed to pay Hot Topic for these services. We recorded payments made to Hot Topic under the transition services agreement in the applicable expense category in either cost of goods

TORRID INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

sold, or selling, general and administrative expenses. During the first quarter of fiscal years 2016 and 2017, Hot Topic charged us $10.2 million and $9.7 million, respectively, for various services, of which $1.8 million and $2.9 million, respectively, were recorded as components of cost of goods sold, and the remaining $8.4 million and $6.8 million, respectively, were charged to selling, general and administrative expense. As of the end of fiscal year 2016 and as of the end of the first quarter of fiscal year 2017, we owed $3.2 million and $9.0 million, respectively, to Hot Topic under the transition services agreement which are included in due to related parties in our consolidated balance sheets.

Hot Topic incurs certain direct expenses on our behalf, such as payments to our non-merchandise vendors and each month, we pay Hot Topic for these pass-through expenses. As of the end of fiscal year 2016 and as of the end of the first quarter of fiscal year 2017, the net amounts we owed Hot Topic for these expenses were $10.6 million and $7.1 million, respectively, which are included in due to related parties in our consolidated balance sheets.

Promissory Note to Parent On May 1, 2015, we issued a $45.0 million promissory note to our parent, Torrid Holding LLC, due on or before May 1, 2018, or the Related Party Promissory Note. On June 16, 2016, we made a $29.8 million repayment of the Related Party Promissory Note and paid $0.2 million of related interest. We shall pay interest at an annual compounding rate of 0.43% upon maturity of the Related Party Promissory Note. The Related Party Promissory Note interest rate is equal to the federal rate for May 2015 for a short-term instrument with an annual compounding interest rate. As of the end of fiscal year 2016 and as of the end of the first quarter of fiscal year 2017, there was a $15.2 million lump sum principal payment due upon the May 1, 2018 maturity date and the total amount of interest owed was $0.1 million.

Sponsor Advisory Services Agreement On May 1, 2015, we entered into an advisory services agreement with Sycamore, pursuant to which Sycamore agreed to provide strategic planning and other related services to us. We are obligated to reimburse Sycamore for its expenses incurred in connection with providing such advisory services to us. As of the end of fiscal year 2016 and as of the end of the first quarter of fiscal year 2017, there were no amounts due, and during the first quarter of fiscal years 2016 and 2017, no amounts were paid under this agreement.

From time to time, we reimburse Sycamore for certain management expenses it pays on our behalf. During the first quarter of fiscal years 2016 and 2017, the reimbursement we made to Sycamore for such expenses was not material.

Other Related Party Transactions

MGF Sourcing US, LLC, an entity indirectly controlled by affiliates of Sycamore, is one of our suppliers. During the first quarter of fiscal years 2016 and 2017, purchases from this supplier were $4.1 million and $6.5 million, respectively. As of the end of fiscal year 2016 and as of the end of the first quarter of fiscal year 2017, the net amounts we owed MGF Sourcing US, LLC for these purchases were $2.8 million and $2.1 million, respectively. This liability is included in due to related parties in our consolidated balance sheets.

HU Merchandising, LLC, a subsidiary of Hot Topic, is one of our suppliers. During the first quarter of fiscal year 2017, purchases from this supplier were $0.2 million. As of the end of the first quarter of fiscal year 2017, the net amount we owed HU Merchandising, LLC for these purchases was $0.2 million. This liability is included in due to related parties in our consolidated balance sheets. As of the end of fiscal year 2016, there were no amounts due and during the first quarter of fiscal year 2016, no amounts were paid to this supplier.

TORRID INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

During the first quarter of fiscal year 2017, we entered into an agreement with Hot Topic under which Hot Topic will move into the retail store space of two Torrid stores closing during the second quarter of fiscal year 2017. As a result of this agreement and with landlord consent, we shall avoid certain costs associated with terminating our lease agreements and pay Hot Topic $0.2 million in the aggregate. The expense was recorded as a component of cost of goods sold and the liability is included in due to related parties in our consolidated balance sheets.

Note 10. Debt Financing Arrangements

Senior Secured Asset-Based Revolving Credit Facility In May 2015, we entered into a credit agreement for a senior secured asset-based revolving credit facility, or ABL Facility, of $50 million (subject to a borrowing base), with Bank of America, N.A.

Certain of our domestic subsidiaries are co-borrowers with us under the ABL Facility and the principal amount outstanding of the loans under the ABL Facility is expected to be due and payable in full in May 2020.

Availability under the ABL Facility is subject to a percentage of our eligible inventory and receivables to collateralize the borrowing and is reduced by the level of outstanding letters of credit.

The borrowing base for the revolving credit facility at any time equals the sum of 90% of eligible credit card receivables, plus 90% of the appraised net orderly liquidation value of eligible inventory and eligible in-transit inventory multiplied by the cost of such eligible inventory and eligible in-transit inventory (to be increased to 92.5% during the period beginning on September 1 of each year and ending on December 31 of each year). The ABL Facility includes borrowing capacity for letters of credit and for borrowings on same-day notice, referred to as Swing Line Loans, and will be available in U.S. dollars.

We have the right to request up to $30 million of additional commitments under the ABL Facility, and the lenders under this facility are not under any obligation to provide any such additional commitments, and any increase in commitments is subject to customary conditions precedent. If we were to request any such additional commitments and the existing lenders or new lenders were to agree to provide such commitments, the ABL Facility size could increase to up to $80 million, but our ability to borrow under this facility would still be limited by the amount of the borrowing base.

Borrowings under the ABL Facility bear interest at an annual rate equal to, at our option, either (a) a base rate determined by reference to the highest of (1) the prime rate of Bank of America, N.A., (2) the federal funds effective rate plus 0.50% and (3) a LIBOR rate for an interest period of one month adjusted for certain costs, plus 1.00% or (b) at a LIBOR rate for the interest period relevant to such borrowing adjusted for certain costs (“Adjusted LIBOR”), in each case plus an applicable margin that ranges from 1.75% to 2.0% for LIBOR borrowings and 0.75% to 1.0% for base rate borrowings.

If we elect the LIBOR rate, interest is due and payable on the last day of each interest period, unless an interest period exceeds three months, then the respective dates that fall every three months after the beginning of the interest period shall also be interest payment dates. If we opt for the base rate, (including a Swing Line Loan), interest is due and payable on the first business day of each month and on the maturity date. The elected interest rate as of the end of the first quarter of fiscal year 2017 was 4.75%.

In addition to paying interest on outstanding principal under the ABL Facility, we are required to pay a commitment fee in respect of unutilized commitments. The commitment fee ranges between 0.25% and 0.375% per annum of unutilized commitments and will be subject to adjustment each fiscal quarter based on the amount

TORRID INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

of unutilized commitments during the immediately preceding fiscal quarter. We must also pay customary letter of credit fees and agent fees.

If at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the ABL Facility exceeds the lesser of (a) the commitment amount and (b) the borrowing base, we will be required to repay outstanding loans and/or cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount.

We may voluntarily reduce the unused portion of the commitment amount and repay outstanding loans at any time. Prepayment of the loans may be made without premium or penalty other than customary “breakage” costs with respect to LIBOR loans.

All obligations under the ABL Facility are unconditionally guaranteed by substantially all of our existing majority-owned domestic subsidiaries and will be required to be guaranteed by certain of our future domestic majority-owned subsidiaries. All obligations under the ABL Facility, and the guarantees of those obligations, will be secured, subject to certain exceptions, by substantially all of our assets.

Our ABL Facility contains a number of covenants that, among other things and subject to certain exceptions, will restrict our ability and the ability of our subsidiaries to: incur additional indebtedness; pay dividends on our capital stock or redeem, repurchase or retire our capital stock or our other indebtedness; make investments, loans and acquisitions; engage in transactions with our affiliates; sell assets, including capital stock of our subsidiaries; alter the business we conduct; consolidate or merge; and incur liens. As of the end of the first quarter of fiscal 2017, we were compliant with our debt covenants under the ABL Facility.

The ABL Facility specifically restricts dividends and distributions, aside from amounts to cover ordinary operating expenses and taxes, from our subsidiaries to us and to our parent. However, dividends and distributions are permitted at any time that either (1) availability under the ABL facility is greater than 15% of the maximum borrowing amount and we are pro forma compliant with a 1.1 to 1.0 fixed charge coverage ratio or (2) availability under the ABL facility is equal to or greater than 35% of the maximum borrowing amount. At April 29, 2017, the maximum restricted payment that our subsidiaries could make from its net assets was $43.0 million, or 33% of their total net assets.

Availability under the ABL Facility at the end of fiscal year 2016 was $42.3 million, which reflects a $6.9 million utilization of the facility. Availability under the ABL Facility at the end of the first quarter of fiscal year 2017 was $49.2 million, which reflects no amounts outstanding. We consider the carrying amount of the ABL Facility to approximate fair value because of the variable interest rate of this facility. Standby letters of credit issued and outstanding under the ABL Facility were $0.8 million both as of the end of fiscal year 2016 and as of the end of the first quarter of fiscal year 2017. During the first quarter of fiscal years 2016 and 2017, amortization of financing costs and interest payments for the ABL Facility were immaterial and were recognized in interest expense and other, net.

Note 11. Income Taxes

Effective Tax Rate During the first quarter of fiscal years 2016 and 2017, the provision for income taxes was $9.1 million and $2.8 million, respectively. The effective tax rates for the three-month periods ended April 30, 2016 and April 29, 2017 were 41.0% and 45.0%, respectively. The change in the effective tax rate for the three-month period ended April 30, 2016, as compared to the same period in 2017 is primarily due to the increase in the amount of non-taxable items associated with share-based compensation and decrease in income before provision for income taxes for the three-month period ended April 29, 2017.

TORRID INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Uncertain Tax Positions As of the end of fiscal year 2016 and as of the end of the first quarter of fiscal year 2017, we did not record a liability for uncertain tax positions as we believed all of the tax positions we took (or expected to take) in a tax return were more likely than not to be sustained upon examination by taxing authorities.

Note 12. Share-Based Compensation

During fiscal years 2015, 2016 and the first quarter of fiscal year 2017, our parent, Torrid Holding LLC, issued 16.0 million Class A, Class B, Class C, Class D, Class E, Class F, Class G, Class H and Class J Torrid incentive units in the aggregate, net of forfeitures, to certain members of our management.

The fair value incorporates various assumptions including the time to liquidity event, equity volatility and risk-free interest rate of return. Equity volatility is based on the historical volatilities of comparable publicly traded companies for the time horizon equal to the time to the anticipated liquidity event; and the risk-free interest rate is for a term corresponding to the time to liquidity event. The most recent remeasurement of the fair value of the incentive units was performed as of the end of the first quarter of fiscal year 2017 and the fair value of these awards was determined to be $102.1 million in aggregate, net of forfeitures. Based on the fair value of the incentive units as of the end of the first quarter of fiscal year 2017, we had $24.5 million of unrecognized share-based compensation expense related to the unvested and unearned portion of the incentive units.

The incentive units vest over periods ranging from 2.7 to 5.0 years from the date of grant. The share-based compensation expense and associated capital contribution for these awards is recognized over the vesting period as the awards are earned. During the first quarter of fiscal years 2016 and 2017, we recognized share-based compensation expense of $3.1 million and $13.0 million, respectively.

As of the end of the first quarter of fiscal years 2016 and 2017, Torrid Holding LLC had 13.5 million and 16.0 million of outstanding incentive units, respectively, and 6.3 million and 6.0 million of unvested incentive units, respectively, issued to our employees. These incentive units have been excluded from the calculation of earnings per share as they were not issued by us and are therefore not part of our capital structure.

Note 13. Commitments and Contingencies

Litigation From time to time, we are involved in matters of litigation that arise in the ordinary course of business. Though significant litigation or awards against us could seriously harm our business and financial results, we do not at this time expect any current litigation to have a material adverse effect on our overall financial condition. We recorded net litigation expense of $0.1 million in the first quarter of fiscal year 2016 which is included in selling, general and administrative expenses in the consolidated statements of operations and comprehensive income. We did not recognize any litigation expense in the first quarter of fiscal year 2017.

Indemnities, Commitments and Guarantees During the ordinary course of business, we have made certain indemnities, commitments and guarantees under which we may be required to make payments in relation to certain transactions. These indemnities include those given to various lessors in connection with facility leases for certain claims arising from such facility or lease and indemnities to our board of directors and officers to the maximum extent permitted. Commitments include those given to various merchandise vendors and suppliers. From time to time, we have issued guarantees in the form of standby letters of credit as security for workers’ compensation claims. (Our letters of credit are discussed in more detail in “NOTE 10 – Debt Financing Arrangements”.) The durations of these indemnities, commitments and guarantees vary. Some of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments we could be obligated to make. We have not recorded any liability for these indemnities, commitments

TORRID INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

and guarantees in the accompanying consolidated financial statements as no demands have been made upon us to provide indemnification under such agreements and there are no claims that we are aware of that could have a material effect on our consolidated financial statements.

Note 14. Stockholder’s Equity

We are authorized to issue 1,000 shares of common stock at $0.01 par value. In accordance with a stock subscription agreement dated April 8, 2015 and the contribution agreement dated May 1, 2015, our parent, Torrid Holding LLC, purchased one share of our common stock with a par value of $0.01 for $45.0 million in exchange for ownership of 100% equity interest in us. We had one share issued and outstanding as of the end of fiscal year 2016 and as of the end of the first quarter of fiscal year 2017.

Note 15. Fair Value Measurements

We carry certain of our assets and liabilities at fair value in accordance with GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Valuation techniques used to measure fair value requires us to maximize the use of observable inputs and minimize the use of unobservable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs, other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in markets that are not active; or other inputs other than quoted prices that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities, including interest rates and yield curves, and market corroborated inputs.

Level 3: Unobservable inputs for the asset or liability that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. These are valued based on our estimates and assumptions that market participants would use in pricing the asset or liability.

TORRID INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Financial assets and liabilities measured at fair value on a recurring basis as of the end of fiscal year

2016 consisted of the following (in thousands):

	January 28, 2017	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Money market funds (cash equivalent)	$5	$5	$—	$—

Total assets	$5	$5	$—	$—

Liabilities
Deferred compensation plan liability (noncurrent)	$2,672	$—	$2,672	$—

Total liabilities	$2,672	$—	$2,672	$—

Financial assets and liabilities measured at fair value on a recurring basis as of the end of the first quarter of fiscal year 2017 consisted of the following (in thousands):

	April 29, 2017	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Money market funds (cash equivalent)	$10,084	$10,084	$—	$—

Total assets	$10,084	$10,084	$—	$—

Liabilities
Deferred compensation plan liability (noncurrent)	$3,068	$—	$3,068	$—

Total liabilities	$3,068	$—	$3,068	$—

The fair value of our money market funds is based on quoted prices in active markets. The deferred compensation plan liability represents the amount that would be earned by participants if the funds were invested in securities traded in active markets. The fair value of the deferred compensation plan liability is determined based on quoted prices of similar assets that are traded in observable markets, or represents the cash withheld by participants prior to any investment activity.

Note 16. Private Label Credit Card

We have an agreement with a third party to provide customers with private label credit cards, or the Credit Card Agreement. Each private label credit card bears the logo of the Torrid brand and can only be used at our store locations and on torrid.com. A third-party financing company is the sole owner of the accounts issued under the private label credit card program and absorbs the losses associated with non-payment by the private label card holders and a portion of any fraudulent usage of the accounts. Pursuant to the Credit Card Agreement, we receive marketing and promotional funds from the third-party financing company for certain expenses we incur based on usage of the private label credit cards. These marketing and promotional funds are recorded as a reduction in selling, general and administrative expenses in the consolidated statements of operations and comprehensive income. During the first quarter of fiscal years 2016 and 2017, these funds amounted to $1.6 million and $1.4 million, respectively, related to these private label credit cards.

TORRID INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 17. Deferred Compensation Plan

On August 1, 2015, we established the Torrid LLC Management Deferred Compensation Plan, or Deferred Compensation Plan, for the purpose of providing highly compensated employees a program to meet their financial planning needs. The Deferred Compensation Plan provides participants with the opportunity to defer up to 80% of their base salary and up to 100% of their annual earned bonus, all of which, together with the associated investment returns, are 100% vested from the outset. The Deferred Compensation Plan is designed to be exempt from most provisions of the Employee Retirement Security Act of 1974, as amended. All deferrals and associated earnings are our general unsecured obligations. We may at our discretion contribute certain amounts to eligible employees’ accounts. To the extent participants are ineligible to receive contributions from participation in our 401(k) Plan, we contribute 50% of the first 4% of participants’ eligible contributions into their Deferred Compensation Plan accounts. As of the end of fiscal year 2016 and as of the end of the first quarter of fiscal year 2017, we did not have any assets of the Deferred Compensation Plan and the associated liabilities were $2.7 million and $3.1 million, respectively, included in our consolidated balance sheets.

Note 18. Employee Benefit Plan

On August 1, 2015, we adopted the Torrid 401(k) Plan, or the 401(k) Plan. All employees who have been employed by us for at least 200 hours and are at least 21 years of age are eligible to participate. Employees may contribute up to 80% of their eligible compensation to the 401(k) Plan, subject to a statutorily prescribed annual limit. We may at our discretion contribute certain amounts to eligible employees’ accounts. We contribute 50% of the first 4% of participants’ eligible contributions into their 401(k) Plan accounts. During the first quarter of fiscal years 2016 and 2017, we contributed $0.1 million and $0.1 million, respectively, to eligible employees’ Torrid 401(k) Plan accounts.

Note 19. Subsequent Events

On June 2, 2017, we terminated the transition services agreement and entered into a third party services agreement with Hot Topic, pursuant to which Hot Topic provides us (or causes applicable third parties to provide) certain services, including information technology, distribution and logistics management, real estate leasing and construction management and other services as may be specified. The term of the third party services agreement is three years, unless we or Hot Topic terminate the agreement (or certain services under the agreement) upon 18 months’ written notice or as otherwise agreed by us or Hot Topic. Rates and costs related to the services provided under the third party services agreement may change with prior written approval from both parties.

Subsequent events were evaluated through June 6, 2017, which is the date these consolidated financial statements were available to be issued.

Through and including                     , 2017, (the 25th day after the date of this prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

            Shares

Torrid Inc.

Common Stock

PROSPECTUS

BofA Merrill Lynch

Morgan Stanley

Goldman Sachs & Co. LLC

J.P. Morgan

Jefferies

Baird

Telsey Advisory Group

William Blair

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

SEC registration fee	$	*
FINRA filing fee	$	*
NYSE listing fee	$	*
Printing expenses	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Miscellaneous expenses	$	*

Total expenses	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred. Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our certificate of incorporation will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

On May 1, 2015 Torrid Inc. issued one share of common stock, par value $0.01 per share, to its parent company Torrid Holding LLC for $45.0 million in exchange for ownership of 100% of the equity interests in Torrid Inc. The issuance of such common stock was exempt from registration under the Securities Act by virtue of the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction did not involve a public offering. No underwriters were involved in the issuance.

In addition, prior to the completion of this offering, we will effect the following:

•	a -for- split of our common stock (the “Stock Split”);

•	thereafter, our direct parent, Torrid Holding LLC, will create a new subsidiary, New Torrid Holding LLC, and contribute shares of Torrid Inc. stock to New Torrid Holding LLC; and

•	thereafter, Torrid Holding LLC will be merged with and into Torrid Inc., with Torrid Inc. surviving the merger, and the shares of our common stock that Torrid Holding LLC holds (after giving effect to the Stock Split), along with the equity interests of New Torrid Holding LLC that Torrid Holding LLC holds, will be distributed to the equity holders of Torrid Holding LLC based on their relative rights under its limited liability company agreement, with no additional issuance of shares by us. Each holder of units of Torrid Holding LLC will receive shares or our common stock and equity interests in New Torrid Holding LLC in such merger, subject to the terms of the limited liability company agreement of Torrid Holding LLC.

None of the foregoing transactions will involve an offer or sale of securities by Torrid Inc.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b)	Financial Statement Schedules

Schedule I—Condensed Financial Information of Registrant

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the purchase agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Industry, California on July 10, 2017.

Torrid Inc.

By:	/s/ Kay Hong

Name: Kay Hong Title: Chief Executive Officer

POWER OF ATTORNEY

Each officer and director of Torrid Inc. whose signature appears below constitutes and appoints Kay Hong and George Wehlitz, Jr., and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this Registration Statement, and any additional Registration Statement filed pursuant to Rule 462, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

* * * *

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated below:

Name	Title	Date

/s/ Kay Hong Kay Hong	Chief Executive Officer and Director (principal executive officer)	July 10, 2017

/s/ George Wehlitz, Jr. George Wehlitz, Jr.	Chief Financial Officer (principal financial officer and principal accounting officer)	July 10, 2017

/s/ Stefan Kaluzny Stefan Kaluzny	Director	July 10, 2017

/s/ Peter Morrow Peter Morrow	Director	July 10, 2017

/s/ Lisa Harper Lisa Harper	Director	July 10, 2017

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1*	Form of Certificate of Incorporation of Torrid Inc., to be effective upon the completion of this offering.

3.2*	Form of Bylaws of Torrid Inc., to be effective upon the completion of this offering.

5.1	Form of Opinion of Kirkland & Ellis LLP.

10.1	Credit Agreement, dated May 1, 2015, among Torrid LLC, Bank of America, N.A., as administrative agent and collateral agent, and the other lenders party thereto.

10.2*	Services Agreement, dated June 2, 2017, among Torrid LLC and Hot Topic, Inc.

10.3*	Form of Stockholders’ Agreement.

10.4*	Form of Registration Rights Agreement.

10.5*+	Employment Agreement, dated January 30, 2017, by and between Torrid LLC and Kay Hong.

10.6*+	Torrid Inc. Omnibus Equity Incentive Plan.

16.1	Letter from Ernst & Young LLP, independent registered public accounting firm.

21.1	List of subsidiaries of Torrid Inc.

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.3	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).

24.1	Powers of Attorney (included on signature page).

*	To be filed by amendment.
+	Indicates a management contract or compensatory plan or arrangement.